Form 10-K, Exhibit 13
period 1994-01-01
BALDOR ELECTRIC CO
filed 1994-03-31
CIK 9342

ELEVEN-YEAR SUMMARY of FINANCIAL DATA

(In thousands, except percentages and per-share data)

                                  PER SHARE DATA
                               --------------------                         LONG-
            NET          NET        NET                     TOTAL            TERM
          SALES     EARNINGS   EARNINGS   DIVIDENDS        ASSETS     OBLIGATIONS

1993   $356,595    $19,426      $1.04        $.35        $237,950         $22,474

1992    318,930     15,264        .83         .29         211,941          23,209

1991    286,495     11,922        .67         .27         203,277          24,376

1990    294,030     14,137        .80         .27         200,694          25,299

1989    281,462     13,107        .75         .23         185,474          22,543
















1993 Annual Report                                                     Page 14

                            Management's Discussion and Analysis


Results of Operations

Summary

      Baldor continued its growth trend in 1993 with record sales and earnings for the year. Baldor leveraged an 11.8% sales increase into a 27.3% earnings increase for the year. We continue to focus on building our drives business, new product introductions, productivity and cost improvements, marketing innovations, education, and training.

Net Sales

      Baldor sells to a broad base of distributors and OEMs domestically and in more than 55 countries through a network of foreign affiliates and distributors. No single customer accounts for more than 1.5% of sales. Sales of $356.6 million in 1993 were up 11.8% over 1992 sales of $318.9 million even though fiscal 1992 contained 53 weeks. Sales in 1991 were $286.5 million.

      The 1993 sales increase was broad-based across many industries and geographic regions. Sales of new products continue to provide good growth opportunities for Baldor. For instance, our 1993 drives business grew 23.3% over 1992 levels and, for the second year in a row, grew at twice the rate of our motor business. Energy efficiency continues to gain importance in our industry and Baldor's sales of Super-E premium efficient motors grew at over three times the rate of overall sales. In 1993, distributor sales increased 10.0% over 1992 levels and OEM sales increased 12.6% over 1992 levels.

      The 1992 sales increase of 11.3% over 1991 sales was due to good improvement in almost every aspect of our business including product growth, distributor and OEM mix, and growth across geographic regions. Drive sales were up 23.2% in 1992 over 1991 drive sales.

Net Earnings

      Net earnings of $19.4 million in 1993 exceeded 1992 net earnings of $15.3 million by 27.3%. Net earnings in 1991 were $11.9 million. Price improvement averaged slightly over 2% in both 1993 and 1992.

      The gross margin percentage increased to 28.3% in 1993 compared to 28.0% in 1992. Both of these were above the 1991 gross margin percentage of 27.8%. The gross margin percentages in 1993 and 1992 improved due to a small, but effective, price increase in both years and continued productivity improvements in both years.

      Selling and administrative costs as a percentage of sales have improved to 18.2% in 1993, from 19.0% in 1992, and 19.8% in 1991. These improvements have been about evenly split between selling and administrative expenses. We have managed to support increases in sales without significant increases in support costs from these areas.

      Due to the increased volumes, improved pricing, and cost containment, 1993 pre-tax margins were 9.1%. This compares to 1992 pre-tax margins of 7.8% and 1991 pre-tax margins of 6.8%.


International Operations

      Sales from international operations (foreign affiliates and exports) were $47.6 million in 1993, up 12.4% from 1992 sales of $42.4 million. Sales in 1991 from international operations were $36.7 million. Sales were particularly strong in our Pacific Rim countries and Mexico. Foreign pre-tax earnings for 1993 increased to $1.6 million, a 65.2% increase over the previous year and a 150.6% increase over 1991 levels.

Environmental Remediation

Baldor believes, based on its review and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on its results of operations or financial condition.

1993 Annual Report                                                     Page 18

Financial Position

Summary

      The continued strength of our balance sheet provides a good foundation for financing growth opportunities, better serving our customers, and increasing value for our shareholders. During 1993, we continued to invest in our future by expanding research and development of new products and improvements of old ones, continuing capital investments for productivity and cost improvements and making additional investments in our employees and customers through education and training.

Investments

      In 1993, we invested $15.0 million in property, plant and equipment, which was up 29.3% compared to 1992. Approximately 50% of Baldor's property, plant and equipment has been purchased in the last five years. Capital investments have been made to improve product quality, increase productivity, lower manufacturing costs, increase capacity and support new products. During 1992, we completed the relocation of our large motor plant from Charlotte, North Carolina, to nearby York County, South Carolina. Also completed in 1992 was the construction of a new R&D center in Fort Smith, Arkansas.

      Investments in property, plant and equipment for 1994 are anticipated to be $15.0 million to $20.0 million. This range includes a new plant to be located in Ozark, Arkansas, near Fort Smith, to expand capacity for the 15hp to 75hp steel band motors which are now being built in Columbus, Mississippi. The Columbus plant will continue to build cast-iron motors in these sizes. This move will allow for better utilization of the Columbus plant and improve our cost competitiveness in the 15hp to 75hp motors. Baldor's cash flow and financial strength are expected to be adequate to fund these investments.

      In 1993, we also increased our investments in research and development to $12.9 million from $11.3 million in 1992 and $9.9 million in 1991. During the last three years we have introduced many new products and our commitment to research and development continues to help Baldor maintain a leadership position in the marketplace and to satisfy our customers' needs.


     Education and training continues to be important at Baldor.  During
1993, we made investments in the education and training of our people through classes in value, quality, cost improvement, advanced technical skills, safety, job development and basic literacy. Additionally, we have over 1,000 customer and employee graduates of our sales and product training classes to date. These classes help to increase technical skills in sales and support areas.

Current Liquidity

      Baldor has a very strong current position. Cash flow from operations continues to provide the principal source of liquidity. In 1993, cash flow from operating activities increased to $27.7 million from $25.0 million in 1992. Working capital was $108.6 million at the end of 1993 compared to $97.3 million at the end of 1992. The current ratio, while still very strong, decreased to 3.5 compared to 4.0 at the end of 1992. This decrease was due to the increased volume of business and the investments in receivables, inventory, and property, plant and equipment needed to support the increase. Baldor has available lines of credit of $31.4 million to support domestic and foreign operations. There were no borrowings under these lines at the end of 1993 or 1992.

Long-Term Debt and Shareholders' Equity

      Long-term obligations were 12.3% of capitalization at the end of 1993 compared to 13.8% at the end of 1992. The weighted average interest rate on our long-term debt is 6.4%. Shareholders' equity continues to increase and is at a record level for Baldor. This strong base gives us an excellent opportunity for assuming additional debt to finance expansion opportunities, including acquisitions, which could further enhance the growth of the Company. Return on shareholders' equity for 1993 increased to 12.7% from 10.9% in 1992. In the fourth quarter of 1993, there was a six-for-five stock split and in the fourth quarter of 1992, there was a three-for-two stock split. Both stock splits were effected in the form of stock dividends.

Dividend Policy

      The cash dividend was increased 20.7% during 1993. This is in addition to the 7.4% increase during 1992. Our dividend policy is to make increases periodically, as earnings and financial strength warrant, but also to reinvest a major portion of earnings and internal funds to finance growth opportunities. Our goal is to enable shareholders to obtain increased dividends over time while also participating in the growth of the Company.







1993 Annual Report                                                     Page 19

CONSOLIDATED BALANCE SHEETS
BALDOR ELECTRIC COMPANY AND SUBSIDIARIES



                                                    JANUARY 1        JANUARY 2
                                                         1994             1993
ASSETS (in thousands)

CURRENT ASSETS:

     Cash and cash equivalents                     $    7,310       $    5,921

     Marketable securities                             22,914           16,812

     Receivables, less allowances of
         $1,800 and $1,200, respectively               59,566           51,401

     Inventories:
          Finished products                            44,544           44,461
          Work-in-process                               9,351            9,908
          Raw material                                 24,448           20,429
                                                      -------          -------
                                                       78,343           74,798
              LIFO valuation adjustment (deduction)   (24,724)         (25,123)
                                                      -------          -------
                                                       53,619           49,675

     Deferred Income Taxes                              2,219

     Other current assets                               6,374            5,531
                                                      -------          -------
                     TOTAL CURRENT ASSETS             152,002          129,340


OTHER ASSETS                                           13,552           11,444

PROPERTY, PLANT AND EQUIPMENT:
     Land and improvements                              3,117            3,280
     Buildings and improvements                        24,792           24,014
     Machinery and equipment                          118,311          111,455
     Allowances for depreciation and
             amortization (deduction)                 (73,824)         (67,592)
                                                      -------          -------
                    TOTAL PROPERTY, PLANT
                       AND EQUIPMENT                   72,396           71,157
                                                    ---------       ----------
                                                    $ 237,950       $  211,941
                                                    =========       ==========

See notes to consolidated financial statements.



                                                    JANUARY 1        JANUARY 2
                                                         1994             1993
LIABILITIES AND SHAREHOLDERS' EQUITY
  (in thousands, except share data)

CURRENT LIABILITIES:
    Accounts payable                                $  12,690        $   9,340
    Employee compensation                               4,740            3,761
    Profit sharing                                      4,284            3,371
    Anticipated warranty costs                          2,750            2,500
    Accrued insurance obligations                       6,616            4,792
    Other accrued expenses                              9,710            7,014
    Income taxes                                        2,121              533
    Current maturities of long-term obligations           490              686
                                                     --------         --------
               TOTAL CURRENT LIABILITIES               43,401           31,997


LONG-TERM OBLIGATIONS                                  22,474           23,209


DEFERRED INCOME TAXES                                  11,536           11,509


SHAREHOLDERS' EQUITY:
    Preferred stock, $.10 par value
         Authorized shares:  5,000,000
         Issued and outstanding shares:  None
    Common stock, $.10 par value
         Authorized shares:  25,000,000
         Issued and outstanding shares:
         1993--17,968,383; 1992--17,790,200
             (excluding 120,387 shares held in
             treasury in 1993 and 142,809 shares
             held in treasury in 1992)                   1,797           1,483

    Additional capital                                  17,848          15,440

    Retained earnings                                  141,729         128,792

    Cumulative translation adjustments                    (835)           (489)
                                                     ---------       ---------
                       TOTAL SHAREHOLDERS' EQUITY      160,539         145,226
                                                     ---------       ---------
                                                     $ 237,950       $ 211,941
                                                     =========       =========



See notes to consolidated financial statements.

1993 Annual Report                                                     Page 20

CONSOLIDATED STATEMENT OF EARNINGS
BALDOR ELECTRIC COMPANY AND SUBSIDIARIES

                                                                            YEARS ENDED
                                                        JANUARY 1           JANUARY 2          DECEMBER 28
                                                             1994                1993                 1991
                                                             (In thousands, except share data)

Net sales                                               $ 356,595           $ 318,930            $ 286,495
Other income, net                                           1,398                 705                  707
                                                        ---------           ---------            ---------
                                                          357,993             319,635              287,202

Costs and expenses
     Cost of goods sold                                   255,557             229,686              206,953
     Selling and administrative                            64,807              60,697               56,867
     Profit sharing                                         4,284               3,371                2,652
     Interest                                                 975                 908                1,281
                                                         --------           ---------            ---------
                                                          325,623             294,662              267,753

Earnings Before Income Taxes                               32,370              24,973               19,449
Income taxes                                               12,944               9,709                7,527
                                                        ---------           ---------            ---------
         NET EARNINGS                                   $  19,426           $  15,264            $  11,922
                                                        =========           =========            =========

NET EARNINGS PER COMMON SHARE                              $ 1.04              $  .83               $  .67
                                                           ======              ======               ======

Weighted average shares outstanding                    18,710,860          18,319,835           17,907,572
                                                       ==========          ==========           ==========

See notes to consolidated financial statements.


SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)
BALDOR ELECTRIC COMPANY AND SUBSIDIARIES



QUARTER (In thousands, except share data):        FIRST         SECOND          THIRD         FOURTH        TOTAL

1993
   Net sales                                      $86,547        $90,673        $90,703       $88,672       $356,595
   Gross profit                                    24,602         25,874         25,591        24,971        101,038
   Net earnings                                     4,593          5,145          4,853         4,835         19,426
   Net earnings per common share                     0.25           0.27           0.26          0.26           1.04


1992
   Net sales                                      $73,715        $80,028        $79,704       $85,483       $318,930
   Gross profit                                    20,369         22,813         22,341        23,721         89,244
   Net earnings                                     3,406          4,034          3,702         4,122         15,264
   Net earnings per common share                     0.19           0.22           0.20          0.22           0.83





1993 Annual Report                                                     Page 21

CONSOLIDATED STATEMENTS OF CASH FLOWS
BALDOR ELECTRIC COMPANY AND SUBSIDIARIES

                                                                 YEARS ENDED
                                               JANUARY 1           JANUARY 2         DECEMBER 28
                                                    1994                1993                1991
                                                                (In thousands)

Operating activities:
     Net earnings                               $ 19,426            $ 15,264            $ 11,922
     Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
          Depreciation and amortization           12,220              12,148              12,099
          Deferred income taxes                   (2,192)             (1,846)             (1,446)
          Changes in operating assets
            and liabilities:
              Receivables                         (8,765)             (2,274)              1,992
              Inventories                         (3,944)               (268)               (805)
              Other current assets                  (843)                794                (729)
              Accounts payable                     3,350                (330)             (1,657)
              Accrued expenses                     6,662               1,957              (1,205)
              Income taxes                         1,588                (179)               (754)
              Other, net                             258                (232)               (113)
                                                  ------              ------              ------
     Net cash from operating activities           27,760              25,034              19,304

Investing activities:
     Additions to property,
       plant, and equipment                      (14,983)            (11,632)             (9,832)
     Marketable securities purchased             (22,914)            (16,812)             (5,271)
     Marketable securities sold                   16,812               5,271               3,332
     Information systems development                                   (252)               (652)
                                                 -------             -------             -------
     Net cash used in investing activities       (21,085)            (23,425)            (12,423)

Financing activities:
     Short-term borrowings (repayments)                               (1,085)             (1,191)
     Reduction of long-term obligations             (931)             (1,416)               (895)
     Unexpended debt proceeds                        472               3,661                 629
     Repurchase of company stock                                                            (103)
     Dividends paid                               (6,190)             (5,139)             (4,668)
     Stock option plans                            1,363               1,516               1,717
                                                  ------              ------              ------
     Net cash used in financing activities        (5,286)             (2,463)              4,511)
                                                 -------              ------              ------

Net increase (decrease) in
  cash and cash equivalents                        1,389                (854)              2,370

Beginning cash and cash equivalents                5,921               6,775               4,405
                                                --------            --------            --------
Ending cash and cash equivalents                $  7,310            $  5,921            $  6,775
                                                ========            ========            ========

See notes to consolidated financial statements.

1993 Annual Report                                                     Page 22

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BALDOR ELECTRIC COMPANY AND SUBSIDIARIES


                                                                                                   Cumulative
                                                      Common Stock      Additional   Retained      Translation
(In thousands)                                      Shares     Amount   Capital      Earnings      Adjustments     Total


BALANCE AT DECEMBER 29, 1990                          9,653      $965     $11,395       $111,906      $(334)        $123,932

Stock option plans
  (net of shares exchanged)                             113        11       1,706                                      1,717
Translation adjustments                                                                                 470              470
Net earnings                                                                              11,922                      11,922
Repurchase of common stock                               (6)                 (103)                                      (103)
Purchase of Sweo Controls, Inc.                          20         2         391                                        393
Cash dividends at $.27
  per common share                                                                        (4,668)                     (4,668)
                                                      -----       ---      ------        -------        ---          -------
BALANCE AT DECEMBER 28, 1991                          9,780       978      13,389        119,160        136          133,663

Stock option plans
  (net of shares exchanged)                              99        10       1,506                                      1,516
Translation adjustments                                                                                (625)            (625)
Net earnings                                                                              15,264                      15,264
Purchase of Sweo Controls, Inc.                          22         2         545                                        547
Three-for-two common stock split
  effected in the form of a 50%
  stock dividend                                      4,924       493                       (493)
Cash dividends at $.29
  per common share                                                                        (5,139)                     (5,139)
                                                     ------     -----      ------        -------       ----          -------
BALANCE AT JANUARY 2, 1993                           14,825     1,483      15,440        128,792       (489)         145,226

Stock option plans
  (net of shares exchanged)                             102        10       1,353                                      1,363
Translation adjustments                                                                                (346)            (346)
Net earnings                                                                              19,426                      19,426
Purchase of Sweo Controls, Inc.                          47         5       1,055                                      1,060
Six-for-five common stock split
  effected in the form of a 20%
  stock dividend                                      2,994       299                       (299)
Cash dividends at $.35
  per common share                                                                        (6,190)                     (6,190)
                                                     ------    ------     -------       --------      -----         --------
BALANCE AT JANUARY 1, 1994                           17,968    $1,797     $17,848       $141,729      $(835)        $160,539
                                                     ======    ======     =======       ========      =====         ========


See notes to consolidated financial statements.

1993 Annual Report                                                     Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BALDOR ELECTRIC COMPANY AND SUBSIDIARIES
January 1, 1994

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates primarily in one industry segment which includes the design, manufacture and sale of electric motors and drives.

Consolidation: The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52 or 53 week year. Fiscal year 1993 contained 52 weeks, fiscal year 1992 contained 53 weeks and fiscal year 1991 contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less and are valued at cost which approximates market.

Marketable Securities: All marketable securities are valued at cost which approximates market. In May 1993, the Financial Accounting Standards
Board issued statement of Financial Accounting Standards No. 115,
"Accounting for Certain Investments in Debt and Equity Securities", which the Company must adopt in the first quarter of 1994. Adoption of this new standard is not expected to have a material effect on the Company's financial statements.

Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method (LIFO), except for $9,085,000 in 1993 and $8,855,000 in 1992, at foreign locations, valued by the first-in, first-out method (FIFO). Approximate replacement costs of inventories for January 1, 1994, and January 2, 1993, were $78,343,000 and $74,798,000 respectively.

Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

Information Systems: Costs incurred in developing management information systems are capitalized and included in property, plant and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational. Amortization was $1,108,000 in 1993, $1,037,000 in 1992, and $1,007,000 in 1991.

Benefit Plans: The Company has profit sharing plans covering most employees with over two years service. The plans currently provide, subject to certain adjustments, for Company contributions equal to 12% of earnings before income taxes of participating companies. The Company has no expenses related to post-retirement health benefits for retired employees or post-employment benefits.

Income Taxes: Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS)
No. 109, "Accounting for Income Taxes". Deferred income taxes are provided on temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Net Earnings Per Common Share:  Net earnings per common share are computed by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents (dilutive stock options)
outstanding during the year.   Since the dilutive effect of common stock
options is similar in both calculations, net earnings per common share reflects both primary and fully diluted earnings per share.

Research and Development: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $12,900,000 in 1993, $11,300,000 in 1992, and $9,900,000 in 1991.


NOTE B -- LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
                                                      1993               1992
                                                           (in thousands)
Industrial Development Bonds

        due through 2004 at 6.0%  fixed rate        $   629           $  1,214
        due through 2004 at 8.25% fixed rate          4,985              5,260
        due through 2004 at 5.29% variable rate       3,500              3,500
        due through 2009 at 7.75% fixed rate          3,000              3,000
        due through 2009 at 7.875% fixed rate         7,200              7,200
        due through 2010 at 4.51% variable rate       3,440              3,440


        Other Notes Payable                             210                281
                                                   --------           --------
                                                     22,964             23,895
        Less Current Maturities                         490                686
                                                   --------           --------
                                                   $ 22,474           $ 23,209
                                                   ========           ========

At January 1, 1994, Industrial Development Bond proceeds of $7,163,000 are included in Other Assets. Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $13,268,000 at January 1, 1994.

Maturities of long-term obligations during each of the five fiscal years ending 1998 are: 1994--$490,000; 1995--$453,000; 1996--$488,000; 1997--$972,000;
1998--$930,000. Industrial Development Bonds include capital lease obligations of $8,614,000 at January 1, 1994. Aggregate future minimum capital lease payments at January 1, 1994, are $13,392,000 including interest of $4,778,000.


1993 Annual Report                                                     Page 24

Certain long-term obligations require, among other things, that the Company maintain certain financial ratios and restrict cumulative cash dividends and other distributions. Retained earnings of $26,894,000 at January 1, 1994, were unrestricted. At January 1, 1994, the Company had outstanding letters of credit totaling $12,323,000.

Interest paid was $1,420,000 in 1993, $1,481,000 in 1992, and $2,009,000 in
1991.

The Company had lines of credit aggregating $31,400,000 available at January
1, 1994. These arrangements do not have termination dates but are reviewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing. There were no outstanding borrowings under these lines at January 1, 1994 or January 2, 1993.


NOTE C -- INCOME TAXES

The Company made income tax payments of $13,219,000 in 1993, $10,539,000 in 1992, and $7,796,000 in 1991. Income tax expense consists of the following:

                                    1993             1992             1991
       (In thousands)
    Current:
        Federal                  $12,906          $10,126          $ 7,749
        State                      1,429            1,123              922
        Foreign                      448              212              302
    Deferred:                     (1,839)          (1,752)          (1,446)
                                  ------            -----            -----
                                 $12,944          $ 9,709          $ 7,527
                                 =======          =======          =======

Deferred income taxes arise from recognizing revenues and expenses in different years for tax and financial statement purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

                                       1993             1992             1991

    Statutory federal
     income tax rate                  35.0%            34.0%            34.0%
    State taxes, net of
     federal benefit                   3.4              3.4              3.4
    Other                              1.6              1.5              1.3
                                      ----             ----             ----
    Effective income tax rate         40.0%            38.9%            38.7%
                                      ====             ====             ====



NOTE D -- STOCK PLANS

The Company has four plans under which various types of stock options may be granted. Under two plans the Company has granted non-compensatory stock options to employees and district managers, as approved by the shareholders and the Board of Directors, respectively, at prices equal to the market value at the date of grant. Outstanding options expire five, six, and ten years from the date of grant. There are no charges to income in connection with these plans.

The shareholders of the Company approved two additional plans which are administered by a Committee of the Board of Directors. These plans can grant shares to employees and non-employee directors. Under these plans, grants can include incentive stock options, non-qualified stock options, restricted shares, formula price shares, and stock appreciation rights. The Committee has granted non-qualified options to purchase shares of restricted stock at 50% of the stock's market value at the date of grant and shares of incentive options to purchase shares at prices not less than market value at the date of grant. Option restrictions lapse after five years or if the Company is acquired. Related compensation expense is amortized over the restriction period.

A summary of information regarding the stock plans follows:

                                                         Non-
                                                 Compensatory   Compensatory
                                         Total          Plans          Plans
Shares available for grant           3,745,800      2,125,800      1,620,000
Options outstanding:
Balance at January 2, 1993,
    at $4.05 - $16.39
    per share                        1,662,527        943,422        719,105
    Granted at $8.65 -
    $21.25 per share                   218,400                       218,400

    Exercised at $4.05 -
    $14.24 per share                  (151,541)       (93,188)       (58,353)

    Canceled at $9.03 -
    $18.85 per share                   (44,400)       (39,600)        (4,800)
                                      --------        -------         ------
    Balance at January 1, 1994,
    at $4.05 - $21.25
    per share                        1,684,986        810,634        874,352
                                     =========        =======        =======
Shares exercisable at
January 1, 1994                      1,111,770        470,434        641,336
Shares reserved for future
grants:

    January 2, 1993                    581,692                       581,692
    January 1, 1994                    371,692          3,600        368,092





1993 Annual Report                                                     Page 25

NOTE E -- SHAREHOLDERS' EQUITY

On November 8, 1993, the Company's Board of Directors authorized a six-for-five stock split effected in the form of a 20% stock dividend payable January 7, 1994 to shareholders of record on December 10, 1993. This resulted in the issuance of 2,993,997 additional shares of common stock. All per share and weighted average share amounts have been restated to reflect this stock split.

In May 1988, the Company declared a dividend distribution of one Common Stock Purchase Right on each outstanding share of common stock. The
Rights entitle holders to buy one share of Baldor common stock for $28 and become exercisable only if a person would acquire or announce a tender or exchange offer to acquire 20% or more of the Company's common stock. If a person acquires 20% or more of the Company's common stock, without the Board of Director's consent, then each Right would entitle its holder to purchase for $28 the number of shares of Baldor stock (or in the event of a merger, a number of shares of the acquiring company's stock) that has a market value of $56. The Rights may be redeemed by the Company at a price of $.018 per Right prior to a person's acquiring 20% or more of the Company's common stock (and in certain events thereafter), and they expire in May 1998.

NOTE F -- OPERATING LEASES

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $3,500,000 in 1993, $3,600,000 in 1992, and $3,900,000 in 1991. Future minimum payments for operating leases having noncancelable lease terms in excess of one year are:
1994-$2,126,000, 1995-$1,947,000, 1996-$1,413,000, 1997-$1,194,000; 1998-
$75,000; and decline substantially thereafter.


NOTE G -- FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore, and Mexico. Consolidated sales, earnings before income taxes and identifiable assets consist of the following:

(In thousands)                               1993           1992           1991
Net Sales:
   United States Companies:
       Domestic customers               $ 308,949      $ 276,536      $ 249,783
       Export customers                    19,262         16,997         15,193
                                        ---------      ---------      ---------
                                          328,211        293,533        264,976
       Foreign Affiliates                  28,384         25,397         21,519
                                        ---------      ---------      ---------
                                        $ 356,595      $ 318,930      $ 286,495

Earnings Before Income Taxes:
   United States Companies              $  30,746      $  23,990      $  18,851
   Foreign Affiliates                       1,624            983            648
                                        ---------      ---------      ---------
                                        $  32,370      $  24,973      $  19,499

Assets:
   United States Companies              $ 218,509      $ 193,822      $ 185,409
   Foreign Affiliates                      19,441         18,119         17,868
                                        ---------      ---------      ---------
                                        $ 237,950      $ 211,941      $ 203,277


Assets and liabilities of foreign affiliates are translated into U. S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments and certain foreign exchange hedges are recorded in the Cumulative Translation Adjustment account in shareholders' equity.


1993 Annual Report                                                     Page 26

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Baldor Electric Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and subsidiaries as of January 1, 1994, and January 2, 1993, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and subsidiaries at January 1, 1994, and January 2, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.



/s/ Ernst & Young

St. Louis, Missouri
February 4, 1994



REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

Baldor management is responsible for the integrity and objectivity of the financial information contained in this Annual Report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying informed judgements and estimates where appropriate.

Baldor maintains a system of internal accounting control that provides reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent auditors, Ernst & Young, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young, independent certified public accountants, have audited
Baldor's financial statements.  Management has made available to Ernst &
Young all the corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings.



                                           /s/ R. S. Boreham, Jr.
                                           Chairman of the Board and
                                           Chairman of the Executive Committee



                                           /s/ R. L. Qualls
                                           President and Chief Executive Officer



                                           /s/ Lloyd G. Davis
                                           Chief Financial Officer,
                                           Vice President - Finance
                                           Secretary, and Treasurer


1993 Annual Report                                                     Page 27

                                    DIRECTORS & OFFICERS
(Photo)
Roland S. Boreham, Jr.              Chairman of the Board
                                    Director for 32 years
(Photo)
R. L. Qualls                        President and Chief Executive Officer
                                    Director for 6 years
(Photo)
George A. Schock                    Assistant Secretary
                                    Director for 49 years
(Photo)
Jefferson W. Asher, Jr.             Independent Management Consultant
                                    Director for 20 years
(Photo)
Fred C. Ballman                     Former Chairman and CEO of the Company
                                    (retired)
                                    Director for 39 years
(Photo)
O. A. Baumann                       Former Company's Manufacturers'
                                    Representative (retired)
                                    Director for 32 years
(Photo)
Robert J. Messey                    Senior Vice President, Chief Financial
                                    Officer, and Director, Sverdrup Corporation
                                    Director for 1 year
(Photo)
Robert L. Proost                    Corporate Vice President and Director of
                                    Administration, A.G. Edwards & Sons, Inc.
                                    Director for 5 years
(Photo)
Willis J. Wheat                     Professor of Management and Marketing,
                                    Oklahoma City University
                                    Director for 2 years
(Photo)
Theodore W. Atkins                  Vice President - Industry Relations &
                                    Governmental Affairs

(Photo)
Charles H. Cramer                   Vice President - Personnel

(Photo)
Lloyd G. Davis                      Vice President - Finance, Chief Financial
                                    Officer, Secretary, and Treasurer

(Photo)
James R. Kimzey                     Vice President - Research & Engineering

(Photo)
John A. McFarland                   Vice President - Sales

(Photo)
Robert L. Null, Jr.                 Vice Persident - Manufacturing

(Photo)
Jerry D. Peerbolte                  Vice President - Marketing

1993 Annual Report                                                     Page 28

                                   SHAREHOLDER INFORMATION

DIVIDENDS PAID
                                  1991         1992        1993
1st quarter                      $ .06        $ .07       $ .08
2nd quarter                        .07          .07         .08
3rd quarter                        .07          .07         .09
4th quarter                        .07          .08         .10
                                 -----        -----       -----
Year                             $ .27        $ .29       $ .35



COMMON STOCK PRICE
RANGE NYSE SYMBOL-BEZ
                                        1992                    1993
                                 High         Low         High        Low
1st quarter                      13-3/4       12-1/4      19-1/8      16-1/4
2nd quarter                      15-1/4       13-1/8      21-1/4      18-3/8
3rd quarter                      15-3/4       13-1/2      21-1/2      18-3/8
4th quarter                      18-5/8       14-1/2      24-1/2      20-3/8


SHAREHOLDERS
3,510 at January 1, 1994 including shareholders of record and employees through benefit plans.


1993 Annual Report                                                     Page 29