Form 10-K, Exhibit 13
BALDOR ELECTRIC CO
filed 1995-03-30
CIK 9342

ELEVEN-YEAR SUMMARY OF FINANCIAL DATA


(In thousands, except percentages and per-share data)

                                   PER SHARE DATA
                                 -------------------             LONG-
           NET        NET        NET                  TOTAL      TERM
           SALES      EARNINGS   EARNINGS  DIVIDENDS  ASSETS     OBLIGATIONS

1994       $418,152   $26,359    $1.39     $0.42      $283,155   $26,303

1993        356,595    19,426     1.04      0.35       237,950    22,474

1992        318,930    15,264     0.83      0.29       211,941    23,209

1991        286,495    11,922     0.67      0.27       203,277    24,376

1990        294,030    14,137     0.80      0.27       200,694    25,299

           Management's Discussion and Analysis Results of Operations

Summary

      In 1994, Baldor posted its third consecutive yearly record sales and earnings performance. A 17.3% sales increase was leveraged into a 35.7% earnings increase. Baldor continually strives to provide better value to its customers and shareholders through productivity and cost improvements, short lead times, inventory availability, new product introductions, and a continuing emphasis on education and training.

Net Sales

      Baldor sells to a broad base of distributors and OEMs domestically, and in more than 55 countries through a network of foreign affiliates and distributors. No single customer accounts for more than 3.0% of 1994 sales. Sales of $418.2 million in 1994 were up 17.3% over 1993 sales of $356.6 million. Sales in fiscal 1992, which contained 53 weeks, were $318.9 million.

      The 1994 sales increase was broad-based with good growth across many product lines, industries, and geographic regions. Sales of drives and Super-E(r) premium-efficient motors continued strong, approximately doubling the overall sales growth rate. In 1994, distributor sales increased 12.7% over 1993 levels and OEM sales increased 22.5% over 1993 levels.

      The 1993 sales increase of 11.8% over 1992 sales was due in part to the sales of new products, including drives products and Super-E(r) premium-efficient motors, both of which grew significantly faster than the overall sales growth rate.

Net Earnings

      Net earnings of $26.4 million in 1994 exceeded 1993 net earnings of $19.4 million by 35.7%. Net earnings in 1992 were $15.3 million. Price improvement averaged just over 2% in both 1994 and 1993.

      The gross margin percentage increased to 28.9% in 1994 from 28.3% in 1993 and 28.0% in 1992. The gross margin percentages in 1994 and 1993 improved due to continued productivity improvements in both years. Increases in raw material prices were offset by small, but effective, increases in selling prices in both years.

      Selling and administrative costs as a percentage of sales decreased to 17.3% in 1994, from 18.2% in 1993, and 19.0% in 1992. This improvement was the result of a continued emphasis on productivity improvements.

      Due to the increased volumes, improved pricing, and productivity and cost improvements, 1994 pre-tax margins continued to improve. The 1994 pre-tax margin of 10.3% compares favorably with the 1993 pre-tax margin of 9.1% and the 1992 pre-tax margin of 7.8%.

International Operations

      Sales from international operations (foreign affiliates and exports) were $54.6 million in 1994, up 14.6% from 1993 sales of $47.6 million. Sales in 1992 from international operations were $42.4 million. International
sales in 1994 were particularly strong in Europe.   Foreign pre-tax
earnings for 1994 increased to $1.7 million, a 4.9% increase over the previous year and a 73.3% increase over 1992 levels.

Impact of Inflation

      Inflation had a nominal impact on operations during the last three years. Pressure on our margins due to increases in raw material prices was offset through modest increases in selling prices over the last 3 years. Other increases in operating costs were consistent with the general inflation rate, and were more than offset by productivity improvements.

      We are beginning to see pricing pressures on some of our raw materials, namely aluminum and steel; however, at this time, future increases appear to be manageable. Also, while higher interest rates will probably have little direct impact on us, we have many entrepreneurial customers who could be affected.

      Baldor principally values its inventory on the LIFO basis, which more closely matches current costs with current revenues and which has resulted in a more conservative valuation of inventory over time. Approximately 40% of our machinery and equipment has been acquired during the last 5 years; thus depreciation expense approximates the effect of current costs.

Environmental Remediation

      We believe, based on our internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.



                      Financial Position


Summary

      Baldor improved its already strong financial condition in 1994. Stable liquidity and low debt ratios position us well to finance future growth opportunities and to deal with future economic conditions. During 1994, we continued to invest in our future by expanding research and development of new products and improvements of old ones, continuing capital investments for capacity, productivity and cost improvements, and making additional investments in our employees and customers through education and training. We also used our financial condition to increase the dividend rate.

Investments

     In 1994, we invested $22.1 million in property, plant and equipment, not including the assets purchased from Grant Gear. Capital investments have been made to improve product quality, increase productivity, lower manufacturing costs, increase capacity, and support new products. Examples of new products include the commercial motor line, line-regen drives, and expanded servo lines. The Ozark Plant will expand capacity for the 15hp to 75hp steel band motors. Construction began in 1994 and motor production began in February of 1995. There were also expansions at our Nupar (Claremore, OK) and Southwestern Die Casting (Fort Smith, AR) facilities.

     Investments in property, plant and equipment for 1995 are anticipated to be in the low $20 millions. Baldor's cash flow and financial strength are expected to be adequate to fund these anticipated future investments in new product development, productivity and cost improvement, and expanded capacity.

     In 1994, we also increased our investments in research and development to $14.8 million from $12.9 million in 1993 and $11.3 million in 1992. During the last three years we have introduced many new products and our commitment to research and development continues to help Baldor maintain a leadership position in the marketplace and to satisfy our customers' needs.

Current Liquidity

     Cash flow from operations continues to provide the principal source of the Company's liquidity. In 1994, cash flow from operating activities increased to $31.9 million from $27.8 million in 1993.
Working capital was $118.6 million at the end of 1994 compared to $108.6 million at the end of 1993. The current ratio, while still very strong, decreased to 2.9 compared to 3.5 at the end of 1993. This decrease was due primarily to the increased volume of business. Baldor has available lines of credit of $30 million to support operations. There were no borrowings under these lines at the end of 1994 or 1993.

Long-Term Debt and Shareholders' Equity

     Long-term obligations were 12.5% of capitalization at the end of 1994 compared to 12.3% at the end of 1993. The weighted average interest rate on our long-term debt is 6.5%. Shareholders' equity continues to increase and at December 31, 1994 was at a record level for Baldor. This strong capital base gives us an excellent opportunity to finance expansion opportunities as they arise. Return on average shareholders' equity for 1994 increased to 15.3% from 12.7% in 1993. The cash dividend was increased 20.0% during 1994. This is in addition to the 20.7% increase during 1993. In the fourth quarter of 1993, there was a six-for-five stock split effected in the form of a stock dividend.

CONSOLIDATED BALANCE SHEETS
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                            DECEMBER 31              JANUARY 1
                                                   1994                   1994
                                           ------------             ----------
ASSETS (in thousands)

CURRENT ASSETS:

    Cash and cash equivalents                $    8,848            $     7,310

    Marketable securities                        25,996                 22,914

    Receivables, less allowances of              71,003                 59,566
        $2,250 and $1,800, respectively

    Inventories:
        Finished products                        48,516                 44,544
        Work-in-process                          11,933                  9,351
        Raw material                             29,408                 24,448
                                             ----------             ----------
                                                 89,857                 78,343
        LIFO valuation adjustment (deduction)   (25,759)               (24,724)
                                             ----------             ----------
                                                 64,098                 53,619

    Deferred tax assets                           4,801                  2,219


    Other current assets                          6,426                  6,374
                                             ----------             ----------
                 TOTAL CURRENT ASSETS           181,172                152,002

OTHER ASSETS                                     20,481                 13,552

PROPERTY, PLANT AND EQUIPMENT:
    Land and improvements                         3,303                  3,117
    Buildings and improvements                   27,745                 24,792
    Machinery and equipment                     131,991                118,311
    Allowances for depreciation and
        amortization (deduction)                (81,537)               (73,824)
                                             ----------             ----------
                 NET PROPERTY, PLANT,            81,502                 72,396
                 AND EQUIPMENT
                                             ----------             ----------
                                             $  283,155             $  237,950
                                             ==========             ==========






See notes to consolidated financial statements.

                                             DECEMBER 31           JANUARY 1
                                                    1994                1994
                                            ------------          ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
  (in thousands, except share data)

CURRENT LIABILITIES:
    Accounts payable                          $   18,802         $    12,690
    Employee compensation                          5,776               4,740
    Profit sharing                                 5,789               4,284
    Anticipated warranty costs                     3,700               2,750
    Accrued insurance obligations                  9,156               6,616
    Other accrued expenses                        15,697               9,710
    Income taxes                                   2,777               2,121
    Current maturities of long-term obligations      925                 490
                                               ---------           ---------
                 TOTAL CURRENT LIABILITIES        62,622              43,401


LONG-TERM OBLIGATIONS                             26,303              22,474


DEFERRED INCOME TAXES                              9,968              11,536


SHAREHOLDERS' EQUITY:
    Preferred stock, $0.10 par value
        Authorized shares:  5,000,000
        Issued and outstanding shares:  None

    Common stock, $0.10 par value
        Authorized shares:  50,000,000
        Issued and outstanding shares:
        1994--18,310,429; 1993--17,968,383
             (excluding 158,015 shares held in
             treasury in 1994 and 120,387
             shares held in treasury in 1993)    1,831                 1,797

    Additional capital                          21,958                17,848
    Retained earnings                          160,024               141,729
    Cumulative translation adjustments             449                  (835)
                                             ---------             ---------
                 TOTAL SHAREHOLDERS' EQUITY    184,262               160,539
                                            ----------            ----------
                                            $  283,155            $  237,950
                                            ==========            ==========









See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF EARNINGS
BALDOR ELECTRIC COMPANY AND AFFILIATES


                                                   YEARS ENDED
                                 ----------------------------------------------
                                 DECEMBER 31        JANUARY 1         JANUARY 2
                                        1994             1994              1993
(In thousands, except share data)


Net sales                           $ 418,152         $ 356,595       $ 318,930
Other income, net                       1,668             1,398             705
                                    ---------         ---------       ---------
                                      419,820           357,993         319,635

Costs and expenses
     Cost of goods sold             $ 297,212           255,557         229,686
     Selling and administrative        72,329            64,807          60,697
     Profit sharing                     5,788             4,284           3,371
     Interest                           1,279               975             908
                                    ---------         ---------       ---------
                                      376,608           325,623         294,662

Earnings Before Income Taxes           43,212            32,370          24,973
Income taxes                           16,853            12,944           9,709
                                    ---------         ---------       ---------

          NET EARNINGS              $  26,359         $  19,426       $  15,264


NET EARNINGS PER COMMON SHARE          $ 1.39            $ 1.04          $  .83

Weighted average common shares
outstanding                        19,002,182        18,710,860      18,319,835
                                   ==========        ==========      ==========















See notes to consolidated financial statements.


SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)
BALDOR ELECTRIC COMPANY AND AFFILIATES

QUARTER (In thousands, except share data)

                      FIRST        SECOND       THIRD        FOURTH     TOTAL
1994
   Net sales          $ 97,476     $104,812     $105,432     $110,432   $418,152
   Gross profit         27,905       30,145       30,646       32,244    120,940
   Net earnings          5,678        6,602        6,818        7,261     26,359
   Net earnings per
   common share           0.30         0.35         0.36         0.38       1.39


1993
   Net sales          $ 86,547     $ 90,673     $ 90,703     $ 88,672   $356,595
   Gross profit         24,602       25,874       25,591       24,971    101,038
   Net earnings          4,593        5,145        4,853        4,835     19,426
   Net earnings per
   common share           0.25         0.27         0.26         0.26       1.04



CONSOLIDATED STATEMENTS OF CASH FLOWS
BALDOR ELECTRIC COMPANY AND AFFILIATES


                                                                    YEARS ENDED
                                                 --------------------------------------------------
                                                 DECEMBER 31          JANUARY 1           JANUARY 2
                                                        1994               1994                1993
(In thousands)
Operating activities:
     Net earnings                                $ 26,359             $ 19,426            $ 15,264
     Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
          Depreciation and amortization            13,121               12,220              12,148
          Deferred income taxes                    (3,882)              (2,192)             (1,846)
          Changes in operating assets
            and liabilities:
              Receivables                         (11,887)              (8,765)             (2,274)
              Inventories                         (10,480)              (3,944)               (268)
              Other current assets                    (52)                (843)                794
              Accounts payable                      6,113                3,350                (330)
              Accrued expenses                     12,017                6,662               1,957
              Income taxes                            656                1,588                (179)
              Other, net                              (70)                 258                (232)
                                                 --------             --------             -------
     Net cash from operating activities            31,895               27,760              25,034

Investing activities:
     Additions to property,
       plant, and equipment                        (22,131)            (14,983)            (11,632)
     Marketable securities purchased               (45,153)            (22,914)            (16,812)
     Marketable securities sold                     41,388              16,812               5,271
     Information systems development                                                          (252)
                                                 ---------            --------           ---------
     Net cash used in investing activities         (25,896)            (21,085)            (23,425)

Financing activities:
     Short-term borrowings (repayments)                                                     (1,085)
     Additional long-term borrowings                 6,000
     Reduction of long-term obligations             (1,737)               (931)             (1,416)
     Unexpended debt proceeds                       (5,220)                472               3,661
     Dividends paid                                 (7,648)             (6,190)             (5,139)
     Stock option plans                              4,144               1,363               1,516
                                                  --------            --------             -------
     Net cash used in financing activities          (4,461)             (5,286)             (2,463)
                                                  --------            --------             -------
Net increase (decrease) in
     cash and cash equivalents                       1,538               1,389                (854)

Beginning cash and cash equivalents                  7,310               5,921               6,775
                                                  --------            --------            --------
Ending cash and cash equivalents                  $  8,848            $  7,310            $  5,921
                                                  ========            ========            ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                                                                         Cumulative
                                             Common Stock      Additional   Retained     Translation
                                           Shares    Amount    Capital      Earnings     Adjustments      Total
(In thousands)

BALANCE AT DECEMBER 28, 1991                9,780    $  978     $ 13,389    $ 119,160      $ 136        $ 133,663

Stock option plans,
  net of shares exchanged                      99        10        1,506                                    1,516
Translation adjustments                                                                     (625)            (625)
Net earnings                                                                   15,264                      15,264
Purchase of Sweo Controls, Inc.                22         2          545                                      547
Three-for-two common stock split
  effected in the form of a 50%
  stock dividend                            4,924       493                      (493)
Cash dividends at $.29
  per common share                                                             (5,139)                     (5,139)
                                          -------    ------       ------      -------      -----         --------
BALANCE AT JANUARY 2, 1993                 14,825     1,483       15,440      128,792       (489)         145,226

Stock option plans,
  net of shares exchanged                     102        10        1,353                                    1,363
Translation adjustments                                                                     (346)            (346)
Net earnings                                                                   19,426                      19,426
Purchase of Sweo Controls, Inc.                47         5        1,055                                    1,060
Six-for-five common stock split
  effected in the form of a 20%
  stock dividend                            2,994       299                      (299)
Cash dividends at $.35
  per common share                                                             (6,190)                     (6,190)
                                           ------     -----       ------      -------      -----         --------
BALANCE AT JANUARY 1, 1994                 17,968     1,797       17,848      141,729       (835)         160,539

Stock option plans,
  net of shares exchanged                     342        34        4,110                                    4,144
Translation adjustments                                                                    1,284            1,284
Net earnings                                                                   26,359                      26,359
Securities valuation adjustment,
 net of deferred taxes of $267                                                   (416)                       (416)
Cash dividends at $.42
  per common share                                                              (7,648)                    (7,648)
                                          -------    ------      -------      --------     -----         --------
BALANCE AT DECEMBER 31, 1994               18,310    $1,831      $21,958      $160,024     $ 449         $184,262
                                          =======    ======      =======      ========     =====         ========


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BALDOR ELECTRIC COMPANY AND AFFILIATES
December 31, 1994



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates primarily in one industry segment which includes the design, manufacture, and sale of electric motors and drives.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52 or 53 week year. Fiscal year 1994 contained 52 weeks, fiscal year 1993 contained 52 weeks, and fiscal year 1992 contained 53 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less and are valued at cost which approximates market.

Marketable Securities: Effective January 2, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." No Adjustment was necessary at January 2, 1994 to reflect this accounting change.
Marketable securities are available for sale to support current operations or take advantage of other investment opportunities. These securities are stated at estimated fair value based upon market quotes with unrealized gains and losses, net of tax, computed on the basis of specific identification, and included in retained earnings. Prior to the adoption of SFAS No. 115, marketable securities were valued at cost which approximated market.

Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method
(LIFO), except for $9,513,000 in 1994 and $9,085,000 in 1993 at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

Information Systems: Costs incurred in developing management information systems are capitalized and included in property, plant, and equipment. These costs are amortized using the straight-line method over their estimated useful lives from the date the systems become operational. Amortization was $1,108,000 in 1994, $1,108,000 in 1993, and $1,037,000 in
1992.

Benefit Plans: The Company has a profit sharing plan covering most employees with over two years service. The plan currently provides, subject to certain adjustments, for Company contributions equal to 12% of earnings before income taxes of participating companies. The Company has no expenses related to postretirement health benefits for retired employees. Accordingly, it is not affected by Financial Accounting Standard 106, Employer's Accounting for Postretirement Benefits Other Than Pensions.

Income Taxes: Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

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

Research and Development: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $14,800,000 in 1994, $12,900,000 in 1993, and $11,300,000 in 1992.

NOTE B -- LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
                                                        1994            1993
(in thousands)
    Industrial Development Bonds
        due through 2004 at 6.0%  fixed rate          $   431        $   629
        due through 2004 at 8.25% fixed rate            4,685          4,985
        due through 2004 at 5.95% variable rate         2,300          3,500
        due through 2004 at 5.29% fixed rate            6,000              0
        due through 2009 at 7.75% fixed rate            3,000          3,000
        due through 2009 at 7.875% fixed rate           7,200          7,200
        due through 2010 at 5.70% variable rate         3,440          3,440

        Notes payable to banks
             due November 1, 2003 at 11.8%                172            210
                                                     --------       --------
                                                       27,228         22,964
        Less current maturities                           925            490
                                                     --------       --------
                                                     $ 26,303       $ 22,474
                                                     ========       ========


At December 31, 1994, Industrial Development Bond proceeds of $12,384,000 are included in Other Assets. Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $15,475,000 at December 31, 1994.

Maturities of long-term obligations during each of the five fiscal years ending 1999 are: 1995--$925,000; 1996--$980,000; 1997--$1,492,000; 1998--
$1,475,000; and 1999--$1,585,000. Industrial Development Bonds include capital lease obligations of $8,115,000 at December 31, 1994. Aggregate future minimum capital lease payments at December 31, 1994, are $12,231,000 including interest of $4,116,000.

Certain long-term obligations require, among other things, that the Company maintain certain financial ratios and restrict cumulative cash dividends and other distributions. Retained earnings of $32,427,000 at December 31, 1994, were unrestricted. At December 31, 1994, the Company had outstanding letters of credit totaling $9,099,000.

Interest paid was $1,565,000 in 1994, $1,420,000 in 1993, and $1,481,000
in 1992.

The Company had lines of credit aggregating $30,000,000 available at December 31, 1994. These arrangements do not have termination dates but are reviewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing. There were no outstanding borrowings under these lines at December 31, 1994.

NOTE C -- INCOME TAXES

The Company made income tax payments of $18,830,000 in 1994, $13,219,000 in 1993, and $10,539,000 in 1992. Income tax expense consists of the following:

(In thousands)                        1994           1993            1992


Current:    Federal                $18,679        $12,906         $10,126
            State                    1,757          1,429           1,123
            Foreign                    566            448             212
Deferred                            (4,149)        (1,839)         (1,752)
                                   -------         ------         -------
                                   $16,853        $12,944         $ 9,709
                                   =======        =======         =======

Deferred income taxes arise from recognizing revenues and expenses in different years for tax and financial statement purposes. The sources of these differences relate primarily to depreciation, certain liabilities, and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

                                            1994        1993        1992

Statutory federal income tax rate           35.0%       35.0%       34.0%
State taxes, net of federal benefit          3.4         3.4         3.4
Other                                        0.6         1.6         1.5
                                            ----        ----        ----
Effective income tax rate                   39.0%       40.0%       38.9%
                                            ====        ====        ====

NOTE D -- STOCK PLANS

The Company has four plans under which various types of stock options may be granted. Additionally, the Company has one plan that expired November 9, 1991 except as to options then outstanding. Under two plans the Company has granted non-compensatory stock options to employees and district managers, as approved by the shareholders and the Board of Directors, respectively, at prices equal to the market value at the date of grant. Outstanding options expire either five or ten years from the date of grant. There are no charges to income in connection with these plans.

The shareholders of the Company approved three additional plans which are administered by the Option Committee of the Board of Directors. These plans can grant shares to employees and non-employee directors. Under these plans, grants can include incentive stock options, non-qualified stock options, restricted shares, formula price shares, and stock appreciation rights. The Committee has granted incentive options to purchase shares at prices not less than market value at the date of grant and non-qualified options to purchase shares of restricted stock at 50% of the stock's market value at the date of grant. Restrictions lapse on these shares after five years or if the Company is acquired. Related compensation expense is amortized over the restriction period.

A summary of information regarding the stock plans follows:

                                         NUMBER  OF SHARES
                                                Non-
                                                Compensatory  Compensatory
                                      Total     Plans         Plans

Shares available for grant        4,895,800      2,275,800    2,620,000

Options outstanding:
   Balance at January 1, 1994,
   at $4.05 - $18.85 per share    1,684,986        810,634      874,352

   Granted at $12.19 -
   $25.38 per share                 218,300         54,000      164,300

   Exercised at $4.17 -
   $15.00 per share                (379,674)      (281,240)     (98,434)

   Canceled at $9.03 -
   $25.38 per share                 (18,200)        (5,400)     (12,800)
                                  ---------     ----------     --------
   Balance at December 31, 1994,
   at $4.05 - $25.38 per share    1,505,412        577,994      927,418
                                  =========     ==========     ========

Shares exercisable
at December 31, 1994              1,258,013        550,995      707,018

Shares reserved for
future grants:

   January 1, 1994                  371,692          3,600      368,092
   December 31, 1994              1,332,392         99,600    1,108,592

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

In May 1988, the Company declared a dividend distribution of one Common Stock Purchase Right on each outstanding share of common stock. If a person acquires or announces an intent to acquire 20% or more of the Company's common stock, without the Board of Director's consent, then each Right would entitle its holder to purchase for $28 the number of shares of Baldor stock (or in the event of a merger, a number of shares of the acquiring company's stock) that has a market value of $56. The Rights, which expire in May 1998, may be redeemed by the Company at a price of $.018 per Right prior to a person's acquiring 20% or more of the Company's common stock and in certain events thereafter.




NOTE F -- OPERATING LEASES

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $3,900,000 in 1994, $3,500,000 in 1993, and $3,600,000 in 1992. Future minimum payments for operating leases having noncancelable lease terms in excess of one year are: 1995-$2,044,000, 1996-$1,499,000, 1997-$1,151,000, 1998-$82,000,
1999-$82,000; and decline substantially thereafter.

NOTE G -- FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore, and Mexico. Consolidated sales, earnings before income taxes and identifiable assets consist of the following:

(In thousands)                              1994        1993         1992

Net Sales:
     United States Companies:
        Domestic customers               $ 363,548    $ 308,949   $ 276,536
        Export customers                    21,232       19,262      16,997
                                         ---------    ---------   ---------
                                           384,780      328,211     293,533
      Foreign Affiliates                    33,372       28,384      25,397
                                         ---------    ---------   ---------
                                         $ 418,152    $ 356,595   $ 318,930
                                         =========    =========   =========

Earnings Before Income Taxes:
     United States Companies             $  41,508    $  30,746   $  23,990
     Foreign Affiliates                      1,704        1,624         983
                                         ---------    ---------   ---------
                                         $  43,212    $  32,370   $  24,973
                                         =========    =========   =========

Assets:
      United States Companies            $ 261,984    $ 218,509   $ 193,822
      Foreign Affiliates                    21,171       19,441      18,119
                                         ---------    ---------   ---------
                                         $ 283,155    $ 237,950   $ 211,941
                                         =========    =========   =========

Assets and liabilities of foreign affiliates are translated into U. S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in the Cumulative Translation Adjustment account in shareholders' equity.

NOTE I -- FINANCIAL DERIVATIVES

Hedging of Foreign Exchange Risks

As a result of having various foreign operations, the Company engages in a limited amount of hedging to minimize the effects of fluctuating foreign currencies on its intercompany pricing. The Company's investment in foreign currency derivatives is included in Other Current Assets at cost, less realized gains deferred, and is amortized to Other Income over the period in which intercompany sales to foreign affiliates occur; generally within the following twelve months.

At December 31, 1994 and January 1, 1994 the investments in foreign currency derivatives were not significant.

Hedging of Copper and Aluminum Requirements

The Company purchases significant amounts of copper and aluminum, key ingredients in its motor production, under short-term firm price contracts which are renegotiated annually. In order to hedge itself from exposure to price fluctuations on these two metals, the Company purchases various options, the cost of which is carried in Other Current Assets, net of realized gains deferred, and is amortized to material costs in Cost of Goods Sold over the period that the metal is used.

The net unamortized costs with respect to the Company's metal hedging programs were not material at December 31, 1994 and January 1, 1994.

NOTE H -- MARKETABLE SECURITIES


Marketable securities available for sale include the following:


                                     Amortized   Unrealized   Unrealized    Estimated
(In thousands)                           Cost        Gains       Losses    Fair Value

1994:

U.S. Treasury and Agency Securities  $  5,977     $                $330    $ 5,647
U.S. Corporate Debt Securities         17,477                       306     17,171
Municipal Debt Securities               4,202        7               45      4,164
Other Debt Securities                   1,986                        10      1,976
                                      -------     ----             ----     -------
                                       29,642        7              691     28,958
        Less Cash Equivale              2,963                         1      2,962
                                      -------     ----             ----     ------
        Marketable Securities         $26,679     $  7             $690    $25,996
                                      =======     ====             ====    =======


The contractual maturities of marketable securities are as follows:



                                                     Estimated
                                     Amortized            Fair
(In thousands)                            Cost           Value
1994:


Due in one year or less                $15,476         $15,440
Due between                              8,203           7,882
Due after three years                    3,000           2,674
                                       -------         -------
                                       $26,679         $25,996
                                       =======         =======

SHAREHOLDERS AND BOARD OF DIRECTORS
BALDOR ELECTRIC COMPANY AND AFFILIATES

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of December 31, 1994, and January 1, 1994, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at December 31, 1994, and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
---------------------
St. Louis, Missouri
February 3, 1995

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

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all the corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings.




                                     /s/ R. S. Boreham, Jr.
                                     ----------------------
                                     R. S. Boreham, Jr.
                                     Chairman of the Board and
                                     Chairman of the Executive Committee



                                     /s/ R. L. Qualls
                                     -----------------
                                     R. L. Qualls
                                     President and Chief Executive Officer



                                     /s/ Lloyd G. Davis
                                     -------------------
                                     Lloyd G. Davis
                                     Chief Financial Officer,
                                     Vice President - Finance,
                                     Secretary, and Treasurer











                                       DIRECTORS & OFFICERS


    (Photo)
Roland S. Boreham, Jr.       Chairman of the Board
                             Director since 1961
    (Photo)
R. L. Qualls                 President and Chief Executive Officer
                             Director since 1987
    (Photo)
George A. Schock             Assistant Secretary
                             Director since 1944
    (Photo)
Jefferson W. Asher, Jr.      Independent Management Consultant
                             Director since 1973
    (Photo)
Fred C. Ballman              Former Chairman and
                             Chief Executive Officer (retired)
                             Director from 1944 to 1982 and since 1992
    (Photo)
O. A. Baumann                Former Manufacturer's Representative
                             for the Company (retired)
                             Director since 1961
    (Photo)
Robert J. Messey             Senior Vice President, Chief Financial Officer,
                             and Director of Sverdrup Corporation
                             Director since 1993
    (Photo)
Robert L. Proost             Corporate Vice President and Director of
                             Administration of A.G.Edwards & Sons,Inc.
                             Director since 1988
    (Photo)
Willis J. Wheat              Professor of Management and Marketing
                             at Oklahoma City University
                             Director since 1991
    (Photo)
Theodore W. Atkins           Vice President - Industry Relations &
                             Governmental Affairs
    (Photo)
Charles H. Cramer            Vice President - Personnel

    (Photo)
Lloyd G. Davis               Vice President - Finance,
                             Chief Financial Officer,
                             Secretary, and Treasurer
    (Photo)
Gene J. Hagedorn             Vice President - Materials

    (Photo)
James R. Kimzey              Vice President - Research & Engineering

    (Photo)
John A. McFarland            Vice President - Sales

    (Photo)
Robert L. Null, Jr.          Vice President - Manufacturing

    (Photo)
Jerry D. Peerbolte           Vice President - Marketing

                                SHAREHOLDER INFORMATION

FORM 10-K REPORT
Shareholders may obtain additional financial information about Baldor from the Company's Form 10-K report filed with the Securities and Exchange Commission. Copies are available on request, without charge.

INVESTOR INFORMATION INQUIRIES
Requests for additional copies of the Annual Report, or other materials and information you may wish regarding the condition and prospects of the Company, should be directed to: Investor Relations, Baldor Electric Company, P.O. Box 2400, Fort Smith, Arkansas 72902.

SHAREHOLDERS' ANNUAL MEETING
The Annual Meeting of the Shareholders of Baldor Electric Company will be held at 10:30 a.m., Saturday, May 6, 1995, at the Holiday Inn, 700 Rogers Avenue, Fort Smith, Arkansas 72901.



DIVIDENDS PAID                   1992              1993               1994
1st quarter                     $ .07             $ .08              $ .10
2nd quarter                       .07               .08                .10
3rd quarter                       .07               .09                .10
4th quarter                       .08               .10                .12
                                 ----              ----               ----
Year                            $ .29             $ .35              $ .42

COMMON STOCK PRICE RANGE
NYSE SYMBOL-BEZ                   1993                           1994
                           High            Low            High           Low
1st quarter               19-1/8          16-1/4         27-1/2        22-3/4
2nd quarter               21-1/4          18-3/8         24-7/8        21-1/4
3rd quarter               21-1/2          18-3/8         24-7/8        22
4th quarter               24-1/2          20-3/8         27            24-1/4

SHAREHOLDERS
3,681 at December 31, 1994 including shareholders of record and employees through benefit plans.