Form 10-K, Exhibit 13
period 1995-12-30
BALDOR ELECTRIC CO
filed 1996-03-28
CIK 9342

Management's Discussion and Analysis

Results of Operations

Summary

In 1995, Baldor posted its fourth consecutive yearly record sales and earnings performance. A 13.1% sales increase was leveraged into a 22.6% earnings increase. Baldor believes its inventory availability, improved productivity, reduced manufacturing costs, and aggressive new product introductions are important competitive advantages which are helping to expand market share and provide better value to its customers and shareholders.

Net Sales

Baldor serves many industries by selling to a broad base of distributors and OEMs both domestically and in more than 55 countries. No single customer accounts for more than 3.0% of 1995 sales. Sales of $473.1 million in 1995 were up 13.1% over 1994 sales of $418.2 million. Sales in 1993 were $356.6 million.

The increase in 1995 sales over 1994 sales was about evenly split between improved pricing, increased volumes and product mix shifts. Energy-efficiency remains important in our industry. Sales of drives grew at more than double the 1995 overall sales growth rate and sales of Super-E(tm) premium-efficient motors also continued strong. Overall, sales of new products introduced in the past five years accounted for well over 25% of 1995 sales. In 1995, distributor sales increased approximately 14% over 1994 levels and OEM sales increased approximately 17% over 1994 levels.

The 1994 sales increase of 17.3% over 1993 sales was due in part to the sales of new products, including drives products and Super-E(tm) premium-efficient motors, both of which grew significantly faster than the overall sales growth rate. Price improvement averaged just over 2% in 1994.

Net Earnings

Net earnings of $32.3 million in 1995 exceeded 1994 net earnings of $26.4 million by $5.9 million or 22.6%. Net earnings in 1993 were $19.4 million.

The gross margin percentage increased to 29.3% in 1995 from 28.9% in 1994 and 28.3% in 1993. The gross margin percentages in 1995 and 1994 improved due to increased volumes, continued productivity improvements, and better teamwork throughout the organization in both years. Increases in raw material prices were offset by increases in selling prices in both years.

Selling and administrative costs as a percentage of sales improved to 16.9% in 1995, from 17.3% in 1994, and 18.2% in 1993. As the result of a continued emphasis on productivity improvements, Baldor has managed to achieve increases in sales without significant increases in support costs in these areas.

The 1995 pre-tax margin of 11.2% shows good improvement over the 1994 pre-tax margin of 10.3% and the 1993 pre-tax margin of 9.1%. This improvement is due to the increased volumes, improved pricing, and continued emphasis on productivity and cost improvements.

International Operations

Sales from international operations (foreign affiliates and exports) were $66.0 million in 1995, up 20.9% from 1994 sales of $54.6 million. Sales in 1993 from international operations were $47.6 million. International sales were particularly strong in Europe for both 1995 and
1994.   Foreign pre-tax earnings for 1995 decreased to $1.2 million from
$1.7 million in 1994 due mainly to the decline in the Mexican peso. Foreign pre-tax earnings were $1.6 million in 1993.

Impact of Inflation

Inflation had a nominal impact on operations during the last three years. Pressures on margins due to increases in raw material prices were offset through increases in selling prices over the last three years. Other increases in operating costs were consistent with the general inflation rate, and were more than offset by productivity improvements.

Baldor values its inventory principally on the LIFO basis, which more closely matches current costs with current revenues and has resulted in a more conservative valuation of inventory over time. Almost half of Baldor's machinery and equipment has been acquired during the last 5 years; thus depreciation expense approximates the effect of current costs.

Environmental Remediation

Management believes, based on their internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.

Financial Position

Summary

Baldor improved its already strong financial condition in 1995. The Company's high liquidity and low debt ratios provide a strong base for better serving its customers, financing growth opportunities, and maintaining flexibility.

During 1995, Baldor continued to invest in its future by expanding research and development for new and existing products, by continuing capital investments for capacity, productivity and cost improvements, and by making additional investments in its employees and customers through education and training. Based on the Company's strong financial condition, 1995 saw a three-for-two stock split and an increase in the dividend rate.

Investments

In 1995, Baldor invested $23.1 million in property, plant and equipment. Capital investments were made to improve product quality, increase productivity, lower manufacturing costs, increase capacity, and support new products.

Investments in property, plant and equipment for 1996 should be approximately the same as 1995. This includes a new plant in Clarksville, Arkansas, to house gear production and an expansion of the finished goods warehouse in Fort Smith. Baldor's cash flow and financial strength are expected to be adequate to fund these anticipated future investments.

In 1995, Baldor also increased its investments in research and development to $17.2 million from $14.8 million in 1994 and $12.9 million in 1993. Baldor's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy its customers' needs.

Current Liquidity

Cash flow from operations continues to provide the principal source of the Company's liquidity. Due mainly to increased finished goods levels, 1995 cash flow from operating activities decreased to $24.2 million from $31.9 million in 1994. Working capital was $145.1 million at the end of 1995 compared to $118.6 million at the end of 1994. The current ratio increased to 3.2 compared to 2.9 at the end of 1994. Baldor also has available lines of credit of $30 million to support operations. There were no borrowings under these lines at the end of 1995 or 1994.


Long-Term Debt and Shareholders' Equity

Long-term obligations were 10.7% of total capitalization at the end of 1995 compared to 12.5% at the end of 1994. The 1995 weighted average interest rate on long-term debt was 6.5%. Shareholders' equity continues to increase and at December 30, 1995 was at a record level for Baldor. This strong capital base gives the Company an excellent opportunity to finance expansion opportunities as they arise. Return on average shareholders' equity increased to 16.3% for 1995 from 15.3% in 1994. In the third quarter of 1995, there was a three-for-two stock split effected in the form of a 50% stock dividend. All per share amounts have been restated to reflect this split. The cash dividend was also increased 12.5% during 1995. This is in addition to the 20.0% increase during 1994.

Subsequent to year end, on February 16, 1996, Baldor purchased 2,000,000 shares of its common stock from the Estate of Mr. G. A. Shock for $19.00 per share. This purchase was at a discount to the market and was funded with a mid-term bank loan.

CONSOLIDATED BALANCE SHEETS
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                              DECEMBER 30        DECEMBER 31
                                                     1995               1994
                                              -----------        -----------
                                                       (In thousands)
ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                  $    6,322         $    8,848
    Marketable securities                          28,487             25,996
    Receivables, less allowances
      of $2,800 and $2,250, respectively           77,768             71,003

    Inventories:

       Finished products                           61,681             48,516
       Work-in-process                             11,978             11,933
       Raw materials                               36,972             29,408
                                               ----------         ----------
                                                  110,631             89,857
      LIFO valuation adjustment (deduction)       (26,942)           (25,759)
                                               ----------         ----------
                                                   83,689             64,098

    Other current and deferred tax
      assets                                       15,829             11,227
                                               ----------         ----------
                 TOTAL CURRENT ASSETS             212,095            181,172

OTHER ASSETS                                       12,296             20,481

PROPERTY, PLANT AND EQUIPMENT

    Land and improvements                           3,558              3,303
    Buildings and improvements                     29,587             27,745
    Machinery and equipment                       149,069            131,991
    Allowances for depreciation and
      amortization (deduction)                    (93,143)           (81,537)
                                               ----------         ----------
                 NET PROPERTY, PLANT AND
                   EQUIPMENT                       89,071             81,502
                                               ----------         ----------
                                               $  313,462         $  283,155
                                               ==========         ==========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                              DECEMBER 30        DECEMBER 31
                                                     1995               1994
                                              -----------        -----------
                                            (In thousands, except share data)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                           $   18,996         $   18,802
    Employee compensation                           5,110              5,776
    Profit sharing                                  7,168              5,789
    Anticipated warranty costs                      4,100              3,700
    Accrued insurance obligations                  12,627              9,156
    Other accrued expenses                         16,080             15,697
    Income taxes                                    1,967              2,777
    Current maturities of long-term
      obligations                                     978                925
                                               ----------         ----------
                 TOTAL CURRENT LIABILITIES         67,026             62,622

LONG-TERM OBLIGATIONS                              25,255             26,303

DEFERRED INCOME TAXES                               9,804              9,968

SHAREHOLDERS' EQUITY:
    Preferred stock, $0.10 par value
      Authorized shares: 5,000,000
      Issued and outstanding shares: None
    Common stock, $0.10 par value
      Authorized shares: 50,000,000
      Issued and outstanding shares:
      1995--27,870,297; 1994--27,465,644
        (excluding 297,741 shares held
        in treasury in 1995 and 158,015
        shares held in treasury in 1994)            2,787              1,831

    Additional capital                             24,990             21,958
    Retained earnings                             182,354            160,024
    Cumulative translation adjustments              1,246                449
                                               ----------         ----------
                 TOTAL SHAREHOLDERS' EQUITY       211,377            184,262
                                               ----------         ----------
                                               $  313,462         $  283,155
                                               ==========         ==========





See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF EARNINGS
BALDOR ELECTRIC COMPANY AND AFFILIATES



                                              YEARS ENDED
                             ------------------------------------------
                               DECEMBER 30    DECEMBER 31     JANUARY 1
                                      1995           1994          1994
                             ------------------------------------------
                                  (In thousands, except share data)


Net sales                        $ 473,103      $ 418,152     $ 356,595
Other income, net                    2,596          1,668         1,398
                                 ---------      ---------     ---------
                                   475,699        419,820       357,993

Costs and expenses
   Cost of goods sold           $  334,306        297,212       255,557
   Selling and administrative       80,019         72,329        64,807
   Profit sharing                    7,168          5,788         4,284
   Interest                          1,260          1,279           975
                                ----------      ---------     ---------
                                   422,753        376,608       325,623

Earnings Before Income Taxes        52,946         43,212        32,370
Income taxes                        20,641         16,853        12,944
                                ----------      ---------     ---------

        NET EARNINGS            $   32,305      $  26,359     $  19,426
                                ==========      =========     =========


NET EARNINGS PER COMMON SHARE        $1.12          $0.92         $0.69
                                     =====          =====         =====

Weighted average common shares
   outstanding                  28,891,293     28,503,273    28,066,290
                                ==========     ==========    ==========






See notes to consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                              QUARTER
                       ---------------------------------------------------
                         FIRST     SECOND      THIRD     FOURTH      TOTAL
                       -------    -------    -------    -------    -------

                                 (In thousands, except share data)

1995
  Net sales           $114,585   $121,839   $120,044   $116,635   $473,103
  Gross profit          33,558     35,698     35,190     34,351    138,797
  Net earnings           7,671      8,261      8,276      8,097     32,305
  Net earnings per
    common share          0.26       0.29       0.29       0.28       1.12

1994
  Net sales            $97,476   $104,812   $105,432   $110,432   $418,152
  Gross profit          27,905     30,145     30,646     32,244    120,940
  Net earnings           5,678      6,602      6,818      7,261     26,359
  Net earnings per
   common share           0.20       0.23       0.24       0.25       0.92

CONSOLIDATED STATEMENTS OF CASH FLOWS
BALDOR ELECTRIC COMPANY AND AFFILIATES
                                                        YEARS ENDED
                                      ----------------------------------------
                                        DECEMBER 30  DECEMBER 31    JANUARY 1
                                               1995         1994         1994
                                      ----------------------------------------
                                                    (In thousands)
Operating activities:
  Net earnings                           $   32,305   $   26,359     $ 19,426

 Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
     Depreciation and amortization           15,583       13,121       12,220
     Deferred income taxes                   (1,979)      (3,882)      (2,192)
     Changes in operating assets and
      liabilities:
        Receivables                          (7,315)     (11,887)      (8,765)
        Inventories                         (19,591)     (10,480)      (3,944)
        Other current assets                 (3,020)         (52)        (843)
        Accounts payable                        194        6,113        3,350
        Accrued expenses                      4,967       12,017        6,662
        Income taxes                           (810)         656        1,588
        Other, net                            3,851          (70)         258
                                         ----------   ----------     --------
  Net cash from operating activities         24,185       31,895       27,760

Investing activities:
  Additions to property, plant
   and equipment                            (23,112)     (22,131)     (14,983)
  Marketable securities purchased           (50,881)     (45,153)     (22,914)
  Marketable securities sold                 48,987       41,388       16,812
                                         ----------    ---------    ---------
  Net cash used in investing activities     (25,006)     (25,896)     (21,085)

Financing activities:
  Additional long-term borrowings                          6,000
  Reduction of long-term obligations           (995)      (1,737)        (931)
  Unexpended debt proceeds                    5,641       (5,220)         472
  Dividends paid                             (9,416)      (7,648)      (6,190)
  Stock option plans                          3,065        4,144        1,363
                                         ----------   ----------     --------
  Net cash used in financing activities      (1,705)      (4,461)      (5,286)

Net increase (decrease) in cash and
  cash equivalents                           (2,526)       1,538        1,389

Beginning cash and cash equivalents           8,848        7,310        5,921
                                         ----------   -----------   ---------
Ending cash and cash equivalents         $    6,322   $    8,848    $   7,310
                                         ==========   ==========    =========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                 Common Stock                      Cumulative
                                 ------------  Additional Retained Translation
                                 Shares Amount   Capital  Earnings Adjustments  Total
                                 ------ ------   -------  -------- -----------  --------
(In thousands, except per share amounts)

BALANCE AT JANUARY 2, 1993       14,825 $1,483   $15,440  $128,792   $(489)     $145,226

Stock option plans,
  net of shares exchanged           102     10     1,353                           1,363
Translation adjustments                                               (346)         (346)
Net earnings                                                19,426                19,426
Purchase of Sweo Controls, Inc.      47      5     1,055                           1,060
Six-for-five common stock
  split effected in the form
  of a 20% stock dividend         2,994    299                (299)
Cash dividends at $0.23
 per common share                                           (6,190)               (6,190)
                                 ------ ------   -------   --------   -----      -------
BALANCE AT JANUARY 1, 1994       17,968  1,797    17,848   141,729    (835)      160,539

Stock option plans,
  net of shares exchanged           342     34     4,110                           4,144
Translation adjustments                                              1,284         1,284
Net earnings                                                26,359                26,359
Securities valuation adjustment,
  net of deferred taxes of $267                               (416)                 (416)
Cash dividends at $0.28
  per common share                                          (7,648)               (7,648)
                                 ------ ------   -------   --------   -----      -------
BALANCE AT DECEMBER 31, 1994     18,310  1,831    21,958   160,024     449       184,262

Stock option plans,
  net of shares exchanged           332     33     3,032                           3,065
Translation adjustments                                                797           797
Net earnings                                                32,305                32,305
Securities valuation adjustment,
  net of deferred taxes of $233                                364                   364
Three-for-two common stock
  split effected in the form
  of a 50% stock dividend         9,228    923                (923)
Cash dividends at $0.34 per
  common share                                              (9,416)               (9,416)
                                 ------ ------   -------  --------- ------      --------
BALANCE AT DECEMBER 30, 1995     27,870 $2,787   $24,990  $182,354  $1,246      $211,377
                                 ====== ======   =======  ========  ======      ========
See notes to consolidated financial statements.



ELEVEN-YEAR SUMMARY OF FINANCIAL DATA


(In thousands, except percentages and per-share data)


                                     PER SHARE DATA
                                -----------------------
                                                                     LONG-
        NET         NET         NET                      TOTAL       TERM
        SALES       EARNINGS    EARNINGS    DIVIDENDS    ASSETS      OBLIGATIONS


1995    $473,103    $32,305     $1.12       $0.34        $313,462    $25,255
1994     418,152     26,359      0.92        0.28         283,155     26,303
1993     356,595     19,426      0.69        0.23         237,950     22,474
1992     318,930     15,264      0.56        0.19         211,941     23,209
1991     286,495     11,922      0.44        0.18         203,277     24,376

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BALDOR ELECTRIC COMPANY AND AFFILIATES
December 30, 1995



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates primarily in one industry segment which includes the design, manufacture and sale of electric motors and drives.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31 which results in a 52 or 53 week year. Fiscal years 1993, 1994 and 1995 all contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less and are valued at cost which approximates market.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in retained earnings. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Other Income.

Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method (LIFO), except for $9,513,000 in 1994 and $10,836,000 in 1995 at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

Long-Lived Assets: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company will adopt this statement in the first quarter of 1996 and, based on current circumstances, does not believe the effect of the adoption will be material.

Benefit Plans: The Company has a profit sharing plan covering most employees with over two years service. Baldor contributes 12% of earnings before income taxes of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

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

Research and Development: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $12,900,000 in 1993, $14,800,000 in 1994, and $17,200,000 in 1995.

Reclassification: The Company has reclassified the presentation of certain prior year information to be consistent with the presentation in the current year.

NOTE B -- LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
                                                       1995         1994
                                                       ----         ----

                                                         (in thousands)
  due through 2004 at 6.0% fixed rate               $   308      $   431
  due through 2004 at 8.25% fixed rate                4,365        4,685
  due through 2004 at 5.35% variable rate             2,300        2,300
  due through 2004 at 5.29% fixed rate                5,525        6,000
  due through 2009 at 7.75% fixed rate                3,000        3,000
  due through 2009 at 7.875% fixed rate               7,200        7,200
  due through 2010 at 5.15% variable rate             3,440        3,440

 Notes payable to banks
  due November 1, 2003 at 11.8%                          95          172
                                                    -------      -------
                                                     26,233       27,228

 Less current maturities                                978          925
                                                    -------      -------
                                                    $25,255      $26,303
                                                    =======      =======

At December 30, 1995, Industrial Development Bond proceeds of $6,742,000 are included in Other Assets. Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $16,139,000 at December 30, 1995.

Maturities of long-term obligations during each of the five fiscal years ending 2000 are: 1996--$978,000; 1997--$1,488,000; 1998--$1,475,000;
1999--$1,585,000; and 2000--$1,690,000.  Industrial Development Bonds
include capital lease obligations of $7,673,000 at December 30, 1995. Aggregate future minimum capital lease payments at December 30, 1995, are $11,163,000 including interest of $3,490,000.

Certain long-term obligations require, among other things, that the Company maintain certain financial ratios and restrict cumulative cash dividends and other distributions. Retained earnings of $42,409,000 at December 30, 1995, were unrestricted. At December 30, 1995, the Company had outstanding letters of credit totaling $7,850,000.

Interest paid was $1,730,000 in 1995, $1,565,000 in 1994, and $1,420,000
in 1993.

The Company had lines of credit aggregating $30,000,000 available at December 30, 1995. These arrangements do not have termination dates but are reviewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing. There were no outstanding borrowings under these lines at December 30, 1995.

NOTE C -- MARKETABLE SECURITIES

Baldor currently invests in only high quality, short-term investments which it classifies as available-for-sale. As such, there were no significant differences between amortized cost and estimated fair value at December 30, 1995 or December 31, 1994. Additionally, because investments are short-term and are generally allowed to mature, realized gains and loss for both years have been minimal.

The following table presents the estimated fair value breakdown of investment by category.

                                     December 30,          December 31,
                                             1995                  1994
                                     ------------          ------------
                                              (In thousands)

Municipal debt securities                 $18,079               $ 4,164
U.S.corporate debt securities              10,970                17,171
U.S.Treasury & agency securities            2,938                 5,647
Other debt securities                       4,871                 1,976
                                          -------               -------
                                           36,858                28,958
Less cash equivalents                       8,371                 2,962
                                          -------               -------
                                          $28,487               $25,996
                                          =======               =======

The estimated fair value of debt and marketable equity securities at December 30, 1995 was $23,552,000 due in one year or less, $1,997,000 due in one to three years, and $2,938,000 due after three years. Because of the short-term nature of the investments, expected maturities and contractual maturities are normally the same.

NOTE D -- INCOME TAXES

The Company made income tax payments of $21,643,000 in 1995, $18,830,000 in 1994, and $13,219,000 in 1993. Income tax expense consists of the following:

                                             1995        1994        1993
                                             ----        ----        ----
                                                  (in thousands)

   Current:        Federal                $19,125     $18,679     $12,906
                   State                    2,614       1,757       1,429
                   Foreign                    776         566         448


   Deferred                                (1,874)     (4,149)     (1,839)
                                          -------     -------     -------
                                          $20,641     $16,853     $12,944
                                          =======     =======     =======


Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities, and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

                                          1995        1994        1993
                                          ----        ----        ----

Statutory federal income tax rate         35.0%       35.0%       35.0%
State taxes, net of federal benefit        3.3         3.4         3.4
Other                                      0.7         0.6         1.6
                                          ----        ----        ----
Effective income tax rate                 39.0%       39.0%       40.0%

NOTE E -- FINANCIAL DERIVATIVES

Hedging of Foreign Exchange Risks
---------------------------------

As a result of having various foreign operations, the Company engages in a limited amount of hedging to minimize the effects of fluctuating foreign currencies on its intercompany pricing. The Company's investment in foreign currency options is included in Other Current Assets at cost, less realized gains deferred, and is amortized to Other Income over the period in which intercompany sales to foreign affiliates occur; generally within the following twelve months.

At December 30, 1995 and December 31, 1994 the investments in foreign currency derivatives were not significant.


Hedging of Copper and Aluminum Requirements
-------------------------------------------

The Company purchases significant amounts of copper and aluminum, key ingredients in its motor production, under short-term firm price contracts which are renegotiated annually. In order to hedge itself from exposure to price fluctuations on these two metals, the Company purchases various options, the cost of which is carried in Other Current Assets, net of realized gains deferred, and is amortized to Cost of Goods Sold over the period that the metal is used.

The net unamortized costs with respect to the Company's metal hedging programs were not material at December 30, 1995 and December 31, 1994.

NOTE F -- SHAREHOLDERS' EQUITY

On August 7, 1995, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a 50% stock dividend payable September 6, 1995 to shareholders of record on August 18, 1995. This resulted in the issuance of 9,228,086 additional shares of common stock. All per share and weighted average share amounts have been restated to reflect this stock split.

The Company maintains a shareholder rights plan intended to encourage a potential acquiror to negotiate directly with the Board of Directors.
The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Baldor common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions per the plan. Until a Right is exercised, the holder of the Right is not entitled to any of the benefits of being a shareholder of the Company.



NOTE G -- SUBSEQUENT EVENTS

On February 16, 1996, Baldor purchased 2,000,000 shares of its common stock from the estate of Mr. G. A. Shock for $19.00 per share. This purchase was at a discount to the market and was funded with a mid-term bank loan.

At their February 5, 1996 meeting, the Board of Directors updated the shareholder rights plan by extending the expiration date to May 2008 and by modifying certain other plan definitions to make the plan more effective.

NOTE H -- STOCK PLANS

The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has four plans under which various types of stock options may be granted. Additionally, the Company has one plan that expired November 9, 1991 except as to options then outstanding.

Under two plans, the Company has granted non-compensatory stock options to employees and district managers at prices equal to market value at the date of grant. Outstanding options expire either five or ten years from the date of grant. There are no charges to income in connection with the non-compensatory stock option plans.

In addition to the two non-compensatory plans, there are three compensatory plans which are administered by the Option Committee of the Board of Directors. These plans can grant shares to employees and non-employee directors. Under these plans, grants can include incentive stock options, non-qualified stock options, restricted shares, formula price shares and stock appreciation rights. The Committee has granted incentive options to purchase shares at prices not less than market value at the date of grant and non-qualified options to purchase shares of restricted stock at 50% of the stock's market value at the date of grant. Restrictions lapse on these shares after five years or if the Company is acquired. Related compensaton expense is amortized over the restriction period.

A summary of information regarding the stock plans follows:

                                                    NUMBER OF SHARES

                                       ---------------------------------------
                                                      Non-
                                                  Compensatory    Compensatory
                                           Total      Plans            Plans
                                       ---------  ------------    ------------
Shares available for grant             7,343,700     3,413,700       3,930,000

 Options outstanding:
    Balance at January 1, 1995,
    at $2.701-$17.667 per share        2,258,118       866,991       1,391,127

Granted at $8.958-$19.583 per share      314,100                       314,100
Exercised at $2.778-$18.083 per share   (461,839)     (229,763)       (232,076)
Canceled at $12.569-$18.083 per share    (21,750)                      (21,750)
                                       ---------     ---------       ---------
Balance at December 30, 1995,
  at $2.701-$19.583 per share          2,088,629       637,228       1,451,401
                                       =========     =========       =========
Shares exercisable at
  December 30, 1995                    1,602,260       594,291       1,007,969
Shares reserved for future grants:
  December 31, 1994                    1,974,288       149,400       1,824,888
  December 30, 1995                    1,678,967       149,400       1,529,567

NOTE I -- OPERATING LEASES

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $4,300,000 in 1995, $3,900,000 in 1994, and $3,500,000 in 1993. Future minimum payments for operating leases having noncancelable lease terms in excess of one year are: 1996--$2,123,000, 1997--$1,982,000, 1998--$846,000,
1999--$726,000, 2000--$688,000; and decline substantially thereafter.


NOTE J -- FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes and identifiable assets consist of the following:

                                     1995         1994         1993
                                     ----         ----         ----

                                             (in thousands)
  Net Sales:
    United States Companies
      Domestic customers          $407,078     $363,548     $308,949
      Export customers              25,068       21,232       19,262
                                  --------     --------     --------
                                   432,146      384,780      328,211

      Foreign Affiliates            40,957       33,372       28,384
                                  --------     --------     --------
                                  $473,103     $418,152     $356,595
                                  ========     ========     ========


  Earnings Before Income Taxes:
    United States Companies       $ 51,723     $ 41,508     $ 30,746
    Foreign Affiliates               1,223        1,704        1,624
                                  --------     --------     --------
                                  $ 52,946     $ 43,212     $ 32,370
                                  ========     ========     ========
  Assets:
    United States Companies       $285,381     $261,984     $218,509
    Foreign Affiliates              28,081       21,171       19,441
                                  --------     --------     --------
                                  $313,462     $283,155     $237,950
                                  ========     ========     ========

Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in the Cumulative Translation Adjustment account in shareholders' equity.

SHAREHOLDERS AND BOARD OF DIRECTORS
BALDOR ELECTRIC COMPANY AND AFFILIATES

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of December 30, 1995 and December 31, 1994, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at December 30, 1995, and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
---------------------
St. Louis, Missouri
February 2, 1996

Except for Note G, as
to which the date is
February 16, 1996

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

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all the corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings.



                                   /s/ R. S. Boreham, Jr.
                                   -------------------------------------
                                    R. S. Boreham, Jr.
                                    Chairman of the Board and
                                    Chairman of the Executive Committee


                                    /s/ R. L. Qualls
                                    -------------------------------------
                                    R. L. Qualls
                                    President and Chief Executive Officer


                                    /s/ Lloyd G. Davis
                                    -------------------------------------
                                    Lloyd G. Davis
                                    Chief Financial Officer,
                                    Vice President - Finance,
                                    Secretary, and Treasurer

                                        SHAREHOLDER INFORMATION

DIVIDEND POLICY
To periodically increase dividends as earnings and financial strength warrant, but also to reinvest a major portion of earnings to help finance growth opportunities. The objective being for shareholders to obtain dividend increases over time, while also participating in the growth of the Company.


DIVIDENDS PAID                1995                  1994            1993
1st quarter                  $ .08                 $ .06           $ .05
2nd quarter                    .08                   .07             .05
3rd quarter                    .09                   .07             .06
4th quarter                    .09                   .08             .07
                             -----                 -----           -----
Year                         $ .34                 $ .28           $ .23


COMMON STOCK PRICE RANGE
NYSE SYMBOL-BEZ

                          1995                            1994
                   ----------------------      -----------------------

                   High             Low        High              Low
1st quarter        19-1/2          17-1/4      18-3/8           15-1/8
2nd quarter        19-7/8          18-3/8      16-1/2           14-1/8
3rd quarter        26-1/2          19-1/8      16-1/2           14-5/8
4th quarter        25-1/4          20          18               16-1/8



SHAREHOLDERS
3,981 at December 30, 1995 including shareholders of record and employees through benefit plans.

                                         DIRECTORS & OFFICERS
(Photo)
Roland S. Boreham, Jr.            Chairman of the Board
                                  Director since 1961
(Photo)
R. L. Qualls                      President and Chief Executive Officer
                                  Director since 1987
(Photo)
Jefferson W. Asher, Jr.           Independent Management Consultant
                                  Director since 1973
(Photo)
Fred C. Ballman                   Former Chairman and
                                  Chief Executive Officer (retired)
                                  Director from 1944 to 1982 and since 1992
(Photo)
O. A. Baumann                     Former Manufacturer's Representative
                                  for the Company (retired)
                                  Director since 1961
(Photo)
Robert J. Messey                  Senior Vice President, Chief Executive Officer
                                  and Director of Sverdrup Corporation
                                  Director since 1993
(Photo)
Robert L. Proost                  Corporate Vice President and Director of
                                  Administration of A.G. Edwards & Sons, Inc.
                                  Director since 1988
(Photo)
Willis J. Wheat                   Professor of Management and Marketing
                                  at Oklahoma City University
                                  Director since 1991
(Photo)
Theodore W. Atkins                Vice President - Industry Relations &
                                  Governmental Affairs
(Photo)
D. Christine Clemons              Controller

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