Form 10-K, Exhibit 13
period 1996-12-28
BALDOR ELECTRIC CO
filed 1997-03-27
CIK 9342

Management's Discussion and Analysis of Financial Condition and
  Results of Operations


  Results of Operations

  Summary

       Baldor extended its growth trend for the fifth consecutive year by posting record sales and earnings for 1996. A modest 6.3% increase in sales was leveraged into an 8.9% increase in net earnings. Increased sales and improved productivity, together with a 2.2 million share stock repurchase, yielded an earnings per share increase of 15.2% -- one way in which Baldor has provided bettervalue for its shareholders.

         The year of 1996 was one of improved balance for Baldor -- better balance in the inventories of products demanded by our customers, better balance in the sales between our OEM and Distributor distribution channels, better balance in our production capacity, and a more balanced availability of people to serve our customers through the addition of four new North American sales offices. Financial strength and good balance have positioned us to meet the aggressive growth strategies that we have set forth in this report.

  Net Sales

       Baldor reached a record sales level of $502.9 million in 1996, a 6.3% increase over 1995 sales of $473.1 million. Sales in 1994 were $418.2 million. Sales to distributor customers in 1996 increased 8.7%, while sales to OEM customers in 1996 increased 5.9%, which brings us to a balanced mix between selling channels. In 1995, salesto distributors increased 14.2% over 1994 levels and OEM sales increased 17.5% over 1994 levels. Baldor serves many industries and geographic regions by selling to a broad base of distributors and OEMs, both domestically and in more than 55 countries around the world. No single customer accounted for more than 4.0% of sales in any year covered by this report.

       During 1996, we saw modest growth in motor products for pumps, blowers, fans, conveyers, and crane and hoist equipment. Growth in 1996 was especially good for a number of our products such as Super-E7 premium-efficient motors, farm products, and most of our drives products. These products grew at over twice our overall rate. Sales of products introduced in the previous five years accounted for over 25% of 1996 and 1995 sales. Volume increase accounted for approximately 75% of the 1996 sales growth. Baldor's last announced price increase was 3.3% in October 1995.

       The increase in 1995 sales over 1994 levels was about evenly split between improved pricing, increased volumes, and product mix shifts. Sales of drives grew at more than double the overall 1995 sales growth rate and sales of Super-E7 premium-efficient motors were also strong.

  Net Earnings

       Net earnings of $35.2 million in 1996 exceeded 1995 net earnings of $32.3 million by 8.9%. Net earnings in 1994 were $26.4 million.
  A modest sales growth in 1996 was leveraged into a good increase in net earnings through improvements in both the manufacturing and the sales and administrative areas.

       The gross margin percentage improved to 29.7% in 1996 from 29.3% in 1995 and 28.9% in 1994. Baldor benefited from manufacturing productivity improvements in both 1996 and 1995. Selling and administrative costs as a percent of sales improved to 16.8% in 1996 from $16.9% in 1995 and 17.3% in 1994. Baldor continues to increase its sales volumes without corresponding increases in administrative support costs. Pre-tax margins improved to 11.4% in 1996 from 11.2% in 1995 and 10.3% in 1994. Our tax rate was lowered to 38.5% in 1996 from 39.0% in 1995 and 1994.

  International Operations

       Sales from international operations (foreign affiliates and exports) were $72.8 million in 1996, up from $66.0 million in 1995 and $54.6 million in 1994. This marks our fifth consecutive year of double-digit sales growth in our international operations. Our export sales to many countries were particularly strong in 1996, most notably export sales into Canada.
  In addition, we saw good sales increases from our Australian and Latin American operations in 1996. Sales in Europe were particularly strong for both 1995 and 1994, but were essentially flat in 1996.

       Foreign pre-tax earnings were $2.0 million in 1996, compared to $1.2 million in 1995 and $1.7 million in 1994. The decline in 1995 was due primarily to the decline in the Mexican peso that year.


  Environmental Remediation

       Management believes, based on their internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.




















  Financial Position

  Summary

       In 1996, Baldor continued to strengthen its position through reinvestment in our company -- our people, our products and manufacturing facilities, and our Company's stock. In 1996, we expanded our manufacturing capacity, continued to make investments in training and in research and development, and repurchased 2.2 million shares of Baldor common stock. In addition, we increased our dividend during 1996 -- twice. This makes seven increases in the past five years.

  Investments

       In 1996, Baldor completed a 2.2 million share repurchase. Two million shares were purchased from the estate of the late Mr. G.A. Schock in February of 1996. An additional 200,000 shares were purchased on the open market over the course of 1996. In the fourth quarter of 1996, the Board of Directors authorized the Company to repurchase an additional 1.0 million shares of Baldor common through December 31, 1997.

       Investments in property, plant and equipment for 1996 were $23.2 million, compared to $23.1 million in 1995. In 1996, we completed an 84,000 square foot expansion of our Clarksville facility to house our expanded gear production, and we completed a 46,000 square foot
  expansion of the finished goods warehouse in Fort Smith.   We also
  leased additional space in Seattle, Washington, to expand our larger horsepower drives manufacturing -- all of which contribute to a better manufacturing balance to meet our customers' needs.

       In 1996, Baldor also increased its investments in research and development to $19.9 million from $17.2 million in 1995 and $14.8 million in 1994. Baldor's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy its customers' needs. Over the past three years Baldor has introduced many new product lines to the marketplace. We also continue to make investments in our existing products for greater performance, energy efficiency improvements, and manufacturability.

  Current Liquidity

       Cash flow from operations improved to $42.6 million in 1996 from $24.2 million in 1995. In 1996, we increased inventory and receivables only $11.5 million , compared to $26.9 million in 1995. Working Capital was $146.9 million at the end of 1996, compared to $145.1 million and $118.6 million at the end of 1995 and 1994, respectively. The current ratio was 3.1 at the end of 1996 compared to 3.2 at the end of 1995. Baldor also has available lines of credit of $30 million to support operations. There were no borrowings outstanding under these lines at the end of 1996 or 1995.

  Long-Term Debt and Shareholder's Equity

       Long-term obligations increased to 18.4% of total capitalization at the end of 1996. The increase over the 1995 level of 10.7% reflects the mid-term loan that funded the purchase of stock from Mr. Schock's estate. The 1996 weighted average interest rate on long-term debt was 6.0%. Shareholders' equity decreased from $211.4 million at the end of 1995 to $200.3 million at the end of 1996 due to the share repurchases. Return on average shareholders' equity increased to 17.1% in 1996 from 16.3% in 1995 and from 15.3% in 1994.

  Dividend Policy

   In the fourth quarter of 1996, the Board of Directors approved a 10% increase in the quarterly cash dividend. This was in addition to the 11% increase approved in the second quarter of 1996. The cash dividend was also increased 12.5% in 1995 and 20% in 1994. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant, but also of reinvesting a major portion of earnings to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

  CONSOLIDATED BALANCE SHEETS
  BALDOR ELECTRIC COMPANY AND AFFILIATES



                                             DECEMBER 28        DECEMBER 30
                                                    1996               1995
                                             -----------        -----------
  ASSETS (In thousands)

  CURRENT ASSETS:
       Cash and cash equivalents              $   7,950           $   6,322

       Marketable securities                     17,892              28,487

       Receivables, less allowances
        of $3,200 and $2,800, respectively       80,183              77,768

       Inventories:
         Finished products                       66,528              61,681
         Work-in-process                         13,483              11,978
         Raw materials                           39,162              36,972
                                               --------            --------
                                                119,173             110,631
         LIFO valuation adjustment(deduction)   (26,786)            (26,942)
                                               --------            --------
                                                 92,387              83,689
  Other current and deferred tax assets          19,745              15,829
                                               --------            --------
            TOTAL CURRENT ASSETS                218,157             212,095

  OTHER ASSETS                                   11,965              12,296

  PROPERTY, PLANT AND EQUIPMENT:
       Land and improvements                      3,869               3,558
       Buildings and improvements                32,059              29,587
       Machinery and equipment                  166,542             149,069
       Allowances for depreciation and
         amortization (deduction)              (107,106)            (93,143)
                                               --------            --------
            NET PROPERTY, PLANT AND
              EQUIPMENT                          95,364              89,071
                                               --------            --------
                                              $ 325,486           $ 313,462
                                               ========            ========

  See notes to consolidated financial statements.

  CONSOLIDATED BALANCE SHEETS
  BALDOR ELECTRIC COMPANY AND AFFILIATES



                                             DECEMBER 28        DECEMBER 30
                                                    1996               1995
                                             -----------        -----------
  (In thousands, except share data)
  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
       Accounts payable                       $   20,314         $   18,996
       Employee compensation                       5,932              5,110
       Profit sharing                              7,645              7,168
       Anticipated warranty costs                  4,500              4,100
       Accrued insurance obligations              14,286             12,627
       Other accrued expenses                     16,626             16,080
       Income taxes                                  766              1,967
       Current maturities of
         long-term obligations                     1,113                978
                                               ---------          ---------
       TOTAL CURRENT LIABILITIES                  71,182             67,026

  LONG-TERM OBLIGATIONS                           45,027             25,255

  DEFERRED INCOME TAXES                            8,952              9,804

  SHAREHOLDERS' EQUITY:
     Preferred stock, $0.10 par value
       Authorized shares: 5,000,000
       Issued and outstanding shares: None
     Common stock, $0.10 par value
       Authorized shares: 50,000,000
       Issued shares:
       1996-28,617,688; 1995-28,168,038            2,862              2,817
     Additional capital                           37,112             32,476
     Retained earnings                           207,064            182,354
     Cumulative translation adjustments              346              1,246
     Treasury Stock at Cost
       (2,417,247 shares in 1996 and
        297,741 shares in 1995)                  (47,059)            (7,516)
                                                ---------         ---------
     TOTAL SHAREHOLDERS' EQUITY                  200,325            211,377
                                               ---------          ---------
                                              $  325,486         $  313,462
                                               =========          =========

  See notes to consolidated financial statements.

  CONSOLIDATED STATEMENT OF EARNINGS
  BALDOR ELECTRIC COMPANY AND AFFILIATES




                                                  YEARS ENDED
                                   ---------------------------------------
                                   DECEMBER 28   DECEMBER 30   DECEMBER 31
                                          1996          1995          1994
                                   ---------------------------------------
  (In thousands, except share data)

  Net sales                          $ 502,875     $ 473,103     $ 418,152
  Other income, net                      2,497         2,596         1,668
                                     ---------     ---------     ---------
                                       505,372       475,699       419,820
  Costs and expenses:
     Cost of goods sold                353,345       334,306       297,212
     Selling and administrative         84,522        80,019        72,329
     Profit sharing                      7,645         7,168         5,788
     Interest                            2,668         1,260         1,279
                                     ---------     ---------     ---------
                                       448,180       422,753       376,608

  Earnings Before Income Taxes          57,192        52,946        43,212
  Income taxes                          22,019        20,641        16,853
                                     ---------     ---------     ---------
  NET EARNINGS                       $  35,173     $  32,305     $  26,359
                                     =========     =========     =========

  NET EARNINGS PER COMMON SHARE          $1.29         $1.12         $0.92
                                     =========     =========     =========

  Weighted average common shares
     outstanding                    27,217,741    28,891,293    28,503,273
                                    ==========    ==========    ==========



  See notes to consolidated financial statements.

  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)
  BALDOR ELECTRIC COMPANY AND AFFILIATES



                                           QUARTER
                        -------------------------------------------------
                        FIRST      SECOND      THIRD     FOURTH     TOTAL
                        -----      ------      -----     ------     -----

  (In thousands, except share data)

  1996
    Net sales         $121,553    $129,906   $125,111   $126,305  $502,875
    Gross profit        35,811      38,425     37,310     37,984   149,530
    Net earnings         8,327       8,971      8,733      9,142    35,173
    Net earnings per
      common share        0.30        0.33       0.32       0.34      1.29

  1995
    Net sales         $114,585    $121,839   $120,044   $116,635  $473,103
    Gross profit        33,558      35,698     35,190     34,351   138,797
    Net earnings         7,671       8,261      8,276      8,097    32,305
    Net earnings per
     common share         0.26        0.29       0.29       0.28      1.12

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  BALDOR ELECTRIC COMPANY AND AFFILIATES

                                                 YEARS  ENDED
                                     ---------------------------------------
                                     DECEMBER 28   DECEMBER 30   DECEMBER 31
                                            1996          1995          1994
                                     ---------------------------------------
  (In thousands)
  Operating activities:
    Net earnings                       $  35,173      $  32,305      $  26,359
    Adjustments to reconcile net
     earnings to net cash provided
     by operating activities:
       Depreciation and amortization      17,277         15,583         13,121
       Deferred income taxes              (1,943)        (1,979)       (3,882)
       Changes in operating assets and
        liabilities:
          Receivables                     (2,815)        (7,315)      (11,887)
          Inventories                     (8,698)       (19,591)      (10,480)
          Other current assets            (2,826)        (3,020)          (52)
          Accounts payable                 1,318            194         6,113
          Accrued expenses                 7,149          4,967        12,017
          Income taxes                    (1,201)          (810)          656
          Other, net                        (873)         3,851           (70)
                                        ---------      ---------    ---------
  Net cash from operating activities      42,561         24,185        31,895

  Investing activities:
    Additions to property, plant
     and equipment                       (23,183)       (23,112)      (22,131)
    Marketable securities purchased      (33,315)       (50,881)      (45,153)
    Marketable securities sold            43,910         48,987        41,388
                                        ---------      ---------     ---------
  Net cash used in
      investing activities               (12,588)       (25,006)      (25,896)

  Financing activities:
    Additional long-term borrowings       38,000                        6,000
    Reduction of long-term obligations   (18,093)          (995)       (1,737)
    Unexpended debt proceeds                 353          5,641        (5,220)
    Dividends paid                       (10,498)        (9,416)       (7,648)
    Stock option plans                     3,902          3,065         4,144
     Common stock repurchased            (42,009)
                                        ---------      ---------     ---------
  Net cash used in
      financing activities               (28,345)        (1,705)       (4,461)
  Net increase (decrease) in cash and
      cash equivalents                     1,628         (2,526)        1,538
  Beginning cash and
      cash equivalents                     6,322          8,848         7,310
                                        ---------      ---------     ---------
  Ending cash and
      cash equivalents                  $  7,950       $  6,322      $  8,848
                                        =========      =========     =========

  See notes to consolidated financial statements.

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  BALDOR ELECTRIC COMPANY AND AFFILIATES


                                                                           Cumulative      Treasury
                                 Common Stock     Additional    Retained   Translation     Stock
                                Shares   Amount      Capital    Earnings   Adjustments     (at cost)    Total
                                ------   ------   ----------    --------   -----------    ----------   ---------
  (In thousands, except per share amounts)

  BALANCE AT JANUARY 1, 1994    17,968   $1,809      $20,830    $141,729       $ (835)      $ (2,994)   $160,539

  Stock option plans, net
   of shares exchanged             342       38        5,041                                    (935)      4,144
  Translation adjustments                                                       1,284                      1,284
  Net earnings                                                    26,359                                  26,359
  Securities valuation adjustment,
   net of deferred taxes of $267                                    (416)                                   (416)
  Cash dividends at $0.28
    per common share                                              (7,648)                                 (7,648)
                                 ------   ------   ----------    --------   ----------   --------------   ---------
BALANCE AT DECEMBER 31, 1994     18,310    1,847       25,871    160,024          449         (3,929)    184,262

  Stock option plans, net
    of shares exchanged             332       47        6,605                                 (3,587)      3,065
  Translation adjustments                                                         797                        797
  Net earnings                                                    32,305                                  32,305
  Securities valuation adjustment,
    net of deferred taxes of $233                                    364                                     364
  Three-for-two common stock
    split effected in the form
    of a 50% stock dividend       9,228      923                    (923)
  Cash dividends at $0.34 per
    common share                                                  (9,416)                                 (9,416)
                                 ------   ------   ----------    --------   ----------   --------------  ---------
  BALANCE AT DECEMBER 30, 1995   27,870    2,817       32,476    182,354        1,246           (7,516)  211,377

  Stock option plans, net
    of shares exchanged             380       45        5,290                                   (1,433)    3,902
  Translation adjustments                                                        (900)                      (900)
  Net earnings                                                    35,173                                  35,173
  Securities Valuation Adjustment,
    net of  deferred Taxes of $11                                     35                                      35
  Cash dividends at $0.40
    per common share                                             (10,498)                                (10,498)
  Common stock repurchased       (2,210)                                                       (42,009)  (42,009)
  Contributions to benefit plans    160                  (654)                                   3,899     3,245
                                 ------   ------   ----------    --------   ----------   --------------  ---------
  BALANCE AT DECEMBER 28, 1996   26,200   $2,862      $37,112    $207,064      $  346         $(47,059) $200,325
                                 ======   ======   ==========    ========   ==========   ==============  =========

See notes to consolidated financial statements.


  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  BALDOR ELECTRIC COMPANY AND AFFILIATES
  December 28, 1996


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

  Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31 which results in a 52- or 53- week year. Fiscal years 1996, 1995 and 1994 all contained 52 weeks.

  Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less and are valued at cost which approximates market.

  Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in Retained Earnings. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Other Income.

  Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method (LIFO), except for $14,166,000 in 1996 and $10,836,000 in 1995 at foreign locations, valued by the first-in, first-out method
  (FIFO).

  Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost.
  Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

  Long-Lived Assets: In fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires impairment losses to be recognized when information indicates the carrying amount of long-lived assets, intangibles and any goodwill related to those assets will not be recovered through future operations or sale. SFAS

  No. 121 was applied prospectively from the date of adoption and the effect of adoption was not material.

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

  Stock-Based Compensation: In fiscal year 1996, the Company  adopted
  Statement of Financial Accounting Standards No.123 (SFAS No. 123),
  Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense as of the grant date or, in lieu of expense recognition under SFAS No. 123, companies may follow current guidance under Accounting Principals Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. Companies electing to remain with APB 25 accounting guidance must provide pro forma disclosures of net income and earnings per share as if the fair value based method defined in SFAS
  No. 123 had not been applied. The Company has elected to continue accounting for its stock-based compensation under the provisions of APB 25. As such, SFAS No. 123 did not have an effect on the Company's reported financial results for 1996.

  Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $19,900,000 in 1996, $17,200,000 in 1995, and $14,800,000 in 1994.

  Reclassification: The Company has reclassified the presentation of certain prior year information to be consistent with the presentation in the current year.













  NOTE B -- LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following:


                                                        1996     1995
                                                        ----     ----
  (in thousands)
  Industrial Development Bonds:
    due through 1997 at 6.0% fixed rate               $  113   $  245
    due through 2004 at 5.29% fixed rate               5,030    5,525
    due through 2004 at 4.35% variable rate            2,300    2,300
    due through 2004 at 6.0% fixed rate                   57       63
    due through 2004 at 8.25% fixed rate(paid in 1996)          4,365
    due through 2009 at 7.75% fixed rate               3,000    3,000
    due through 2009 at 7.875% fixed rate              7,200    7,200
    due through 2010 at 4.15% variable rate            3,440    3,440
  Notes payable to banks:
    due March 1, 1999 at 5.85% variable rate          25,000
    due November 1, 2003 at 11.8% (paid in 1996)                   95
                                                     -------  -------
                                                      46,140   26,233
  Less current maturities                              1,113      978
                                                     -------  -------
                                                     $45,027  $25,255
                                                     =======  =======


  At December 28, 1996, Industrial Development Bond proceeds of
  $6,389,000 are included in Other Assets. Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $11,863,000 at December 28, 1996.

  Maturities of long-term obligations during each of the five fiscal years ending 2001 are: 1997--$1,113,000; 1998--$1,070,000;
  1999--$26,145,000; 2000--$1,215,000; and 2001--$1,290,000.
  Industrial Development Bonds include capital lease obligations of $3,170,000 at December 28, 1996. Aggregate future minimum capital lease payments at December 28, 1996, are $6,187,000 including interest of $3,017,000.


  Certain long-term obligations require, among other things, that the Company maintain certain financial ratios and restrict cumulative cash dividends and other distributions. Retained earnings of $13,955,000 at December 28, 1996, were unrestricted. At December 28, 1996, the Company had outstanding letters of credit totaling
  $6,709,000.

  Interest paid was $2,988,000 in 1996, $1,730,000 in 1995 and,
  $1,565,000 in 1994.

  The Company had lines of credit aggregating $30,000,000 available at December 28, 1996. These arrangements do not have termination dates but are reviewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing. There were no outstanding borrowings under these lines at December 28, 1996.


  NOTE C -- MARKETABLE SECURITIES

  Baldor currently invests in only high-quality, short-term investments which it classifies as available-for-sale. As such, there were no significant differences between amortized cost and estimated fair value at December 28, 1996 or December 30, 1995. Additionally, because investments are short-term and are generally allowed to mature, realized gains and losses for both years have been minimal.



  The following table presents the estimated fair value breakdown of investments by category:
                                      December 28     December 30
                                             1996            1995
                                      -----------     -----------
  (In thousands)
  Municipal debt securities               $12,843         $18,079
  U.S. corporate debt securities            2,925          10,970
  U.S. Treasury & agency securities         7,331           2,938
  Other debt securities                     5,039           4,871
                                      -----------     -----------
                                           28,138          36,858
  Less cash equivalents                    10,246           8,371
                                      -----------     -----------
                                          $17,892         $28,487
                                      ===========     ===========

  The estimated fair value of marketable debt and equity securities at December 28, 1996, was $10,799,000 due in one year or less, $2,243,000 due in one to three years, and $4,850,000 due after three years. Because of the short-term nature of the investments, expected maturities and contractual maturities are normally the same.





  NOTE D -- INCOME TAXES

  The Company made income tax payments of $22,718,000 in 1996, $21,643,000 in 1995, and $18,830,000 in 1994. Income tax expense consists of the following:

                                    1996       1995       1994
                                    ----       ----       ----
  (in thousands)

  Current:     Federal           $19,887    $19,125    $18,679
               State               2,591      2,614      1,757
               Foreign               637        776        566
  Deferred                        (1,096)    (1,874)    (4,149)
                                 --------   --------   --------
                                 $22,019    $20,641    $16,853
                                 ========   ========   ========

  Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities, and bad debt expense.

  The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:


                                           1996     1995     1994
                                           ----     ----     ----
  Statutory federal income tax rate        35.0%    35.0%    35.0%
  State taxes, net of federal benefit       3.0      3.3      3.4
  Other                                     0.5      0.7      0.6
                                           ----     ----     ----
  Effective income tax rate                38.5%    39.0%    39.0%



  NOTE E -- FINANCIAL DERIVATIVES

  Hedging of Foreign Exchange Risks

  As a result of having various foreign operations, the Company engages in a limited amount of hedging to minimize the effects of fluctuating foreign currencies on its intercompany pricing. The Company's investment in foreign currency options is included in Other Current Assets at cost, net of realized gains deferred, and is amortized to Other Income over the period in which intercompany sales of foreign affiliates occur, generally within the following twelve months.

  At December 28, 1996 and December 30, 1995, the investments in foreign currency derivatives were not significant.

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

  The net unamortized costs with respect to the Company's metal hedging programs were not material at December 28, 1996, and December 30, 1995.

  NOTE F -- SHAREHOLDERS' EQUITY

  On August 7, 1995, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a 50% stock dividend payable September 6, 1995, to shareholders of record on August 18, 1995. This resulted in the issuance of 9,228,086 additional shares of common stock. All per share and weighted average share amounts have been restated to reflect this stock split.

  On February 16, 1996, Baldor purchased 2,000,000 shares of its common stock from the estate of Mr. G. A. Shock for $19.00 per share. This purchase was at a discount to the market and was funded with a mid-term bank loan.


  The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one
  Common Stock Purchase Right a Right) is associated with each outstanding share of common stock. If an acquiring person acquires
  20% or more of the Baldor common stock then outstanding, the Rights become exercisable and would cause substantial dilution.
  Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. Until a Right is exercised, the holder of the Right is not entitled to any of the benefits of being a shareholder of the Company. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of Baldor's outstanding common stock and in certain events thereafter.



  NOTE G -- OPERATING LEASES

  The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $4,800,000 in 1996, $4,300,000 in 1995, and $3,900,000 in 1994.
  Future minimum payments for operating leases having noncancelable lease terms in excess of one year are: 1997 -- $2,225,000; 1998 -- $1,885,000; 1999 -- $1,761,000; 2000 -- $1,681,000; 2001 -- $609,000;
  and decline substantially thereafter.


  NOTE H -- FOREIGN OPERATIONS

  The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes and identifiable assets consist of the following:






                                      1996      1995      1994
                                      ----      ----      ----
  (in thousands)
  Net Sales:
    United States Companies
         Domestic customers       $430,014  $407,078  $363,548
         Export customers           30,831    25,068    21,232
                                  --------  --------  --------
                                   460,845   432,146   384,780
    Foreign Affiliates              42,030    40,957    33,372
                                  --------  --------  --------
                                  $502,875  $473,103  $418,152
                                  ========  ========  ========

  Earnings Before Income Taxes:
     United States Companies      $ 55,160  $ 51,723  $ 41,508
     Foreign Affiliates              2,032     1,223     1,704
                                  --------  --------  --------
                                    57,192  $ 52,946    43,212
                                  ========  ========  ========
  Assets:
     United States Companies      $297,496  $285,381  $261,984
     Foreign Affiliates             27,990    28,081    21,171
                                  --------  --------  --------
                                  $325,486  $313,462  $283,155
                                  ========  ========  ========

  Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in the Cumulative Translation Adjustment account in Shareholders' Equity.


  NOTE I -- STOCK PLANS

  The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations as discussed in more detail below. Incentive stock options to purchase shares at prices not less than the market value at the date of grant and non-qualified stock options to purchase shares of restricted stock equal to and less than the stock's market value at the date of grant have been granted. The grants made from each plan expire ten years from date of grant except for grants made from the 1990 plan which expire six years from date of grant. A summary of the Company's current stock option plans is below:

                            PLAN
  PLAN                  ADMINISTRATOR              RECIPIENTS
  -----------------------------------------------------------
  Compensatory Plans    (see note 1)
  1987                  Stock Option Committee     Employees
  1994                  Stock Option Committee     Employees
  1989 (see note 3)     Executive Committee        Non-employee directors
  1996                  Executive Committee        Non-employee directors


  Non-compensatory Plans (see note 2)
  1981 (see note 3)     Board of Directors         Employees
  1990                  Board of Directors         District Managers


  Note 1: Under the 1987 plan and the 1994 plan, incentive stock options vest and become fully exercisable at the end of six months or three years of continued employment for officers and non-officers, respectively. Grants can include incentive stock options, non-qualified stock options, restricted shares, formula price shares, and stock appreciation rights. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the restriction period.

  Under the 1996 plan, each non-employee director is granted an annual grant consisting of a non-qualified stock option to purchase 1,620 shares at prices equal to the market value at the date of grant and a non-qualified stock option to purchase 1,080 shares at prices equal to 50% of the market value at the date of grant. These options become exercisable in five equal installments beginning on the grant's first anniversary. Related compensation expense on the options granted at 50% of market is amortized over the restriction period.

  Note 2: Under the 1990 plan, only non-qualified options can be granted and options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income in connection with the non-compensatory stock option plans.

  Note 3: This plan has expired except for unexercised options outstanding.

  The alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, requires the use of option valuation models. The Company uses the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options. Traded options have no vesting restrictions and are fully transferable. The Black-Scholes model also requires the input of highly subjective assumptions including the expected stock price volatility and the estimated life of the option. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.
  Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  The pro forma information regarding net income and earnings per share required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.9% and 5.7%; dividends yields of 1.8% for both years; volatility factors of the expected market price of the Company's common stock of 19.2% and 20.0%; and weighted average expected option life of 7.1 years and 6.4 years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The initial impact on pro forma net income and net income per share may not be representative of the compensation expense in future years when the effect of the amortization of multiple awards would be reflected in the pro forma disclosure.

  A summary of the Company's stock option activity and the Company's pro forma earnings information for fiscal 1996 and fiscal 1995 follows:



                                           1996                   1995
                                ---------------------    ---------------------
                                           Weighted                 Weighted
                                        Average Price            Average Price
  STOCK OPTION ACTIVITY         Shares    per Share      Shares    per Share
  ---------------------         ---------------------    ---------------------
  Total options outstanding:
      Beginning Balance         2,088,629     $ 9.688    2,258,118     $12.120
      Granted                     609,800      18.514      314,100      16.807
      Exercised                  (546,480)      6.587     (461,839)      6.987
      Canceled                    (48,863)     14.468      (21,750)     14.815
                                ----------               ----------
      Ending Balance            2,103,086      12.799    2,088,629       9.688
                                ==========               ==========

  Shares available for grant:   7,493,700                7,343,700
  Shares exercisable:           1,358,856                1,602,260
  Shares reserved for
    future grants:              1,154,630                1,678,967

  Weighted average
    remaining contractual life  6.6 years                6.0 years

  Weighted average fair value per share
   of options granted during the year
       At market price                         $5.34                     $6.29
       At less than market price              $10.57                    $10.84


  PRO FORMA INFORMATION (in thousands, except for earnings per share information)

  Pro forma net income                       $33,989                   $31,781
  Pro forma earnings per share                 $1.26                     $1.10

  REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  SHAREHOLDERS AND BOARD OF DIRECTORS
  BALDOR ELECTRIC COMPANY AND AFFILIATES

  We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



  /s/ Ernst & Young LLP
  ----------------------
  Little Rock, Arkansas
  January 31, 1997

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

  Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.



       ---------------------------         -------------------------
       R. S. Boreham, Jr.                  R. L. Qualls
       Chairman of the Board               Vice Chairman and Chief
                                           Executive Officer




       -----------------------------       --------------------------
       John McFarland                      Lloyd G. Davis
       President                           Chief Financial Officer,
                                           Executive Vice
                                           President- Finance,
                                           Secretary, and Treasurer

  SHAREHOLDER INFORMATION

  DIVIDEND POLICY
  To periodically increase dividends as earnings and financial strength warrant, but also to reinvest a major portion of earnings to help finance growth opportunities. The objective being for shareholders to obtain dividend increases over time, while also participating in the growth of the Company.



  DIVIDENDS PAID                       1996         1995           1994
  1st quarter                          $.09         $.08           $.06
  2nd quarter                           .10          .08            .07
  3rd quarter                           .10          .09            .07
  4th quarter                           .11          .09            .08
                                       ----         ----           ----
  Year                                 $.40         $.34           $.28



  COMMON STOCK PRICE RANGE
  NYSE SYMBOL-BEZ                     1996                1995
                                -----------         ------------
                              High      Low         High    Low
  1st quarter                 22-3/8    18-1/2      19-1/2  17-1/4
  2nd quarter                 25        19          19-7/8  18-3/8
  3rd quarter                 22-1/2    19-1/8      26-1/2  19-1/8
  4th quarter                 24-3/4    18-5/8      25-1/4  20


  SHAREHOLDERS
  4,568 at December 28, 1996 including shareholders of record and employees through benefit plans.


  TRANSFER AGENT AND REGISTRAR
  Wachovia Bank of North Carolina, N.A.
  Wachovia Shareholder Services
  P.O. Box 8217
  Boston, Massachusetts  02266-8217
  (800) 633-4236


  INDEPENDENT AUDITORS
  Ernst & Young LLP
  425 West Capitol - Suite 3600
  Little Rock,  Arkansas 72201


  GENERAL COUNSEL
  Peper, Martin, Jensen, Maichel and Hetlage
  720 Olive Street
  St. Louis, Missouri  63101



  FORM 10-K REPORT
  Shareholders may obtain additional financial information about Baldor from the Company's Form 10-K report filed with the Securities and Exchange Commission. Copies are available on request without charge.

  INVESTOR INFORMATION INQUIRIES
  Requests for additional copies of the Annual Report, or other materials and information you may wish regarding the condition and prospects of the Company, should be directed to: Investor Relations, Baldor Electric Company, P.O. Box 2400, Fort Smith, Arkansas 72902.

  SHAREHOLDERS' ANNUAL MEETING
  The Annual Meeting of the Shareholders of Baldor Electric Company will be held at 10:30 a.m., Saturday, May 3, 1997, at the Holiday Inn, 700 Rogers Avenue, Fort Smith, Arkansas 72901.