Form 10-K405, Exhibit 13
period 1998-01-03
BALDOR ELECTRIC CO
filed 1998-03-27
CIK 9342

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Summary

Baldor extended its growth trend for the sixth consecutive year by posting record sales and earnings for 1997. An 11% increase in sales was leveraged into a 14.8% increase in net earnings. 1997 saw the successful introduction of our new Standard-E line of motors. In addition to conforming to the new Energy Policy Act (EPAct) efficiency requirements, this line offers improved overall value to our customers. This improved value includes longer service life, reduced energy cost, quieter running and less vibration achieved by using more and better materials and improved manufacturing methods.

During 1997, Baldor continued to focus on product innovations, service, inventory availability and shortened lead times. We believe an emphasis on taking better care of our customer (rather than emulating our competitors) will translate into a competitive advantage and continue to add shareholder value.


Net Sales

Baldor reached a record sales level of $557.9 million in 1997, an 11% increase over 1996 sales of $502.9 million. Sales in 1995 were $473.1 million. Sales to distributor customers in 1997 increased 8.8%, while sales to OEM customers in 1997 increased 13.7%, continuing a good balance between OEM and distributors. In 1996, sales to distributors increased 8.7% over 1995 levels and OEM sales increased 5.9% over 1995 levels. Baldor serves many industries and geographic regions be selling to a broad base of distributors and OEMs both domestically and in more than 55 countries around the world. No single customer accounted for more than 4% of sales in any year covered by this report.

During 1997, we saw strong growth in motor products for blowers, fans, conveyers, HVAC, pumps, construction machinery and crane and hoist equipment. Sales of Super-E premium-efficient motors continued their history of more than doubling the overall growth rate. In addition, sales increases for our drives, DC motors, hostile environment and pump motors continued to be strong. Sales of products introduced in the previous five years accounted for 30% of 1997 and 1996 sales. The strong sales growth in 1997 was generated without a price increase with the exception of the increase on EPAct-related products effective after October 24, 1997.

The overall modest sales increase in 1996 included good growth in farm products, most of our drives and our Super-E premium-efficient motors. Volume increase accounted for approximately 75% of the 1996 sales growth.


Net Earnings

Net earnings of $40.4 million in 1997 exceeded 1996 net earnings of $35.2 million by 15%. Net earnings in 1995 were $32.3 million. In spite of an overall softening in selling prices, net earnings during 1997 improved to a record level primarily due to volume increases and slightly lower material costs.

The gross margin percentage improved to 30.2% in 1997 from 29.7% in 1996 and 29.3% in 1995. Manufacturing costs continued to improve in 1997 compared to 1996 and 1995. Selling and administrative costs as a percent of sales remained level at 16.8% in 1997 compared to 16.8% in 1996 and 16.9% in 1995. Baldor continues to increase its sales volumes without a corresponding increase in selling and administrative support costs. Pre-tax margins improved to 11.8% in 1997 from 11.4% in 1996 and 11.2% in 1995. Our tax rate remained 38.5% in 1997 compared to 38.5% in 1996 and 39.0% in 1995.

International Operations

Sales from international operations (foreign affiliates and exports) were $84.2 million in 1997 up from $72.8 million in 1996, and $66.0 million in 1995. This marks our sixth consecutive year of double digit sales growth in our international operations. Our export sales to many countries, especially to Canada, continued strong in 1997. We saw very strong sales increases in Mexico and increased sales in Europe due in part to our acquisition of the UK-based Optimised Control Ltd. in April 1997. Sales in Australia and the Far East were weaker in 1997 due to the overall weakening of these economies and the strengthening of the U.S. dollar during the year. Foreign pre-tax earnings were down in 1997 compared to 1996 and 1995 due to lower earnings in Europe and the Far East.


Environmental Remediation

Management believes, based on their internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.


Year 2000

We are in the process of implementing a new, fully-integrated, company-wide information system that will improve visibility and reaction time to customer orders, reduce lead times, support international operations, improve productivity and better manage our inventory. In addition, the new system is year 2000 certified. Portions of the project are completed and the rest are scheduled to be completed by early 1999. Hardware and networks are already year 2000 compliant.

Financial Position

Summary

In 1997, Baldor continued to improve its strong financial position. Baldor continued to invest in its future by expanding research and development for new and existing products, by continuing capital investments for capacity, productivity and cost improvements, and by making additional investments in both its employees and customers through education and training.

Based on the Company's strong financial position, in 1997 the Board of Directors approved a four-for-three stock split and two cash dividend increases. Our financial strength is an important competitive advantage which provides a strong base to better serve our customers and finance future growth opportunities.


Investments

Baldor continues to believe that the investment in our employees through emphasis on training and education is a key to our continuing success. This investment was recognized when we were honored to be included in Fortune magazine's list of "100 Best Companies to Work For In America."

Investments in property, plant and equipment for 1997 were $26.9 million compared to $23.2 million in 1996, and $23.1 million in 1995. Our 1997 property, plant and equipment investments were made for increased capacity, and quality and productivity improvements.

In 1997, Baldor also increased its investments in research and development to $22.9 million compared to $19.9 million in 1996 and $17.2 million in 1995. Baldor's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy its customers' needs. We also continue to make investments in our existing products for greater performance, energy efficiency improvements, and manufacturability. In 1996 and 1997, new products developed in the last five years as a result of these investments accounted for 30% of the Company's total sales.

Current Liquidity

Cash flow from operations improved to $58.1 million in 1997 from $42.6 million in 1996 and $24.2 million in 1995. In 1997, we increased inventory and receivables $10.5 million, compared to $11.5 million in 1996 and $26.9 million in 1995. Working Capital was $141.3 million at the end of 1997 compared to $146.9 million in 1996, and $145.1 million in 1995. The current ratio was 2.8 in 1997 compared to 3.1 in 1996 and 3.2 at the end of 1995. This decrease was due to the increased volume of business and the repayment of mid-term borrowings used for the repurchase of stock in 1996. Baldor also has available lines of credit of $30 million to support operations. There was no borrowing under these lines at the end of 1997 or 1996.


Long-Term Debt and Shareholder's Equity

Long-term obligations decreased to 10.3% of total capitalization at the end of 1997 compared to 18.4% in 1996 and 10.7% in 1995. The 1997 weighted average interest rate on long-term debt was 6.0%. Shareholders' equity continued to increase and reached a record level of $243.4 million at the end of 1997 compared to $200.3 million in 1996 and $211.4 million at the end of 1995. Return on average shareholders' equity increased to 18.2% in 1997 compared to 17.1% in 1996 and 16.3% in 1995.

Dividend Policy

In 1997, the Board of Directors approved two cash dividend increases. A 9% increase was approved in the second quarter and an 11% increase was approved in the fourth quarter. The cash dividend was also increased 21% in 1996 and 12.5% in 1995. There have been ten dividend increases since the first quarter of 1992. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant, and reinvesting a major portion of earnings to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

CONSOLIDATED BALANCE SHEETS
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                                    JANUARY 3    DECEMBER 28
                                                       1998         1996
                                                       ----         ----
ASSETS (In thousands)

CURRENT ASSETS:
     Cash and cash equivalents .................   $   9,575    $   7,950
     Marketable securities .....................      11,900       17,892
     Receivables, less allowances
       of $3,525 and $3,200, respectively ......      88,740       80,183
     Inventories:
        Finished products ......................      71,616       66,528
        Work-in-process ........................      10,675       13,483
        Raw materials ..........................      41,793       39,162
                                                      ------       ------
                                                     124,084      119,173
           LIFO valuation adjustment (deduction)     (27,543)     (26,786)
                                                     -------      -------
                                                      96,541       92,387
       Other current and deferred tax assets ...      12,684       19,745
                                                     ------       ------
                   TOTAL CURRENT ASSETS .........    219,440      218,157
OTHER ASSETS ...................................      32,352       11,965
PROPERTY, PLANT AND EQUIPMENT:
     Land and improvements .....................       4,533        3,869
     Buildings and improvements ................      33,227       32,059
     Machinery and equipment ...................     190,009      166,542
     Allowances for depreciation and
       amortization (deduction) ................    (123,672)    (107,106)
                                                    --------     --------
                 NET PROPERTY, PLANT AND
                    EQUIPMENT ..................     104,097       95,364
                                                     -------       ------
                                                   $ 355,889   $  325,486
                                                   =========   ==========

See notes to consolidated financial statements .

CONSOLIDATED BALANCE SHEETS
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                                   JANUARY 3    DECEMBER 28
                                                      1998          1996
                                                      ----          ----
LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands, except share data)

CURRENT LIABILITIES:
     Accounts payable ............................ $  19,935    $  20,314
     Employee compensation .......................     5,684        5,932
     Profit sharing ..............................     8,858        7,645
     Anticipated warranty costs ..................     5,200        4,500
     Accrued insurance obligations ...............    13,836       14,286
     Other accrued expenses ......................    22,003       16,626
     Income taxes ................................     1,586          766
     Current maturities of long-term obligations .     1,070        1,113
                                                   ---------    ---------
                  TOTAL CURRENT LIABILITIES ......    78,172       71,182

LONG-TERM OBLIGATIONS ............................    27,929       45,027

DEFERRED INCOME TAXES ............................     6,354        8,952

SHAREHOLDERS' EQUITY:
     Preferred stock, $0.10 par value
       Authorized shares: 5,000,000
       Issued and outstanding shares: None
     Common stock, $0.10 par value
       Authorized shares: 50,000,000
       Issued shares:
       1997- 37,951,901; 1996-37,351,160 .........     3,795        2,862
     Additional capital ..........................    44,606       37,112
     Retained earnings ...........................   233,637      207,064
     Cumulative translation adjustments ..........      (617)         346
     Treasury stock at cost
            (1,923,142 shares in 1997 and
             2,417,247 shares in 1996) ...........   (37,987)     (47,059)
                                                   ---------    ---------
                  TOTAL SHAREHOLDERS' EQUITY .....   243,434      200,325
                                                   ---------    ---------
                                                   $ 355,889    $ 325,486
                                                   =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF EARNINGS
BALDOR ELECTRIC COMPANY AND AFFILIATES


                                                    YEARS ENDED
                                      ----------------------------------------
                                        JANUARY 3    DECEMBER 28    DECEMBER 30
                                           1998           1996          1995
                                           ----           ----          ----
(In thousands, except share data)

Net sales .........................   $   557,940   $   502,875   $   473,103
Other income, net .................         1,843         2,497         2,596
                                            -----         -----         -----
                                          559,783       505,372       475,699
Costs and expenses:
   Cost of goods sold .............       389,711       353,345       334,306
   Selling and administrative .....        93,455        84,522        80,019
   Profit sharing .................         8,858         7,645         7,168
   Interest .......................         2,124         2,668         1,260
                                            -----         -----         -----
                                          494,148       448,180       422,753
Earnings Before Income Taxes ......        65,635        57,192        52,946
Income taxes ......................        25,270        22,019        20,641
                                           ------        ------        ------
        NET EARNINGS ..............   $    40,365   $    35,173   $    32,305
                                      ===========   ===========   ===========

NET EARNINGS PER SHARE-DILUTED ....   $      1.09   $      0.97   $      0.84
                                      ===========   ===========   ===========

NET EARNINGS PER SHARE-BASIC ......   $      1.13   $      1.00   $      0.88
                                      ===========   ===========   ===========

Weighted average shares
   outstanding - diluted ..........    37,062,624    36,290,312    38,521,714
                                       ==========    ==========    ==========
Weighted average shares
  outstanding - basic .............    35,691,572    35,091,161    36,862,329
                                       ==========    ==========    ==========

See notes to consolidated financial statements

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)
BALDOR ELECTRIC COMPANY AND AFFILIATES

                                                QUARTER
                          -----------------------------------------------------
                              FIRST    SECOND      THIRD     FOURTH      TOTAL
                              -----    ------      -----     ------      -----
(In thousands,
except per share data):

1997:
  Net sales .............   $129,914   $141,929   $142,494   $143,605   $557,940
  Gross profit ..........     39,077     42,841     42,983     43,328    168,229
  Net  earnings .........      9,392     10,258     10,291     10,424     40,365
  Net  earnings per
    share-Diluted .......       0.26       0.28       0.27       0.28       1.09
 Net earnings per
    share-Basic .........       0.27       0.29       0.29       0.29       1.13

1996:
  Net sales .............   $121,553   $129,906   $125,111   $126,305   $502,875
  Gross profit ..........     35,811     38,425     37,310     37,984    149,530
  Net earnings ..........      8,327      8,971      8,733      9,142     35,173
  Net earnings per
   share-Diluted ........       0.22       0.25       0.25       0.25       0.97
  Net earnings per
    share-Basic .........       0.23       0.26       0.25       0.26       1.00

CONSOLIDATED STATEMENTS OF CASH FLOWS
BALDOR ELECTRIC COMPANY AND AFFILIATES
                                                      YEARS ENDED
                                          ------------------------------------
                                           JANUARY 3  DECEMBER 28 DECEMBER 30
                                              1998       1996        1995
                                              ----       ----        ----
In thousands)
Operating activities:
 Net earnings ...........................  $ 40,365    $ 35,173    $ 32,305
  Adjustments to reconcile net
   earnings to net cash provided by
   operating activities:
     Depreciation and amortization .......   19,337      17,277      15,583
     Deferred income taxes ...............    5,316      (1,943)     (1,979)
   Changes in operating assets
    and liabilities:
     Receivables .........................   (7,295)     (2,815)     (7,315)
     Inventories .........................   (3,181)     (8,698)    (19,591)
     Other current assets ................     (813)     (2,826)     (3,020)
     Accounts payable ....................   (1,093)      1,318         194
     Accrued expenses ....................    7,558       7,149       4,967
     Income taxes ........................      447      (1,201)       (810)
     Other, net ..........................   (2,498)        873       3,851
                                             ------         ---       -----
Net  cash  from  operating activities ....   58,143      42,561      24,185

Investing activities:
  Additions to property, plant
   and equipment .........................  (26,857)    (23,183)    (23,112)
 Marketable securities purchased .........  (14,847)    (33,315)    (50,881)
 Marketable securities sold ..............   20,839      43,910      48,987
 Acquisition of Optimised Control Ltd. ...   (7,597)
                                             ------     -------     --------
Net cash used in investing activities ....  (28,462)    (12,588)    (25,006)

Financing activities:
  Additional long-term borrowings ........               38,000
  Reduction of long-term obligations .....  (17,141)    (18,093)       (995)
  Unexpended debt proceeds ...............     (367)        353       5,641
  Dividends paid .........................  (12,958)    (10,498)     (9,416)
  Stock option plans .....................    2,410       3,902       3,065
  Common stock repurchased ...............              (42,009)
                                            -------     -------      -------
Net cash used in financing activities ....  (28,056)    (28,345)     (1,705)
                                            -------     -------      ------
Net increase (decrease) in cash and
  cash equivalents .......................    1,625       1,628      (2,526)
Beginning cash and cash equivalents ......    7,950       6,322       8,848
                                              -----       -----       -----
Ending cash and cash equivalents ......... $  9,575    $  7,950    $  6,322
                                           ========    ========    ========

 See notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BALDOR ELECTRIC COMPANY AND AFFILIATES
                                                                                               Cumulative    Treasury
                                                 Common Stock       Additional     Retained    Translation     Stock
                                              Shares      Amount      Capital      Earnings    Adjustments   (at cost)      Total
                                              ------      ------      -------      --------    -----------   ---------      -----
(In thousands, except per share amounts)
BALANCE AT DECEMBER 31, 1994 ...........      18,310    $   1,847    $  25,871    $ 160,024    $     449    $  (3,929)   $ 184,262
Stock option plans (net of shares
  exchanged) ...........................         332           47        6,605                                 (3,587)       3,065
Translation adjustments ................                                                             797                       797
Net earnings ...........................                                             32,305                                 32,305
Securities valuation adjustment,
  net of deferred taxes of $233 ........                                                364                                    364
Three-for-two common stock
  split effected in the form of
  a 50% stock dividend .................       9,228          923                      (923)
Cash dividends at $0.26
  per common share .....................                                             (9,416)                                (9,416)
                                              ------       ------       ------       ------        -----       ------      -------
BALANCE AT DECEMBER 30, 1995 ...........      27,870        2,817       32,476      182,354        1,246       (7,516)     211,377

Stock option plans (net of shares
  exchanged) ...........................         380           45        5,290                                 (1,433)       3,902
Translation adjustments ................                                                            (900)                     (900)
Net earnings ...........................                                             35,173                                 35,173
Securities valuation adjustment,
  net of deferred taxes of $11 .........                                                 35                                     35
Cash dividends at $0.30
  per  common share ....................                                            (10,498)                               (10,498)
Common stock repurchased ...............      (2,210)                                                         (42,009)     (42,009)
Contributions to benefit plans .........         160                      (654)                                 3,899        3,245
                                                 ---         ----        -----      -------      -------      -------      --------
BALANCE AT DECEMBER 28, 1996 ...........      26,200        2,862       37,112      207,064          346      (47,059)     200,325

Stock option plans (net of shares
  exchanged) ...........................         263           33        4,365                                 (1,988)       2,410
Translation adjustments ................                                                            (963)                     (963)
Net earnings ...........................                                             40,365                                 40,365
Four-for-three common stock
  split effected in the form of
  a 33% stock dividend .................       8,999          900                      (900)
Cash dividends at $0.36
  per common share .....................                                            (12,958)                               (12,958)
Contributions to benefit plans .........         115                       647                                  2,242        2,889
Acquisitions ...........................         452                     2,482                                  8,818       11,300
Miscellaneous adjustments ..............                                                 66                                     66
                                              ------     --------      -------      -------     --------      -------      -------
BALANCE AT JANUARY 3, 1998 .............      36,029    $   3,795      $44,606     $233,637    $    (617)   $ (37,987)   $ 243,434
                                              ======    =========      =======     ========    =========    =========    =========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BALDOR ELECTRIC COMPANY AND AFFILIATES
January 3, 1998



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

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31 which results in a 52- or 53- week year. Fiscal year 1997 contained 53 weeks and fiscal years 1996 and 1995 each contained 52 weeks.

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

Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method (LIFO), except for $13,882,000 in 1997 and $14,166,000 in 1996 at foreign locations, valued by the first-in, first-out method (FIFO).


Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

Long-Lived Assets: Impaired losses are recognized on long-lived assets when information indicates the carrying amount of these assets, intangibles and any goodwill related to long-lived assets will not be recovered through future operations or sale.

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

Net Earnings Per Common Share: The Company has historically reported diluted net earnings per common share. Diluted net earnings per common share is computed by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents (dilutive stock options) outstanding during the year. Basic net earnings per common share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Basic net earnings per share gives no consideration to common stock equivalents.

Stock-Based Compensation: In fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No.123 (SFAS No. 123), Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense as of the grant date or, in lieu of expense recognition under SFAS No. 123, companies may follow current guidance under Accounting Principals Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. Companies electing to remain with APB 25 accounting guidance must provide pro forma disclosures of net income and earnings per share as if the fair value based method defined in SFAS No. 123 had not been applied. The Company has elected to continue accounting for its stock-based compensation under the provisions of APB 25. As such, SFAS No. 123 did not have an effect on the Company's reported financial results for 1997.


Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $22,900,000 in 1997, $19,900,000 in 1996, and $17,200,000 in 1995.

Reclassification: The Company has reclassified the presentation of certain prior year information to be consistent with the presentation in the current year.

Comprehensive Income: In June 1997, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This statement becomes effective for fiscal year 1998 and requires companies to classify components of other comprehensive income by their nature in a financial statement and disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company's comprehensive income items are not material. Therefore, the Company does not believe adopting this statement will have a material effect.

Segment Reporting: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information. The statement requires public companies to report financial and descriptive information about their reportable operating segments. Currently, the Company has only one reportable segment; therefore, management expects the adoption of this statement in 1998 to have no material effect.

NOTE B -- LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
                                                 1997       1996
                                                 ----       ----
(In thousands)
Industrial Development Bonds:
 due through 1997 at 6.0% fixed rate
   (paid in 1997) ..........................   $         $   113
 due through 2004 at 5.29% fixed rate ......     4,515     5,030
 due through 2004 at 3.95% variable rate ...     2,300     2,300
 due through 2004 at 6.0% fixed rate .......        24        57
 due through 2009 at 7.75% fixed rate ......     2,860     3,000
 due through 2009 at 7.875% fixed rate .....     6,860     7,200
 due through 2010 at 3.95% variable rate ...     3,440     3,440
Notes payable to banks:
   due March 1, 1999 at 6.175% variable rate     9,000    25,000
                                               -------   -------
                                                28,999    46,140
 Less current maturities ...................     1,070     1,113
                                               -------   -------
                                               $27,929   $45,027
                                               =======   =======

At January 3, 1998, Industrial Development Bond proceeds of $6,757,000 are included in Other Assets. Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $10,209,000 at January 3, 1998.

Maturities of long-term obligations during each of the five fiscal years ending 2002 are: 1998--$1,070,000; 1999--$10,145,000; 2000--$1,215,000;
2001--$1,290,000; and 2002--$2,470,000. Industrial Development Bonds include capital lease obligations of $2,883,000 at January 3, 1998. Aggregate future minimum capital lease payments at January 3, 1998, are $4,641,000 including interest of 1,758,000.

Certain long-term obligations require, among other things, that the Company maintain certain financial ratios and restrict cumulative cash dividends and other distributions. Retained earnings of $21,180,000 at January 3, 1998, were unrestricted. At January 3, 1998, the Company had outstanding letters of credit totaling $6,709,000.

Interest  paid was  $3,577,000 in 1997,  $2,988,000  in 1996 and,  $1,730,000 in
1995.
The Company had lines of credit aggregating $30,000,000 available at January 3, 1998. These arrangements do not have termination dates but are reviewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing. There were no outstanding borrowings under these lines at January 3, 1998.

NOTE C -- MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments which it classifies as available-for-sale. There were no significant differences between amortized cost and estimated fair value at January 3, 1998, or December 28, 1996. Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal.

The following table presents the estimated fair value breakdown of investments by category:

                                   January 3   December 28
                                      1998          1996
                                      ----          ----
(In thousands)
Municipal debt securities .......   $ 3,858       $12,843
U.S. corporate debt securities ..     5,213         2,925
U.S. Treasury & agency securities     5,500         7,331
Other debt securities ...........       563         5,039
                                    -------       -------
                                     15,134        28,138
Less cash equivalents ...........     3,234        10,246
                                    -------       -------
                                    $11,900       $17,892
                                    =======       =======

The estimated fair value of marketable debt and equity securities at January 3, 1998, was $2,167,000 due in one year or less, $4,911,000 due in one to three years, and $4,849,000 due after three years. Because of the short-term nature of the investments, expected maturities and contractual maturities are normally the same.

NOTE D -- INCOME TAXES

The Company made income tax payments of $24,101,000 in 1997, $22,718,000 in 1996, and $21,643,000 in 1995. Income tax expense consists of the following:

                                1997        1996        1995
                              -------      ------      ------
(in thousands)
Current:    Federal .....    $ 22,879    $ 19,887    $ 19,125
            State .......       2,949       2,591       2,614
            Foreign .....         573         637         776
Deferred ................      (1,131)     (1,096)     (1,874)
                               ------      ------      ------
                             $ 25,270    $ 22,019    $ 20,641
                             ========    ========    ========

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities, and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

                                          1997        1996       1995
                                        -------      ------    -------

Statutory federal income tax rate ....... 35.0%      35.0%      35.0%
State taxes, net of federal benefit .....  2.9        3.0        3.3
Other ...................................  0.6        0.5        0.7
                                           ---        ---        ---
Effective income tax rate ............... 38.5%      38.5%      39.0%
                                          ====       ====       ====

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

At January 3, 1998, and December 28, 1996, the Company had no investments in foreign currency derivatives.


Hedging of Copper and Aluminum Requirements

The Company purchases significant amounts of copper and aluminum, key ingredients in its motor production, under short-term firm price contracts which are renegotiated annually. In order to hedge itself from exposure to price fluctuations on these two metals, the Company utilizes options and swaps for quantities of metal estimated to be used in our product in the future. Any cost is carried in Other Current Assets, net of realized gains deferred, and is amortized to Cost of Goods Sold over the period that the metal is used.

The net unamortized costs with respect to the Company's metal hedging programs were not material at January 3, 1998, and December 28, 1996.


NOTE F -- SHAREHOLDERS' EQUITY

On November 13, 1997, the Company's Board of Directors authorized a four-for-three stock split effected in the form of a 33% stock dividend payable December 15, 1997, to shareholders of record on December 1, 1997. This resulted in the issuance of 8,999,078 additional shares of common stock. All per share and weighted average share amounts have been restated to reflect this stock split.

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


NOTE G -- COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $5,500,000 in 1997, $4,800,000 in 1996, and $4,300,000 in 1995. Future minimum payments for operating leases having noncancelable lease terms in excess of one year are:
1998--$2,843,000;     1999--$2,652,000;     2000--$1,958,000;    2001--$764,000,
2002--$640,000; and decline substantially thereafter.

Legal  Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. In management's opinion, the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

NOTE H -- FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

                                              1997          1996          1995
                                              ----          ----          ----
(In thousands)
Net Sales:
    United States Companies
       Domestic customers ............      $473,702      $430,014      $407,078
       Export customers ..............        38,762        30,831        25,068
                                              ------        ------        ------
                                             512,464       460,845       432,146
    Foreign Affiliates ...............        45,476        42,030        40,957
                                              ------        ------        ------
                                            $557,940      $502,875      $473,103
                                            ========      ========      ========
Earnings Before Income Taxes:
    United States Companies ..........      $ 64,710      $ 55,160      $ 51,723
     Foreign Affiliates ..............           925         2,032         1,223
                                                 ---         -----         -----
                                            $ 65,635      $ 57,192      $ 52,946
                                            ========      ========      ========
Assets:
    United States Companies ..........      $322,245      $297,496      $285,381
    Foreign Affiliates ...............        33,644        27,990        28,081
                                              ------        ------        ------
                                            $355,889      $325,486      $313,462
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

NOTE I -- STOCK PLANS

The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Incentive stock options to purchase shares at prices not less than the market value at the date of grant and non-qualified stock options to purchase shares of restricted stock equal to and less than the stock's market value at the date of grant have been granted. The grants made from each plan expire 10 years from date of grant except for grants made from the 1990 Plan which expire six years from date of grant. A summary of the Company's current stock option plans is below:

                                  PLAN
PLAN                          ADMINISTRATOR              RECIPIENTS
----                          -------------              ----------
Compensatory Plans (see note 1)
1987 (see note 3           Stock Option Committee        Employees
1989 (see note 3)          Executive Committee           Non-employee directors
1994                       Stock Option Committee        Employees
1996                       Executive Committee           Non-employee directors

Non-compensatory Plans (see note 2)
1981 (see note 3)          Board of Directors            Employees
1990                       Stock Option Committee        District Managers

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

         Under the 1996 Plan, each non-employee director is granted an annual grant consisting of a non-qualified stock option to purchase 2,160 shares at prices equal to the market value at the date of grant and a non-qualified stock option to purchase 3,240 shares at prices equal to 50% of the market value at the date of grant. These options become exercisable in five equal installments beginning on the grant's first anniversary. Related compensation expense on the options granted at 50% of market is amortized over the restriction period.

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

The pro forma information regarding net income and earnings per share required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively:

                                                     1997        1996
                                                     ----        ----
Volatility factors of the expected market
     price of the Company's common stock ......      22.4%       19.2%
Risk-free interest rates ......................       6.4%        7.9%
Dividends yields ..............................       1.7%        1.8%
Weighted-average expected option life .........    7.0 years   7.1 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The initial impact on pro forma net income and net income per share may not be representative of the compensation expense in future years when the effect of the amortization of multiple awards would be reflected in the pro forma disclosure.

A summary of the Company's stock option activity and the Company's pro forma earnings information for fiscal 1997 and fiscal 1996 follows:

                                            1997                 1996
                                    -------------------    -------------------
                                               Weighted               Weighted
                                            Average Price         Average Price
STOCK OPTION ACTIVITY                Shares   per Share     Shares   per Share
---------------------                ------   ---------     -------   ---------
Total options outstanding:
         Beginning Balance ......  2,804,114    $ 9.60     2,784,838    $ 7.27
         Granted ................    446,618     17.80       813,066     13.89
         Exercised ..............   (426,641)     5.56      (728,640)     4.94
         Canceled ...............    (58,086)    14.92       (65,151)    10.85
                                     -------                 -------
          Ending Balance ........  2,766,005     11.44     2,804,114      9.60
                                   =========               =========

Shares authorized for grant: ....  9,991,600               9,991,600
Shares exercisable: .............  1,955,856               1,811,808
Shares reserved for
   future grants: ...............  1,133,103               1,539,506

Weighted average
 remaining contractual life: ....  6.4 years               6.6 years
Weighted average fair value
 per share of options granted
  during the year
      At market price ...........               $ 6.21               $ 4.01
      At less than market .......               $10.26               $ 7.93


PRO FORMA INFORMATION (in thousands, except for earnings per share information)
-------------------------------------------------------------------------------

Pro forma net income                            $37,537         $33,989
Pro forma earnings per share                      $1.02           $0.95

Note J--EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

Baldor has historically presented diluted earnings per share in all financial reports. The presentation of financial results now includes both diluted earnings per share and basic earnings per share.

                                            1997           1996          1995
                                            ----           ----          ----
Numerator Reconciliation:
 The numerator is the same for
            diluted and basic EPS:
    Net earnings (in thousands) ......  $    40,365   $    35,173   $    32,305
                                        ===========   ===========   ===========
Denominator Reconciliation:
 The denominator for basic
              earnings per share:
    Weighted average shares ............ 35,691,572    35,091,161    36,862,329

    Effect of dilutive securities:
        Stock options ..................  1,371,052     1,199,151     1,659,385
                                          ---------     ---------     ---------
  The denominator for diluted
              earnings per share:
        Adjusted weighted
              average shares .........   37,062,624    36,290,312    38,521,714
                                         ==========    ==========    ==========

Basic earnings per share .............  $      1.13   $      1.00   $      0.88
Diluted earnings per share ...........  $      1.09   $      0.97   $      0.84

Note K--ACQUISITIONS

On April 5, 1997, Baldor Electric Company acquired Optimised Control Ltd. for cash and shares of the Company's common stock. The acquisition has been accounted for as a purchase and the results of operations of Optimised Control Ltd. have been included in the accompanying financial statements beginning April 1997. Optimised Control Ltd.'s operations are not material to the Company's results of operations in prior years. Goodwill associated with the acquisition is being amortized on a straight-line basis over 25 years.

NOTE L--SUBSEQUENT EVENTS

On March 3, 1998, the Company reached an agreement to acquire Northern Magnetics, Inc., a motor manufacturer. The financial results of operations for Northern Magnetics for the years 1997, 1996, and 1995 are not anticipated to be material to Baldor's results of operations.

                          REPORT OF ERNST & YOUNG, LLP
                              INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
BALDOR ELECTRIC COMPANY AND AFFILIATES

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 3, 1998 and December 28, 1996, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at January 3, 1998 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



/s/  Ernst & Young LLP
----------------------------------
Ernst & Young LLP
Little Rock,  Arkansas
February 3, 1998,
except for Note L,
as to which the date
is March 3, 1998

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

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Manager of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Manager of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young  LLP,  independent  certified  public  accountants,  have  audited
Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.


  /s/  R. S. Boreham, Jr.                   /s/  R. L. Qualls
-------------------------------------    -------------------------------
       R. S. Boreham, Jr.                   R. L. Qualls
       Chairman of the Board                Vice Chairman

  /s/  John McFarland                       /s/  Lloyd G. Davis
-------------------------------------     ------------------------------
       John McFarland                        Lloyd G. Davis
       President                             Executive Vice President-Finance,
                                             Chief Financial Officer,
                                             Secretary and Treasurer

                             SHAREHOLDER INFORMATION

STOCK SPLITS
Baldor Electic Company distributed a four-for-three stock split effected in the form of a 33% stock dividend on December 15, 1997. All applicable financial reports have been restated to reflect this stock split.

DIVIDEND POLICY

Baldor's dividend policy is to periodically increase dividends as earnings and financial strength warrant, but also to reinvest a major portion of earnings to help finance growth opportunities. The objective is for shareholders to obtain dividend increases over time, while also participating in the growth of the Company.

DIVIDENDS PAID

Baldor's dividend rate was increased twice in 1997. There have been ten dividend increases since the 1st quarter of 1992.

                           1997                    1996                   1995
                           ----                    ----                   ----
1st quarter               $0.08                   $0.07                  $0.06
2nd quarter                0.09                    0.07                   0.06
3rd quarter                0.09                    0.08                   0.07
4th quarter                0.10                    0.08                   0.07
                          -----                   -----                  -----
Year                      $0.36                   $0.30                  $0.26
                          =====                   =====                  =====

COMMON STOCK PRICE RANGE
                                  1997                      1996
                                  ----                      ----
                            High         Low          High       Low
                            ----         ---          ----       ---
1st quarter               19.9688     18.1875        16.7813    13.8750
2nd quarter               22.3125     18.4688        18.7500    14.2500
3rd quarter               23.8125     21.7969        16.8750    14.3438
4th quarter               23.4844     21.2500        18.5625    13.9688

SHAREHOLDERS
At January 3, 1998, there were 4,921 shareholders of record and employee shareholders through participation in the benefit plans.

INDEPENDENT AUDITORS
Ernst & Young LLP
425 West Capitol - Suite 3600
Little Rock,  Arkansas 72201

GENERAL COUNSEL
Peper, Martin, Jensen, Maichel and Hetlage
720 Olive Street
St. Louis, Missouri  63101

TICKER
The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

FORM 10-K  REPORT
Baldor's Form 10-K report is filed with the Securities and Exchange Commission. Shareholders may obtain a copy of the Form 10-K report (without charge) by contacting the Company's Investor Relations Department.

SHAREHOLDER INQUIRIES
To request additional copies of the Annual Report, or other materials and information about Baldor Electric Company, please contact us at:

          Baldor Electric  Company
          Attn:  Investor Relations
          P.O. Box 2400
          Fort Smith, Arkansas 72902
          Phone: (501) 646-4711
          Fax: (501) 648-5752
          Internet: www.baldor.com

TRANSFER AGENT AND REGISTRAR
Wachovia Bank of North Carolina, N.A.
Wachovia Shareholder Services
P.O. Box 8218
Boston, Massachusetts  02266-8218
(800) 633-4236

SHAREHOLDERS'  ANNUAL MEETING
The Company's Annual Meeting of Shareholders will be held at 10:30 a.m., Saturday, May 2, 1998, at the Holiday Inn, 700 Rogers Avenue, Fort Smith, Arkansas.