Form 10-K, Exhibit 13
period 1999-01-02
BALDOR ELECTRIC CO
filed 1999-03-26
CIK 9342

Management's Discussion and Analysis of Financial

Results of Operations
Summary
Baldor posted record sales and earnings for the seventh consecutive year. For the fiscal year 1998, a 6% increase in sales was leveraged into an 11% increase in net earnings. This leverage is attributable to improved margins through increased productivity, lowered manufacturing costs and improved quality of products and services for our customers. As announced in October 1998, the lead times at all manufacturing plants was reduced from 4 to 3 weeks, the best in the industry.

Net Sales
Baldor reached a record sales level of $589.4 million in 1998, a 6% increase over 1997 sales of $557.9 million. Sales in 1996 were $502.9 million. In 1998, sales to distributor customers increased slightly compared with sales to OEM customers. The mix of sales between distributor and OEM customers remained consistent in 1998 and 1997, at 49% distributor sales and 51% OEM sales. Baldor serves many industries and geographic regions by selling to a broad base of distributors and OEMs both domestically and in more than 60 countries around the world. No single customer accounted for more than 4% of sales in any year covered by this report. During the past two years, we saw growth in a variety of products. During 1998, Baldor introduced nearly 300 new products in response to customer feedback. Sales for 1998 and 1997 were generated without a price increase, with the exception of the increase on EPAct-related products effective after October 24, 1997. Sales of products introduced in the previous five years accounted for approximately 30% of 1998 and 1997 sales.

Net Earnings
Net earnings of $44.6 million in 1998 exceeded 1997 net earnings of $40.4 million by 11%. Net earnings in 1996 were $35.2 million. Pre-tax margins improved to 12.2% in 1998 from 11.8% in 1997 and 11.4% in 1996. Selling prices remained flat during 1998, while net earnings improved to a record level due to productivity improvements and cost reduction programs. Gross margin, operating margin and pre-tax margin improved in 1998 compared to 1997. The gross margin improved to 30.3% in 1998 from 30.2% in 1997 and 29.7% in 1996. Manufacturing costs continued to improve in 1998 compared to 1997 and 1996. Selling and administrative costs as a percent of sales improved to 16.6% in 1998 compared to 16.8% in 1997 and 1996. Baldor continues to increase its sales volumes with a corresponding decrease in selling and administrative support costs. Our tax rate improved to 38.0% in 1998 compared to 38.5% in 1997 and 1996.


International  Operations
Sales from international operations (foreign affiliates and exports) were $90.0 million in 1998, up from $84.2 million in 1997, and $72.8 million in 1996. Sales from international operations rose 6% compared to 1997. We saw strong sales increases in Mexico and Europe during 1998. Sales in Australia and the Far East continued to be weaker in 1998 and 1997. Even though foreign sales experienced only a moderate growth in 1998, foreign pre-tax earnings increased significantly in 1998 compared to 1997. The increase in foreign pre-tax earnings is a continuation of Baldor's efforts to increase productivity and improve costs on an international level.

Environmental Remediation
Management believes, based on their internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.

Year 2000
The Company's comprehensive Year 2000 initiative is being managed internally. The Company's goal is to ensure that there is no material adverse effect on operations and that transactions with customers, vendors and financial institutions will be operational in the year 2000. A new Company-wide information system that is certified by the vendor to be Year 2000 compliant was purchased in 1996. This fully integrated information reporting system was purchased to improve visibility and reaction time to customer orders, reduce lead times, support international operations, improve productivity and better manage inventory. The Company is adhering to its implementation schedule with 75% completion as of year end 1998, with the remaining scheduled for completion in mid 1999. The only product that the Company presently produces that utilizes a real-time clock and a date stamp is the Baldor SmartMotor_. This date stamp is used only for run time and fault logging. It is not used in any control function and in this capacity will function in the year 2000. The Company has evaluated other potential areas, such as vendor compliance, shop floor technology, and other infrastructure such as phone and alarm systems. These non-information systems are expected to function properly in the year 2000. The cost of addressing these systems for the year 2000 is not expected to be material. Recently, a review of vendors was completed with written verification of their compliance status. Based on the certifications received, the Year 2000 problem is not expected to have a material adverse effect on business operations with our vendors. The Company's financial institutions have provided reasonable assurance that they are Year 2000 operational. While we cannot guarantee the performance of outside parties, we will establish contingency plans, when needed, in an attempt to minimize disruptions. Based upon the procedures described and results achieved, the Company does not anticipate a materially adverse affect from the Year 2000. We will continue to monitor our vendors, customers and financial institutions for any adverse reactions to their Year 2000 compliance. If the situation arises, we will establish contingency plans to address complications.

Financial Position

Summary
Baldor's financial position continued to remain strong in 1998. We improved our financial strength by expanding research and development for new and existing products, by capital investments in our manufacturing facilities, and by making additional investments in both our employees and customers through education and training. Also in 1998, the Company initiated a stock repurchase program. Our financial strength is an important competitive advantage which provides a strong base to better serve our customers and finance future growth opportunities.

Investments
Baldor believes the investment in our employees through training and education is a key to continued success and shareholder value. Once again, this investment was recognized when we were honored for the second consecutive year in Fortune magazine's list of "100 Best Companies To Work For In America." Investments in property, plant and equipment for 1998 were $38.2 million compared to $26.9 million in 1997 and $23.1 million in 1996. The 1998 investments in property, plant and equipment were made to centralize operations, increase capacity, and improve quality and productivity. The new Fort Smith Drives Center opened in 1998 and has received ISO 9000 certification. This new Drives Center is the consolidation of three locations and has resulted in quality and service improvements for our customers at less cost. These investments helped to improve operating margin to 13.8% in 1998 from 13.4% in 1997, the best levels achieved since 1981. Baldor's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy customers' needs. In 1998, Baldor increased its investments in research and development to $25.3 million compared to $22.9 million in 1997 and $19.9 million in 1996. We also continue to make investments in our existing products for greater performance, energy efficiency improvements, and manufacturability. In 1998 and 1997, new products developed in the last five years as a result of these investments accounted for approximately 30% of the Company's total sales.

Current Liquidity
Baldor's liquidity position in 1998 improved over 1997 with an increase in working capital of 24.6% and an increase in the current ratio to 3.2. Working capital was $176.1 million at the end of 1998 compared to $141.3 million in 1997, and $146.9 million in 1996. The current ratio was 3.2 in 1998 and 2.8 in 1997. The Company also has available lines of credit to support operations.


Long-Term Debt and Shareholders' Equity
Long-term debt increased to 17.7% of total capitalization at the end of 1998 compared to 10.3% in 1997. The increase in 1998 reflects the mid-term loan funded to repurchase common stock. Baldor also refinanced certain bond issues in 1998 to lower its cost of debt. Baldor repurchased 655,700 shares of common stock during 1998 and increased dividends per share by 11% over 1997. Shareholders' equity was $264.3 million at the end of 1998 compared to $243.4 million in 1997. Return on average shareholders' equity was 17.6% in 1998 compared to 18.2% in 1997.

Dividend Policy
Dividends per share for 1998 increased 11% over 1997. There have been six dividend increases in the last five years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant, and reinvesting a major portion of earnings to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk
The Company's interest rate risk arises from its available-for-sale securities and long-term debt. Approximately 75% of the Company's securities portfolio mature within one year. Due to the short-term nature of these securities, anticipated interest rate risk is not considered material. The Company's fixed-rate debt is 61% of the total debt obligations. A one percent adverse move in interest rates would not materially affect earnings in a given year. The Company's risk to foreign currency exchange rates has historically been minimal. Foreign affiliates comprise less than 10% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates. The Company utilizes short-term swaps to hedge against the fluctuations in copper prices. The hedges are for materials to be used in production and are not speculative. A 10% adverse movement in the price of copper would not result in a material effect on earnings in a given year.

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

                                                                                   JANUARY 2      JANUARY 3
                                                                                        1999           1998
ASSETS (In thousands, except share data)                                                ----           ----
CURRENT ASSETS:   Cash and cash equivalents ................................     $    24,793    $     9,575
                  Marketable securities ....................................          13,996         11,900
                  Receivables, less allowances
                  of $4,350 and $3,525, respectively .......................          90,045         88,740
                  Inventories: Finished products ...........................          74,561         71,616
                               Work-in-process .............................          12,939         10,675
                               Raw materials ...............................          42,477         41,793
                                                                                      ------         ------
                                                                                     129,977        124,084
                  LIFO valuation adjustment (deduction) ....................         (26,170)       (27,543)
                                                                                     -------        -------
                                                                                     103,807         96,541
                  Other current and deferred tax assets ....................          23,847         12,684
                                                                                      ------         ------
                  TOTAL CURRENT ASSETS .....................................         256,488        219,440
OTHER ASSETS ...............................................................          32,301         32,352
PROPERTY, PLANT   Land and improvements ....................................           6,007          4,533
AND EQUIPMENT:    Buildings and improvements ...............................          42,283         33,227
                  Machinery and equipment ..................................         213,793        190,009
                  Allowances for depreciation and amortization
                  (deduction) ..............................................        (138,946)      (123,672)
                                                                                    --------       --------
                  Net property, plant and equipment ........................         123,137        104,097
                                                                                 $   411,926    $   355,889
                                                                                 ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT           Accounts payable .........................................     $    18,900    $    19,935
LIABILITIES:      Employee compensation ....................................           5,620          5,684
                  Profit sharing ...........................................           9,420          8,858
                  Anticipated warranty costs ...............................           5,925          5,200
                  Accrued insurance obligations ............................          15,960         13,836
                  Other accrued expenses ...................................          20,052         22,003
                  Income taxes .............................................           3,505          1,586
                  Current maturities of long-term obligations ..............             980          1,070
                                                                                         ---          -----
                  TOTAL CURRENT LIABILITIES ................................          80,362         78,172
LONG-TERM OBLIGATIONS ......................................................          57,015         27,929
DEFERRED INCOME TAXES ......................................................          10,257          6,354
SHAREHOLDERS'     Preferred stock, $0.10 par value
EQUITY:             Authorized shares: 5,000,000
                    Issued and outstanding shares:  None
                  Common stock, $0.10 par value
                    Authorized shares:  1998 - 150,000,000; 1997 - 50,000,000
                    Issued shares:  1998 - 38,409,135; 1997 - 37,951,901 ...           3,841          3,795
                  Additional capital .......................................          31,495         44,606
                  Retained earnings ........................................         264,545        233,602
                  Accumulated other comprehensive income ...................            (428)          (582)
                  Treasury stock at cost (1,732,116 shares in 1998
                  and 1,923,142 shares in 1997) ............................         (35,161)       (37,987)
                                                                                     -------        -------
                  TOTAL SHAREHOLDERS' EQUITY ...............................         264,292        243,434
                                                                                     -------        -------
                                                                                 $   411,926    $   355,889
                                                                                 ===========    ===========

See notes to consolidated financial statements.

Consolidated Statements of Earnings
Baldor Electric Company and Affiliates

                                                                            Years ended
                                                                            -----------
                                                               January 2     January 3   December 28
(In thousands, except share data)                                   1999          1998          1996
                                                                    ----          ----          ----
Net sales ................................................   $   589,406   $   557,940   $   502,875
Other income, net ........................................         2,019         1,843         2,497
                                                                   -----         -----         -----
                                                                 591,425       559,783       505,372
Costs and expenses:     Cost of goods sold ...............       410,747       389,711       353,345
                        Selling and administrative .......        97,566        93,455        84,522
                        Profit sharing ...................         9,439         8,858         7,645
                        Interest .........................         1,721         2,124         2,668
                                                                   -----         -----         -----
                                                                 519,473       494,148       448,180
Earnings before income taxes .............................        71,952        65,635        57,192
Income taxes .............................................        27,342        25,270        22,019
                                                                  ------        ------        ------
                        NET EARNINGS .....................   $    44,610   $    40,365   $    35,173
                                                             ===========   ===========   ===========
Net earnings per share-diluted ...........................   $      1.17   $      1.09   $      0.97
                                                             ===========   ===========   ===========
Net earnings per share-basic .............................   $      1.21   $      1.13   $      1.00
                                                             ===========   ===========   ===========
Weighted average shares outstanding-diluted ..............    38,067,014    37,062,624    36,290,312
                                                              ==========    ==========    ==========
Weighted average shares outstanding-basic ................    36,911,175    35,691,572    35,091,161
                                                              ==========    ==========    ==========

See notes to consolidated financial statements


Summary of Quarterly Results of Operations (unaudited)
Baldor Electric Company and Affiliates

                                                                     Quarter
                                             ----------------------------------------------------
                                                First     Second      Third     Fourth      Total
(In thousands, except per share data):          -----     ------      -----     ------      -----
1998:   Net sales .........................  $154,209   $152,083   $147,358   $135,756   $589,406
        Gross profit ......................    46,583     46,122     44,550     41,404    178,659
        Net earnings ......................    11,580     11,544     11,192     10,294     44,610
        Net earnings per share-diluted ....      0.31       0.30       0.29       0.27       1.17
        Net earnings per share-basic ......      0.32       0.31       0.30       0.28       1.21

1997:   Net sales .........................  $129,914   $141,929   $142,492   $143,605   $557,940
        Gross profit ......................    39,077     42,841     42,983     43,328    168,229
        Net earnings ......................     9,392     10,258     10,291     10,424     40,365
        Net earnings per share-diluted ....      0.26       0.28       0.27       0.28       1.09
        Net earnings per share-basic .....       0.27       0.29       0.29       0.29       1.13



Consolidated Statements of Cash Flow
Baldor Electric Company and Affiliates

                                                                                                       Years Ended
                                                                                          January 2      January 3   December 28
(In thousands)                                                                                 1999           1998          1996
                                                                                               ----           ----          ----
Operating activities:     Net earnings .............................................       $ 44,610       $ 40,365      $ 35,173
                          Adjustments     Depreciation and amortization ............         20,511         19,337        17,277
                          to reconcile    Deferred income taxes ....................          2,968          5,316        (1,943)
                          net earnings    Changes in     Receivables ...............           (931)        (7,295)       (2,815)
                          to net cash     operating      Inventories ...............         (7,312)        (3,181)       (8,698)
                          provided by     assets and     Other current assets ......         (9,851)          (813)       (2,826)
                          operating       liabilities:   Accounts payable ..........         (1,280)        (1,093)        1,318
                          activities:                    Accrued expenses ..........           (617)         7,558         7,149
                                                         Income taxes ..............          2,249            447        (1,201)
                                                         Other, net ................            191         (2,498)         (873)
                                                                                                ---         ------          ----
                          Net cash from operating activities .......................         50,538         58,143        42,561
Investing activities:     Additions to property, plant and equipment ...............        (38,210)       (26,857)      (23,183)
                          Marketable securities purchased ..........................        (17,996)       (14,847)      (33,315)
                          Marketable securities sold ...............................         15,900         20,839        43,910
                          Acquisitions .............................................            732                       (7,597)
                                                                                                ---         ------         -----
                          Net cash used in investing activities ....................        (39,574)       (28,462)      (12,588)
Financing activities:     Additional long-term borrowings                                    30,750                       38,000
                          Reduction of long-term obligations .......................         (1,754)       (17,141)      (18,093)
                          Unexpended debt proceeds .................................            466           (367)          353
                          Dividends paid ...........................................        (14,832)       (12,958)      (10,498)
                          Stock option plans .......................................          3,073          2,410         3,902
                          Common stock repurchased .................................        (13,449)                     (42,009)
                                                                                            -------         ------       -------
                          Net cash from (used in) financing activities .............          4,254        (28,056)      (28,345)
                                                                                              -----        -------       -------
Net increase in cash and cash equivalents ..........................................         15,218          1,625         1,628
Beginning cash and cash equivalents ................................................          9,575          7,950         6,322
                                                                                              -----          -----         -----
Ending cash and cash equivalents ...................................................       $ 24,793       $  9,575      $  7,950
                                                                                           ========       ========      ========

See notes to consolidated financial statements


Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

                                                                                                       Other
                                                                                                 Accumulated   Treasury
                                                                     Additional      Retained  Comprehensive      Stock
(In thousands, except per share amounts)        Shares      Amount      Capital      Earnings         Income   (at cost)      Total
                                                ------      ------      -------      --------         ------   ---------      -----
BALANCE AT DECEMBER 31, 1995                    27,870      $2,817      $32,476      $182,354        $ 1,246   $ (7,516)   $211,377
Comprehensive income
        Net earnings                                                                   35,173                                35,173
        Other comprehensive income
          Securities valuation adjustment,
          net of taxes of $22                                                                             35                     35
          Translation adjustments,
          net of taxes of $563                                                                          (900)                  (900)
                                                                                                                               ----
        Total other comprehensive income                                                                                       (865)
                                                                                                                               ----
Total comprehensive income                                                                                                 $ 34,308
                                                                                                                           ========
Stock option plans (net of shares exchanged)       380          45        5,290                                  (1,433)      3,902
Cash dividends at $0.30 per share                                                     (10,498)                              (10,498)
Common stock repurchased                        (2,210)                                                         (42,009)    (42,009)
Contributions to benefit plans                     160                     (654)                                  3,899       3,245
                                                   ---       -----         ----       -------           ----      -----       -----
BALANCE AT DECEMBER 28, 1996                    26,200       2,862       37,112       207,029            381    (47,059)    200,325
Comprehensive income
        Net earnings                                                                   40,365                                40,365
        Other comprehensive income
          Translation adjustments,
          net of taxes of $603                                                                          (963)                  (963)
                                                                                                                               ----
Total comprehensive income                                                                                                 $ 39,402
                                                                                                                           ========
Stock option plans (net of shares exchanged)       263          33        4,365                                  (1,988)      2,410
Four-for-three common stock split                8,999         900                      (900)
Cash dividends at $0.36 per share                                                    (12,958)                               (12,958)
Contributions to benefit plans                     115                      647                                   2,242       2,889
Acquisition and other                              452                    2,482           66                      8,818      11,366
                                                   ---       -----        -----           --            ----      -----      ------
BALANCE AT JANUARY 3, 1998                      36,029       3,795       44,606      233,602            (582)   (37,987)    243,434
Comprehensive income
        Net earnings                                                                  44,610                                 44,610
        Other comprehensive income
          Securities valuation adjustment,
          net of taxes of $54                                                                             87                     87
          Translation adjustments,
          net of taxes of $41                                                                             67                     67
                                                                                                                                 --
        Total other comprehensive income                                                                                        154
                                                                                                                                ---
Total comprehensive income                                                                                                 $ 48,505
                                                                                                                           ========
Stock option plans (net of shares exchanged)       355          46        5,547                                  (2,520)      3,073
Cash dividends at $0.40 per share                                                    (14,832)                               (14,832)
Common stock repurchased                          (656)                                                         (13,449)    (13,449)
Acquisition and other                              949                  (18,658)       1,165                     18,795       1,302
                                                   ---      ------      -------        -----           -----     ------       -----
BALANCE AT JANUARY 2, 1999                      36,677      $3,841      $31,495     $264,545         $  (428)  $(35,161)   $264,292
                                                ======      ======      =======     ========         =======   ========    ========

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Baldor Electric Company and Affiliates  January 2, 1999

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment which includes the design, manufacture, and sale of electric motors and drives.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation. Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31 which results in a 52- or 53-week year. Fiscal year 1998 and 1996 contained 52 weeks, while fiscal year 1997 contained 53 weeks. In 1998, the Company changed the fiscal year end of certain foreign affiliates from November 30 to December 31. The extra month was recorded as an adjustment to retained earnings.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less and are valued at cost which approximates market.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in Accumulated Other Comprehensive Income. Realized gains, realized losses, and declines in value, judged to be other-than- temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Other Income.

Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method (LIFO), except for $16,718,000 in 1998, $13,882,000 in 1997 and $14,166,000 in 1996 at foreign locations, valued by the first-in, first-out method (FIFO).


Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at January 2, 1999 and January 3, 1998.

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets, intangibles and any goodwill related to long-lived assets will not be recovered through future operations or sale.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. Baldor contributes 12% of earnings before income taxes of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $25,300,000 in 1998, $22,900,000 in 1997, and $19,900,000 in 1996.

Comprehensive Income: In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement requires companies to classify components of other comprehensive income by their nature in a financial statement and disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The effect of the adoption was not material.


Segment Reporting: In 1998, the Company adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. The statement requires public companies to report financial and descriptive information about their reportable operating segments. Currently, the Company has only one reportable segment. Therefore, adoption of SFAS No. 131 was not material.

Computer  Software Costs: In March 1998, the AICPA issued  Statement of Position
(SOP) 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use. The SOP is effective for fiscal years beginning after December 15, 1998, with early adoption encouraged. The Company adopted the SOP at the beginning of 1998. The SOP requires the capitalization of certain costs incurred with developing or obtaining software for internal-use. The effect of this accounting change did not have a material effect on the Company's results of operations.

Financial Derivatives: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement becomes effective for fiscal year 2000. The Statement will require companies to recognize all derivatives on the balance sheet at fair value. The Company's use of derivatives is minimal, and management continues to study the effects of adopting the standard and currently believes the adoption will not have a material effect.

Reclassification: The Company has reclassified the presentation of certain prior year information to be consistent with the presentation in the current year.

NOTE B  LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
(In thousands)                                                  1998      1997
Industrial Development Bonds:                                 ------    ------
 due through 2004 at 5.30% fixed rate ....................   $ 3,970   $ 4,515
 due through 2004 at 4.15% variable rate .................     2,300     2,300
 due through 2004 at 6.0% fixed rate .....................        15        24
 due through 2009 at 7.75% fixed rate (refinanced in 1998)               2,860
 due through 2009 at 7.875% fixed rate ...................     6,495     6,860
 due through 2010 at 3.15% variable rate .................     3,440     3,440
 due through 2010 at 4.10% variable rate .................     2,025
Notes payable to banks:
 due March 1, 2000 at 5.55% variable rate ................    14,750     9,000
 due October 23, 2001 at 5.07% fixed rate ................    25,000
                                                              ------    ------
                                                              57,995    28,999
Less current maturities ..................................       980     1,070
                                                                 ---     -----
                                                             $57,015   $27,929
                                                             =======   =======

At January 2, 1999, Industrial Development Bond proceeds of $6,291,000 are included in Other Assets. Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $8,882,000 at January 2, 1999.

Maturities of long-term obligations during each of the five fiscal years ending 2003 are: 1999 - $980,000; 2000 - $15,790,000; 2001 - $26,100,000; 2002 -
$2,265,000; and 2003 - $2,420,000. Industrial Development Bonds include capital lease obligations of $2,040,000 at January 2, 1999. Aggregate future minimum capital lease payments at January 2, 1999 are $3,505,000 including interest of $1,465,000.

Certain long-term obligations require, among other things, that the Company maintain certain financial ratios and restrict cumulative cash dividends and other distributions. Retained earnings of $15,204,000 at January 2, 1999, were unrestricted. At January 2, 1999, the Company had outstanding letters of credit totaling $8,733,000.

Interest paid was  $2,233,000 in 1998,  $3,577,000  in 1997,  and  $2,988,000 in
1996.

The Company had lines of credit aggregating $15,000,000 available at January 2, 1999, with no outstanding borrowings under these lines. These arrangements do not have termination dates but are reviewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing.

NOTE C  MARKETABLE  SECURITIES

Baldor currently invests in only high-quality, short-term investments which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at January 2, 1999, and January 3, 1998 are not material and are included in Other Comprehensive Income. Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal.

The following table presents the estimated fair value breakdown of investments by category:
                                  January 2      January 3
(In thousands)                         1999           1998
                                     ------         ------
Municipal debt securities .......   $19,759        $ 3,858
U.S. corporate debt securities ..    12,909          5,213
U.S. Treasury & agency securities     1,500          5,500
Other debt securities ...........     6,010            563
                                      -----            ---
                                     40,178         15,134
Less cash equivalents ...........    26,182          3,234
                                     ------          -----
                                    $13,996        $11,900
                                    =======        =======

The estimated fair value of marketable debt and equity securities at January 2, 1999, was $30,259,000 due in one year or less, $5,466,000 due in one to three years, and $4,453,000 due after three years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D  INCOME  TAXES

The Company made income tax payments of $23,694,000 in 1998, $24,101,000 in 1997, and $22,718,000 in 1996. Income tax expense consists of the following:

(In  thousands)                               1998        1997       1996
                                              ----        ----       ----
Current: Federal ........................  $20,820     $22,879    $19,887
         State ..........................    2,646       2,949      2,591
         Foreign ........................      908         573        637
Deferred: ...............................    2,968      (1,131)    (1,096)
                                             -----      ------     ------
                                           $27,342     $25,270    $22,019
                                           =======     =======    =======

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities, and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

                                          1998      1997      1996
                                          ----      ----      ----
Statutory federal income tax rate .       35.0%     35.0%     35.0%
State taxes, net of federal benefit        2.8       2.9       3.0
Other .............................        0.2       0.6       0.5
                                           ---       ---       ---
Effective income tax rate .........       38.0%     38.5%     38.5%
                                          ====      ====      ====

NOTE E FINANCIAL  DERIVATIVES
Hedging of Copper and Aluminum Requirements
The Company purchases significant amounts of copper and aluminum, key ingredients in its motor production, under short-term firm price contracts which are renegotiated annually. In order to hedge itself from exposure to price fluctuations on these two metals, the Company utilizes options and swaps for quantities of metal estimated to be used in our product in the future. Option costs are carried in Other Current Assets, net of realized gains deferred, and are amortized to Cost of Goods Sold over the period that the metal is used. Gains and losses on swaps are recorded in Cost of Goods Sold when the contracts are settled.

The net unamortized costs with respect to the Company's metal hedging programs were not material at January 2, 1999, and January 3, 1998.

NOTE F SHAREHOLDERS' EQUITY
In 1997, the Company's Board of Directors authorized a four-for-three stock split effected in the form of a 33% stock dividend. This resulted in the issuance of 8,999,078 additional shares of common stock. All per share and weighted average share amounts have been restated to reflect this stock split.

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Baldor common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of Baldor's outstanding common stock and in certain events thereafter.

NOTE G COMMITMENTS AND CONTINGENCIES
Operating Lease Commitments
The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $4,800,000 in 1998, $5,500,000 in 1997, and $4,800,000 in 1996. Future minimum payments for operating leases having noncancelable lease terms in excess of one year are:
1999 - $2,271,000; 2000 - $2,434,000; 2001 - $2,050,000; 2002 - $2,004,000; 2003
-  $1,645,000;  and decline  substantially  thereafter.

Legal  Proceedings
The Company is subject to a number of legal actions arising in the ordinary course of business. In management's opinion, the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

NOTE H FOREIGN OPERATIONS
The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)                               1998       1997       1996
                                         --------    -------   --------
Net Sales:
  United States Companies
        Domestic customers ...........   $499,390   $473,702   $430,014
        Export customers .............     41,855     38,762     30,831
                                           ------     ------     ------
                                          541,245    512,464    460,845
  Foreign Affiliates .................     48,161     45,476     42,030
                                           ------     ------     ------
                                         $589,406   $557,940   $502,875
                                         ========   ========   ========
Earnings Before Income Taxes:
        United States Companies ......   $ 69,164   $ 64,710   $ 55,160
        Foreign Affiliates ...........      2,788        925      2,032
                                            -----        ---      -----
                                         $ 71,952   $ 65,635   $ 57,192
                                         ========   ========   ========
Assets:
        United States Companies ......   $378,468   $322,245   $297,496
        Foreign Affiliates ...........     33,458     33,644     27,990
                                           ------     ------     ------
                                         $411,926   $355,889   $325,486
                                         ========   ========   ========

Assets and liabilities of foreign affiliates are translated into U. S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in the Accumulated Other Comprehensive Income in Shareholders' Equity.

NOTE I STOCK PLANS
The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Grants can and have included: (1) incentive stock options to purchase shares at prices not less than the market value at grant date, and/or (2) non-qualified stock options to purchase shares of restricted stock equal to and less than the stock's market value at grant date. Grants expire 10 years from the grant date (except for grants made from the 1990 Plan which expire six years from grant date). The 1981, 1987, and 1989 Plans have expired except for options outstanding. A summary of the Company's stock plans follows.

1990 Plan - Only non-qualified options can be granted and options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income.

1981, 1987 and 1994 Plans - Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the restriction period.

1996 Plan - Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options become exercisable in five equal installments beginning on the grant's first anniversary. Related compensation expense on the options granted at 50% of market is amortized over the restriction period.

Plan   Type               Administrator              Recipients               Status
----   ----               -------------              ----------               ------
1981   Non-compensatory   Board of Directors         Employees                Expired
1987   Compensatory       Stock Option Committee     Employees                Expired
1989   Compensatory       Executive Committee        Non-employee directors   Expired
1990   Non-compensatory   Stock Option Committee     District Managers        Active
1994   Compensatory       Stock Option Committee     Employees                Active
1996   Compensatory       Executive Committee        Non-employee directors   Active


The alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, requires the use of an option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions. Traded options have no vesting restrictions and are fully transferable. The Company's stock options have characteristics significantly different from those of traded options and the assumptions can materially affect the fair value estimate. Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.


For purposes of pro forma disclosures, net income and earnings per share required by SFAS No. 123 have been determined as if the Company had accounted for its stock options under SFAS No. 123 using the Black-Scholes model. The fair value for these options was estimated as of the grant date. The estimated fair value of the option is amortized to expense over the options' vesting periods. The initial impact on pro forma net income and net income per share may not be representative of the compensation expense in future years when the effect of the amortization of multiple awards would be reflected in the pro forma disclosure. A summary of the Company's weighted average variables, pro forma information, and stock option activity for fiscal years 1998, 1997, and 1996 follows.

                                                                       1998                       1997                       1996
                                                                       ----                       ----                       ----
Weighted Average Variables
Volatility ...................................                        16.6%                      22.4%                      19.2%
Risk-free interest rates .....................                         5.7%                       6.4%                       7.9%
Dividend yields ..............................                         1.7%                       1.7%                       1.8%
Expected option life .........................                    7.0 years                  7.0 years                  7.1 years
Remaining contractual life ...................                    6.3 years                  6.4 years                  6.6 years
Fair value per share price granted during year
     At market price .........................                     $   6.24                   $   6.21                   $   4.01
     At less than market price ...............                     $   9.31                   $  10.26                   $   7.93
Pro Forma Information
Pro forma net income (in thousands) ..........                     $ 41,602                   $ 37,537                   $ 33,989
Pro forma earnings per share .................                     $   1.10                   $   1.02                   $   0.95


Stock Option Activity                                              Weighted                   Weighted                   Weighted
                                                                    Average                    Average                    Average
                                                       Shares   Price/Share       Shares   Price/Share      Shares    Price/Share
                                                       ------   -----------       ------   -----------      ------    -----------
Total options outstanding
     Beginning Balance .......................      2,766,005       $ 11.44    2,804,114        $ 9.60    2,784,838      $   7.27
         Granted .............................        497,400         21.67      446,618         17.80      813,066         13.89
         Exercised ...........................       (459,768)         7.57     (426,641)         5.56     (728,640)         4.94
         Canceled ............................       (123,034)        17.12      (58,086)        14.92      (65,150)        10.85
                                                     --------                    -------                    -------
     Ending Balance ..........................      2,680,603         13.74    2,766,005         11.44    2,804,114          9.60
                                                    =========                  =========                  =========
Shares authorized for grant ..................     11,991,600                  9,991,600                  9,991,600
Shares exercisable ...........................      1,704,866                  1,955,856                  1,811,808
Shares reserved for future grants ............      2,745,305                  1,133,103                  1,539,506

NOTE J EARNINGS PER SHARE
The Company's presentation of financial results now includes both diluted earnings per share and basic earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all common stock equivalents. The table below details earnings per share for the years indicated:

                                                         1998          1997          1996
                                                         ----          ----          ----
Numerator Reconciliation:
  The numerator is the same for
  diluted and basic EPS:
        Net earnings (in thousands) ...........   $    44,610   $    40,365   $    35,173
                                                  ===========   ===========   ===========
Denominator Reconciliation:
  The denominator for basic earnings per share:
        Weighted average shares                    36,911,175    35,691,572    35,091,161
        Effect of dilutive securities:
             Stock options ....................     1,155,839     1,371,052     1,199,151
                                                    ---------     ---------     ---------
  The denominator for diluted
  earnings per share:
        Adjusted weighted
        average shares ........................    38,067,014    37,062,624    36,290,312
                                                   ==========    ==========    ==========
Basic Earnings Per Share ......................   $      1.21   $      1.13   $      1.00
Diluted Earnings Per Share ....................   $      1.17   $      1.09   $      0.97

NOTE K ACQUISITIONS
In 1997, the Company acquired Optimised Controls Ltd. for cash and shares of the Company's common stock. The acquisition has been accounted for as a purchase. Goodwill associated with the acquisition is being amortized on a straight-line basis over 25 years.

On March 5, 1998, the Company issued 951,000 shares of common stock for all of the outstanding stock of Northern Magnetics, Inc., a motor manufacturer. The transaction was accounted for as a pooling of interests. Northern Magnetics' results of operations in prior years was not material to the Company's financial statements. As such, prior year financial statements have not been restated.

Report of Ernst & Young LLP, Independent Auditors

Shareholders  and Board of Directors
Baldor Electric  Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 2, 1999 and January 3, 1998, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric
Company and affiliates at January 2, 1999 and January 3, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

/s/  Ernst & Young LLP
----------------------
Little Rock, Arkansas
February 3, 1999



Report of Management on Responsibility
for Financial Reporting

Baldor management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying informed judgements and estimates where appropriate.

Baldor maintains a system of internal accounting controls that provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Manager of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Manager of Audit Services, have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young  LLP,  independent  certified  public  accountants,  have  audited
Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.


/s/ R.S. Boreham, Jr.                           /s/ R.L. Qualls
--------------------                            ---------------
R. S. BOREHAM, JR.                              R. L. QUALLS
Chairman of the Board                           Vice Chairman

/s/  John McFarland                             /s/ Lloyd G. Davis
--------------------                            ------------------
    President                                  Chief Financial Officer
                                            Executive Vice President-Finance
                                                Secretary, and Treasurer

Board of Directors

Roland S. Boreham, Jr., Chairman
Chairman of the Board since 1981.
Former Chief Executive Officer.
Officer since 1961.
Director since 1961.
Chairman - Executive Committee.
Member - Nominating Committee.

R. L. Qualls, Vice Chairman
Vice Chairman of the Board since 1996.
Former Chief Executive Officer.
Officer since 1986.
Director since 1987.
Member - Executive Committee.
Member - Nominating Committee.

John A. McFarland, President
Officer since 1990.
Director since 1996.
Chairman - Nominating Committee.
Member - Executive Committee.

Jefferson W. Asher, Jr.
Independent management consultant.
Director since 1973.
Chairman - Audit Committee.

Fred C. Ballman
Former Chairman.
Former Chief Executive Officer.
Director from 1944 to 1982 and since 1992.

O. A. Baumann
The Company's manufacturer's sales
        representative in St. Louis, Missouri,
        from 1947 to 1987.
Director since 1961.

Robert J. Messey
Senior Vice President, CFO, and
        Director of Sverdrup Corporation,
a wholly owned subsidiary of Jacobi
Engineering Corp. (NYSE).
Director since 1993.
Chairman - Stock Option Committee.
Member - Audit Committee.

Robert L. Proost
Corporate Vice President, Treasurer,
        and Director of Administration of
        A.G. Edwards & Sons, Inc.
Director since 1988.
Member - Audit Committee.
Member - Stock Option Committee.

Willis J. Wheat
President Emeritus
        of Oklahoma City University.
Director since 1991.
Member - Stock Option Committee.








Page 29

Shareholder Information

Dividend policy
Baldor's dividend policy is to periodically increase dividends as earnings and financial strength warrant, but also to reinvest a major portion of earnings to help finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Dividends paid
Baldor's dividend rate for 1998 remained at $0.10 per quarter. There have been six dividend increases in the last five years.

                     1998    1997    1996
                     ----    ----    ----
1st quarter         $0.10   $0.08   $0.07
2nd quarter          0.10    0.09    0.07
3rd quarter          0.10    0.09    0.08
4th quarter          0.10    0.10    0.08
                     ----    ----    ----
Year                $0.40   $0.36   $0.30
                    =====   =====   =====

Common stock price range
                       1998                   1997
                ------------------    ------------------
                   HIGH        LOW       HIGH        LOW
1st quarter     27.1875    21.0625    19.9688    18.1875
2nd quarter     26.8750    23.0000    22.3125    18.4688
3rd quarter     26.0000    19.6250    23.8125    21.7969
4th quarter     22.0000    19.0625    23.4844    21.2500

Shareholders
At January 2, 1999, there were 5,400 shareholders of record including employee shareholders through participation in the benefit plans.


Independent auditors
Ernst & Young LLP
425 West Capitol - Suite 3600
Little Rock, Arkansas 72201

General counsel
Blackwell Sanders Peper Martin LLP
720 Olive Street - Suite 2400
St. Louis, Missouri  63101

Ticker
The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Form 10-K report
Baldor's Form 10-K report is filed with the Securities and Exchange Commission and the NYSE. Shareholders may obtain a copy of the Form 10-K report (without charge) by contacting the Company's Investor Relations Department.


Shareholder inquiries
To request additional copies of the Annual Report, or other materials and information about Baldor Electric Company, please contact us at:

Baldor Electric Company
Attn:  Investor Relations
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone:  (501) 646-4711
Fax:  (501) 648-5752
Internet:  www.baldor.com

Transfer agent and registrar
Wachovia Bank, N.A.
c/o Boston EquiServe, LP
P.O. Box 8217
Boston, Massachusetts  02266-8217
(800) 633-4236