Form 10-K, Exhibit 13
period 2000-01-01
BALDOR ELECTRIC CO
filed 2000-03-22
CIK 9342


ELEVEN YEAR SUMMARY OF FINANCIAL DATA

(In thousands, except percentages and per-share data)


                                      PER  SHARE DATA
                              ------------------------------
                                                                          PERCENT
                     COST                 DILUTED     BASIC              RETURN ON                             LONG
           NET       GOODS       NET         NET        NET               AVERAGE    SHAREHOLDERS'  TOTAL      TERM         WORKING
          SALES      SOLD     EARNINGS   EARNINGS   EARNINGS   DIVIDENDS   EQUITY       EQUITY     ASSETS   OBLIGATIONS     CAPITAL
          -----      ----     --------   --------   --------   ---------   ------       ------     ------   -----------     -------
1999    577,319    399,833     43,723       1.19       1.21       0.45      16.5%       266,109    423,941     56,305       183,956
1998    589,406    410,748     44,610       1.17       1.21       0.40      17.6%       264,292    411,926     57,015       177,126
1997    557,940    389,711     40,365       1.09       1.13       0.36      18.2%       243,434    355,889     27,929       141,268
1996    502,875    353,345     35,173       0.97       1.00       0.30      17.1%       200,325    325,486     45,027       146,975
1995    473,103    334,306     32,305       0.84       0.88       0.26      16.3%       211,377    313,462     25,255       145,069
1994    418,152    297,212     26,359       0.69       0.73       0.21      15.3%       184,262    283,155     26,303       118,550
1993    356,595    255,557     19,426       0.52       0.54       0.17      12.7%       160,539    237,950     22,474       108,601
1992    318,930    229,686     15,264       0.42       0.43       0.14      10.9%       145,226    211,941     23,209        97,343
1991    286,495    206,953     11,922       0.33       0.34       0.14       9.3%       133,663    203,277     24,376        84,740
1990    294,030    211,342     14,137       0.40       0.41       0.14      11.9%       123,932    200,694     25,299        75,306
1989    281,462    204,321     13,107       0.38       0.37       0.12      12.0%       114,301    185,474     22,543        69,788

Management's Discussion and Analysis of Financial

Results of Operations
Summary
In 1999, Baldor's sales and net earnings decreased 2% from 1998. This was the first decline in eight years. One of the factors affecting 1999 was the softening of some of the industries that we serve. Fortunately, these industries are improving, ranging from slight improvements in agriculture to significant improvements in the semiconductor equipment industry. Continuing our efforts from 1998, Baldor improved margins through increased productivity, reduced manufacturing costs and improved quality of products and services for our customers during the current year. Record operating and pre-tax margins coupled with the Company's stock repurchase program helped to increase diluted earnings per share to $1.19 from $1.17; the 8th consecutive year of increased EPS. Also during 1999, the Company raised dividends twice, from $.10 per share to $0.12. This was a 20% increase.

Net Sales
Baldor's 1999 sales were $577.3 million, down 2% from 1998 sales of $589.4 million. Sales in 1997 were $557.9 million. Over the past three years, sales to distributor and OEM customers have remained consistent at approximately 50% each. Baldor serves many industries and geographic regions by selling to a broad base of distributors and OEMs both domestically and in more than 60 countries around the world. No single customer accounted for more than 5% of sales in any year covered by this report.

During the past two years, we saw growth in a variety of products.
During 1999, based on customer demand Baldor developed more than 350 new products for introduction in 2000. Sales for 1999 were generated without a price increase from 1998.

Net Earnings
Net earnings in 1999 were $43.7 million, which declined 2% compared to 1998 earnings of $44.6 million. Net earnings in 1998 exceeded 1997 net earnings of $40.4 million by 11%. Gross margins, operating margins and pre-tax margins have continued to improve over the past three years.

Gross margin improved to 30.7% in 1999 from 30.3% in 1998 and 30.2% in 1997. Manufacturing costs continued to improve in 1999 compared to the prior two years. Selling and administrative costs as a percent of sales in 1999 was 16.7% compared to 16.6% in 1998 and 16.8% in 1997. The Company's concentration on improvements resulted in a record-breaking operating margin of 14.0% in 1999 compared to 13.8% and 13.4% in 1998 and 1997, respectively. Pre-tax margins were 12.2% for 1999 and 1998 compared to 11.8% in 1997. Our tax rate remained at 38% for 1999 and 1998 compared to 38.5% in 1997.

International Operations
Sales from international operations (foreign affiliates and exports) were $80.3 million in 1999, down from $90.0 million in 1998 and $84.2 million in 1997. Australia, Mexico and the Far East all experienced sales increases for 1999 over 1998. We experienced decreased sales in our European operations due to a weak economy and the strengthening of the US dollar against the local currency.

Foreign pre-tax earnings were $1.8 million in 1999 compared to $2.8 million in 1998 and $0.9 million in 1997. The decrease in 1999 foreign pre-tax earnings is also due to a decrease in sales from our European operations and the deterioration of the local currency. Foreign pre-tax earnings increased significantly in 1998 compared to 1997, due in part to productivity improvements and cost reductions.

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

Year 2000
The Company's comprehensive Year 2000 initiative was implemented timely and successfully with no significant problems. We did not experience any disruptions from our suppliers or financial institutions nor has any Baldor product been affected by the 2000 date. We are ready with our new Company-wide information system to improve visibility and reaction time to customer orders, reduce lead times, support international operations, improve productivity and better manage inventory for the new millennium.

Financial Position

Summary
Baldor's financial position remained strong through 1999. We maintained our financial strength by continuing research and development for new and existing products, by making capital investments in our manufacturing facilities, and by continuing to invest in both our employees and customers through education and training. The Company's 3 million-share stock repurchase program is two-thirds complete as of year-end 1999.

Our financial strength is an important competitive advantage, which provides a strong base to better serve our customers and finance future growth opportunities. Based upon our financial strength, in 1999 the Board of Directors approved two separate dividend increases totaling a 20% increase.

Condition and Results of Operations

Investments
Baldor believes the investment in our employees through training and education is a key to continued success and shareholder value. Baldor continues to be a leader not only in employee education, but also in customer training.

Investments in property, plant and equipment for 1999 were $14.3 million compared to $38.2 million in 1998 and $26.9 million in 1997. These investments in property, plant and equipment were made to centralize operations, increase capacity, and improve quality and productivity, all resulting in improved margins.

Baldor's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy customers' needs. In 1999, Baldor continued its investments in research and development of $24.9 million compared to $25.3 million in 1998 and $22.9 million in 1997. We also continue to make investments in our existing products for improved performance, increased energy efficiency, and manufacturability.

Current Liquidity
Baldor's liquidity position in 1999 remained strong compared to 1998 with an increase in working capital of 4% and a current ratio of 3.1. Working Capital was $184.0 million at year-end 1999 compared to $176.1 million at the end of 1998. Liquidity was also strengthened by cash flows from operations of $52.9 million in 1999 compared to $50.5 million in 1998. The Company also has available lines of credit to support operations, if needed.

Long-Term Debt and Shareholders' Equity
Long-term debt was 17.4% in 1999 and 17.7% in 1998 of total capitalization at the end of each year. During 1999, Baldor refinanced certain bond issues to lower its cost of debt. Baldor repurchased 1,321,000 shares of common stock during 1999. During the first quarter of 2000, the Board of Directors approved the repurchase of an additional 1.5 million shares of stock that will expire December 31, 2001. This brings the total share authorized for repurchase since September 1998 to 4.5 million. Shareholders' equity was $266.1 million at year-end 1999 compared to $264.3 million at the end of 1998. Return on average shareholders' equity was 16.5% in 1999 compared to 17.6% in 1998.

Dividend Policy
Annual dividends per share for 1999 increased 12% over 1998, which increased 11% over 1997. During 1999, the Company increased the dividend twice. There have been seven dividend increases in the last five years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant, and reinvesting a major portion of earnings to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk
The Company's interest rate risk relates from its available-for-sale securities and long-term debt. Approximately 60% of the Company's securities portfolio mature within three years. Due to the short-term nature of these securities, anticipated interest rate risk is not considered material. The Company's fixed rate debt is 50% of the total debt obligations. An adverse ten percent change in the end-of-year market rates would not materially affect earnings in a given year.

The Company's risk to foreign currency exchange rates has historically been minimal. Foreign affiliates comprise less than 10% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates.

The Company utilizes short-term swaps to hedge against the fluctuations in copper prices. The hedges are for materials to be used in production and are not speculative. A 10% adverse movement in the price of copper would not result in a material affect on earnings in a given year.

Forward-looking Statements
This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements with respect to their current views and estimates of future economic circumstances, industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. You are cautioned that actual results and experiences may differ materially from the forward-looking statements as a result of many factors, possibly including changes in economic conditions, competition, fluctuations in raw materials, and other unanticipated events and conditions.

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

                                                                        JANUARY 1        JANUARY 2
ASSETS (In thousands, except share data)                                     2000             1999
CURRENT ASSETS:
         Cash and cash equivalents ..............................   $      12,103    $      24,793
         Marketable securities ..................................          30,805           13,996
         Receivables, less allowances
         of $4,350 for both years ...............................          98,470           90,045
         Inventories:   Finished products .......................          75,351           74,561
                        Work-in-process .........................           9,728           12,939
                        Raw materials ...........................          47,677           42,477
                                                                           ------           ------
                                                                          132,756          129,977
                  LIFO valuation adjustment (deduction) .........         (26,571)         (26,170)
                                                                          -------          -------
                                                                          106,185          103,807
         Other current assets and deferred taxes ................          24,767           23,847
                                                                           ------           ------
         TOTAL CURRENT ASSETS ...................................         272,330          256,488
OTHER ASSETS ....................................................          26,809           32,301
PROPERTY, PLANT         Land and improvements ...................           5,957            6,007
AND EQUIPMENT:          Buildings and improvements ..............          43,644           42,283
                        Machinery and equipment .................         231,437          213,793
                        Allowances for depreciation and
                        amortization (deduction) ................        (156,236)        (138,946)
                                                                         --------         --------
                        Net property, plant and equipment .......         124,802          123,137
                                                                          -------          -------
                                                                    $     423,941    $     411,926
                                                                    =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT           Accounts payable ..............................   $      26,774    $      18,900
LIABILITIES:      Employee compensation .........................           6,021            5,620
                  Profit sharing ................................           9,417            9,420
                  Anticipated warranty costs ....................           5,925            5,925
                  Accrued insurance obligations .................          15,675           15,960
                  Other accrued expenses ........................          18,205           20,052
                  Income taxes ..................................           5,752            3,505
                  Current maturities of long-term obligations ...             605              980
                                                                              ---              ---
                  TOTAL CURRENT LIABILITIES .....................          88,374           80,362
LONG-TERM OBLIGATIONS ...........................................          56,305           57,015
DEFERRED INCOME TAXES ...........................................          13,153           10,257
SHAREHOLDERS' EQUITY:  Preferred stock, $0.10 par value
                         Authorized shares: 5,000,000
                         Issued and outstanding shares:  None
                       Common stock, $0.10 par value
                       Authorized shares: 150,000,000
                       Issued shares:  1999 - 38,722,508;
                         1998 - 38,409,135 ......................           3,872            3,841
                  Additional capital ............................          34,971           31,495
                  Retained earnings .............................         291,741          264,545
                  Accumulated other comprehensive income ........          (2,676)            (428)
                  Treasury stock at cost (3,130,950 shares in 1999
                  and 1,732,116 shares in 1998) .................         (61,799)         (35,161)
                                                                          -------          -------
                  TOTAL SHAREHOLDERS' EQUITY ....................         266,109          264,292
                                                                          -------          -------
                                                                    $     423,941    $     411,926
                                                                    =============    =============

See notes to consolidated financial statements.

Consolidated Statements of Earnings
Baldor Electric Company and Affiliates

                                                                              Years ended
                                                              -------------------------------------------
                                                              January 1        January 2        January 3
(In thousands, except share data)                                  2000             1999             1998
                                                                   ----             ----             ----
Net sales .........................................         $   577,319      $   589,406      $   557,940
Other income, net .................................               1,943            2,019            1,843
                                                                  -----            -----            -----
                                                                579,262          591,425          559,783
Costs and expenses:   Cost of goods sold ..........             399,833          410,747          389,711
                      Selling and administrative ..              96,671           97,566           93,455
                      Profit sharing ..............               9,445            9,439            8,858
                      Interest ....................               2,790            1,721            2,124
                                                                  -----            -----            -----
                                                                508,739          519,473          494,148
Earnings before income taxes ......................              70,523           71,952           65,635
Income taxes ......................................              26,800           27,342           25,270
                                                                 ------           ------           ------
                      NET EARNINGS ................         $    43,723      $    44,610      $    40,365
                                                            ===========      ===========      ===========
Net earnings per share-diluted ....................         $      1.19      $      1.17      $      1.09
                                                            ===========      ===========      ===========
Net earnings per share-basic ......................         $      1.21      $      1.21      $      1.13
                                                            ===========      ===========      ===========
Weighted average shares outstanding-diluted .......          36,787,349       38,067,014       37,062,624
                                                             ==========       ==========       ==========
Weighted average shares outstanding-basic .........          36,077,484       36,911,175       35,691,572
                                                             ==========       ==========       ==========

See notes to consolidated financial statements.


Summary of Quarterly Results of Operations (unaudited)
Baldor Electric Company and Affiliates

                                                                    Quarter
                                              --------------------------------------------------
(In thousands, except per share data):          First     Second     Third      Fourth      Total
1999:    Net sales .......................   $142,133   $152,130   $144,349   $138,707   $577,319
         Gross profit ....................     43,639     46,336     44,238     43,273    177,486
         Net earnings ....................     10,731     11,030     11,043     10,919     43,723
         Net earnings per share-diluted ..       0.29       0.30       0.30       0.30       1.19
         *Net earnings per share-basic ...       0.30       0.30       0.31       0.31       1.21
1998:    Net sales .......................   $154,209   $152,083   $147,358   $135,756   $589,406
         Gross profit ....................     46,583     46,122     44,550     41,404    178,659
         Net earnings ....................     11,580     11,544     11,192     10,294     44,610
         Net earnings per share-diluted ..       0.31       0.30       0.29       0.27       1.17
         Net earnings per share-basic ....       0.32       0.31       0.30       0.28       1.21

*The sum of the quarter amounts does not agree to the total for 1999, due to rounding.

Consolidated Statements of Cash Flow
Baldor Electric Company and Affiliates

                                                                                 Years ended
                                                                   ---------------------------------------
                                                                   January 1       January 2     January 3
(In thousands)                                                          2000            1999          1998
                                                                        ----            ----          ----
Operating activities:
          Net earnings ............................................  $43,723         $44,610       $40,365
          Adjustments      Depreciation and amortization ..........   20,767          20,511        19,337
          to reconcile     Deferred income taxes ..................    2,896           2,968         5,316
          net earnings     Changes in   Receivables ...............   (8,425)           (931)       (7,295)
          to net cash      operating    Inventories  ..............   (2,378)         (7,312)       (3,181)
          provided by      assets and   Other current
          operating        liabilities: assets  ...................     (856)         (9,851)         (813)
          activities:                   Accounts
                                        payable ...................    7,874          (1,280)       (1,093)
                                        Accrued
                                        expenses ..................   (1,734)           (617)        7,558
                                        Income taxes ..............    2,247           2,249           447
                                        Other, net ................  (11,172)            191        (2,498)
                                                                     -------             ---        ------
         Net cash from operating activities  ......................   52,942          50,538        58,143
Investing activities:
         Additions to property, plant and equipment ...............  (14,298)        (38,210)      (26,857)
         Marketable securities purchased ..........................  (35,052)        (17,996)      (14,847)
         Marketable securities sold ...............................   18,243          15,900        20,839
         Acquisitions .............................................                      732        (7,597)
                                                                      ------             ---        ------
         Net cash used in investing activities ....................  (31,107)        (39,574)      (28,462)
Financing activities:
         Additional long-term borrowings ..........................    6,000          30,750
         Reduction of long-term obligations .......................   (7,085)         (1,754)      (17,141)
         Unexpended debt proceeds .................................    5,890             466          (367)
         Dividends paid ...........................................  (16,199)        (14,832)      (12,958)
         Stock option plans .......................................    2,001           3,073         2,410
         Common stock repurchased .................................  (25,132)        (13,449)
                                                                     -------         -------       -------
         Net cash from (used in) financing activities .............  (34,525)          4,254       (28,056)
                                                                     -------           -----       -------
Net increase (decrease) in cash and cash equivalents ..............  (12,690)         15,218         1,625
Beginning cash and cash equivalents ...............................   24,793           9,575         7,950
                                                                      ------           -----         -----
Ending cash and cash equivalents ..................................$  12,103       $  24,793     $   9,575
                                                                   =========       =========     =========

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

                                                                                                    Other
                                                                                              Accumulated     Treasury
                                                    Common Stock    Additional     Retained Comprehensive        Stock
(In thousands, except per share amounts)          Shares     Amount    Capital     Earnings        Income     (at cost)       Total
----------------------------------------          ------     ------    -------     --------        ------     ---------       -----
BALANCE AT DECEMBER 29, 1996 ..................   26,200    $ 2,862  $  37,112    $ 207,029       $   381    $ (47,059)   $ 200,325
Comprehensive income
         Net earnings .........................                                      40,365                                  40,365
         Other comprehensive income
                  Translation adjustments,
net of taxes of $603 ..........................                                                      (963)                     (963)
Total comprehensive income ....................                                                                           $  39,402
Stock option plans (net of shares exchanged) ..      263         33      4,365                                  (1,988)       2,410
Four-for-three common stock split .............    8,999        900                    (900)
Cash dividends at $0.36 per share .............                                     (12,958)                                (12,958)
Contributions to benefit plans ................      115                   647                                   2,242        2,889
Acquisition and other .........................      452                 2,482           66                      8,818       11,366
                                                     ---      -----      -----           --          ----        -----       ------
BALANCE AT JANUARY 3, 1998 ....................   36,029      3,795     44,606      233,602          (582)     (37,987)     243,434
Comprehensive income
         Net earnings .........................                                      44,610                                  44,610
         Other comprehensive income
           Securities valuation adjustment,
           net of taxes of $54 ................                                                        87                        87
           Translation adjustments,
           net of taxes of $41 ................                                                        67                        67
         Total other comprehensive income .....                                                                                 154
Total comprehensive income ....................                                                                           $  48,505
Stock option plans (net of shares exchanged) ..      355         46      5,547                                  (2,520)       3,073
Cash dividends at $0.40 per share .............                                     (14,832)                                (14,832)
Common stock repurchased ......................     (656)                                                      (13,449)     (13,449)
Acquisition and other .........................      949               (18,658)       1,165                     18,795        1,302
                                                     ---      -----    -------        -----         -----       ------        -----
BALANCE AT JANUARY 2, 1999 ....................   36,677      3,841     31,495      264,545          (428)     (35,161)     264,292
Comprehensive income
         Net earnings .........................                                      43,723                                  43,723
         Other comprehensive income
           Securities valuation adjustment,
           net of taxes of $169 ...............                                                      (274)                     (274)
           Translation adjustments,
           net of taxes of $1,209 .............                                                    (1,974)                   (1,974)
         Total other comprehensive income .....                                                                              (2,248)
Total comprehensive income ....................                                                                           $  41,475
Stock option plans (net of shares exchanged) ..      236         31      3,476                                  (1,506)       2,001
Cash dividends at $0.45 per share .............                                     (16,199)                                (16,199)
Common stock repurchased ......................   (1,321)                                                      (25,132)     (25,132)
Other .........................................                                        (328)                                   (328)
                                                  -----      -----     ------          ----       -------      -------         ----
BALANCE AT JANUARY 1, 2000 ....................   35,592    $ 3,872  $  34,971    $ 291,741       $(2,676)   $ (61,799)   $ 266,109
                                                  ======    =======  =========    =========       =======    =========    =========

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Baldor Electric Company and Affiliates - January 1, 2000

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

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31 which results in a 52- or 53-week year. Fiscal year 1999 and 1998 contained 52 weeks, while fiscal year 1997 contained 53 weeks. In 1998, the Company changed the fiscal year end of certain foreign affiliates from November 30 to December 31. The extra month was recorded as an adjustment to retained earnings.

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

Inventories: The Company values inventories at the lower of cost or market, cost being determined principally by the last-in, first-out method (LIFO), except for $12,886,000 in 1999, $16,718,000 in 1998, and $13,882,000 in 1997 at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets and the remaining term of capital leases, respectively.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at January 1, 2000 and January 2, 1999.

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

Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $24,881,000 in 1999, $25,300,000 in 1998, and $22,900,000 in 1997.

Financial Derivatives: In June 1999, the Financial Accounting Standards Board issued SFAS No. 137 to defer the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 now becomes effective for Baldor in the first quarter of 2001. The Statement will require companies to recognize all derivatives on the balance sheet at fair value. The Company's use of derivatives is minimal, and management continues to study the effects of adopting the standard and currently believes the adoption will not have a material effect.

Reclassification: The Company has reclassified the presentation of certain prior year information to be consistent with the presentation in the current year.

NOTE B
LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
(In thousands)                                                     1999           1998
                                                                   ----           ----
Industrial Development Bonds:
    due through 2004 at 5.50% fixed rate                       $  3,395       $  3,970
    due through 2004 at 3.62% variable rate                       2,300          2,300
    due through 2004 at 6.0% fixed rate (paid off in 1999)                          15
    due through 2009 at 7.875% fixed rate (paid off in 1999)                     6,495
    due through 2010 at 3.52% variable rate                       3,440          3,440
    due through 2010 at 3.55% variable rate                       2,025          2,025
Notes payable to banks:
    due January 17, 2000 at 7.2% variable rate                    6,000
    due March 1, 2001 at 6.37% variable rate                     14,750         14,750
    due October 23, 2001 at 5.07% fixed rate                     25,000         25,000
                                                                 ------         ------
                                                                 56,910         57,995
Less current maturities                                             605            980
                                                                    ---            ---
                                                               $ 56,305       $ 57,015
                                                               ========       ========

Certain  long-term  obligations  are  collateralized  by  property,   plant  and
equipment with a net book value of $5,122,000 at January 1, 2000.

Maturities of long-term obligations during each of the five fiscal years ending 2004 are: 2000 -- $605,000; 2001 -- $46,390,000; 2002 -- $1,760,000; 2003 --
$1,880,000; 2004 and thereafter -- $6,275,000. Industrial Development Bonds include capital lease obligations of $2,025,000 at January 1, 2000. Aggregate future minimum capital lease payments at January 1, 2000 are $3,418,000 including interest of $1,393,000.


Certain long-term obligations require that the Company maintain certain financial ratios. These financial ratios were all met for 1999 and 1998. At January 1, 2000, the Company had outstanding letters of credit totaling $8,625,000.

Interest paid was  $3,117,000 in 1999,  $2,233,000  in 1998,  and  $3,577,000 in
1997.

The Company had lines of credit aggregating $16,500,000 available at January 1, 2000, with $6,000,000 borrowed under these lines at January 1, 2000. These arrangements do not have termination dates but are renewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at January 1, 2000, and January 2, 1999 are not material and are included in Other Accumulated Comprehensive Income. Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal.

The following table presents the estimated fair value breakdown of investments by category:

(In thousands)                                1999              1998
                                              ----              ----
Municipal debt securities                 $ 18,128          $ 19,759
U.S. corporate debt securities              11,183            12,909
U.S. Treasury & agency securities            8,441             1,500
Other debt securities                        1,219             6,010
                                             -----             -----
                                            38,971            40,178
Less cash equivalents                        8,166            26,182
                                             -----            ------
                                          $ 30,805          $ 13,996
                                          ========          ========

The estimated fair value of marketable debt and equity securities at January 1, 2000, was $12,088,000 due in one year or less, $10,388,000 due in one to three years, and $16,495,000 due after three years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES
The Company made income tax payments of $22,743,000 in 1999, $23,694,000 in 1998, and $24,101,000 in 1997. Income tax expense consists of the following:

(In thousands)                  1999             1998              1997
                                ----             ----              ----
Current:   Federal           $20,661          $20,820           $22,879
           State               2,690            2,646             2,949
           Foreign               553              908               573
Deferred:                      2,896            2,968            (1,131)
                               -----            -----            ------
                             $26,800          $27,342           $25,270
                             =======          =======           =======

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities, and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

                                       1999              1998             1997
Statutory federal income tax rate      35.0%             35.0%            35.0%
State taxes, net of federal benefit     2.6               2.8              2.9
Other                                   0.4               0.2              0.6
                                        ---               ---              ---
Effective income tax rate              38.0%             38.0%            38.5%
                                       ====              ====             ====

The principal components of deferred tax assets (liabilities) follow:

                                                     1999             1998
Property, plant, equipment and intangibles       $(17,666)        $(14,163)
Accrued liabilities                                 8,607            8,130
Employee compensation and benefits                  2,164            1,971
                                                    -----            -----
Total deferred tax assets (liabilities)          $ (6,895)        $ (4,062)
                                                 ========         ========

Page 24
Notes to Consolidated Financial Statements (continued)

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

The off-balance sheet fair values and net unamortized costs with respect to the Company's metal hedging programs were not material at January 1, 2000, and January 2, 1999.

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

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments
The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $4,800,000 in 1999 and 1998, and $5,500,000 in 1997. Future minimum payments for operating leases having noncancelable lease terms in excess of one year are: 2000 -- $2,417,000; 2001 -- $2,054,000; 2002 -- $1,980,000; 2003 -- $1,864,000; 2004 -- $267,000;
and decline substantially thereafter.

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

NOTE H FOREIGN  OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)                          1999            1998           1997
Net Sales:
  United States Companies
         Domestic customers         $497,039        $499,390       $473,702
         Export customers             36,981          41,855         38,762
                                      ------          ------         ------
                                     534,020         541,245        512,464
  Foreign Affiliates                  43,299          48,161         45,476
                                      ------          ------         ------
                                    $577,319        $589,406       $557,940
                                    ========        ========       ========
Earnings Before Income Taxes:
         United States Companies    $ 68,772        $ 69,164       $ 64,710
         Foreign Affiliates            1,751           2,788            925
                                       -----           -----            ---
                                    $ 70,523        $ 71,952       $ 65,635
                                    ========        ========       ========
Assets:
         United States Companies    $394,610        $378,468       $322,245
         Foreign Affiliates           29,331          33,458         33,644
                                      ------          ------         ------
                                    $423,941        $411,926       $355,889
                                    ========        ========       ========

Assets and liabilities of foreign affiliates are translated into U. S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in the Accumulated Other Comprehensive Income in Shareholders' Equity.

NOTE I STOCK PLANS

The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Grants can and have included: (1) incentive stock options to purchase shares at prices not less than the market value at grant date, and/or (2) non- qualified stock options to purchase shares of restricted stock equal to and less than the stock's market value at grant date. Grants expire 10 years from the grant date (except for grants made from the 1990 Plan which expire six years from grant date). The 1981, 1987, and 1989 Plans have expired except for options outstanding. A summary of the Company's stock plans follows.

1990 Plan -- Only non-qualified options can be granted and options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income.

1981, 1987 and 1994 Plans -- Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the restriction period.

1996 Plan -- Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options become exercisable in five equal installments beginning on the grant's first anniversary. Related compensation expense on the options granted at 50% of market is amortized over the restriction period.

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

For purposes of pro forma disclosures, net income and earnings per share required by SFAS No. 123 have been determined as if the Company had accounted for its stock options under SFAS No. 123 using the Black-Scholes model. The fair value for these options was estimated as of the grant date. The estimated fair value of the option is amortized to expense over the options' vesting periods. The initial impact on pro forma net income and net income per share may not be representative of the compensation expense in future years when the effect of the amortization of multiple awards would be reflected in the pro forma disclosure. A summary of the Company's weighted average variables, pro forma information, and stock option activity for fiscal years 1999, 1998, and 1997 follows.


                                                        1999                            1998                           1997
                                     -----------------------       -------------------------        -----------------------
Weighted Average Variables
--------------------------
Volatility                                              2.3%                           16.6%                          22.4%
Risk-free interest rates                                5.1%                            5.7%                           6.4%
Dividend yields                                         2.1%                            1.7%                           1.7%
Expected option life                               6.9 years                       7.0 years                      7.0 years
Remaining contractual life                         6.1 years                       6.3 years                      6.4 years
Fair value per share price granted during year
     At market price                                  $ 3.03                          $ 6.24                        $  6.21
     At less than market price                        $ 8.54                          $ 9.31                         $10.26

Pro Forma Information
---------------------
Pro forma net income (in thousands)                  $41,728                         $41,602                        $37,537
Pro forma earnings per share                          $ 1.14                          $ 1.10                          $1.02

Stock Option Activity                               Weighted                        Weighted                      Weighted
                                                     Average                         Average                        Average
                                        Shares   Price/Share           Shares    Price/Share          Shares    Price/Share
                                     -----------------------       -------------------------        -----------------------

Total options outstanding
     Beginning Balance               2,680,603       $ 13.74        2,766,005        $ 11.44       2,804,114        $  9.60
         Granted                       414,250         17.27          497,400          21.67         446,618          17.80
         Exercised                    (313,373)         8.12         (459,768)          7.57        (426,641)          5.56
         Canceled                      (70,663)        20.25         (123,034)         17.12         (58,086)         14.92
                                       -------                       --------                        -------
     Ending Balance                  2,710,817         14.85        2,680,603          13.74       2,766,005          11.44
                                     =========                      =========                      =========
Shares authorized for grant         11,991,600                     11,991,600                      9,991,600
Shares exercisable                   2,029,852                      1,704,866                      1,955,856
Shares reserved for future grants    2,403,253                      2,745,305                      1,133,103


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

Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all common stock equivalents. The table below details earnings per share for the years indicated:

                                                            1999              1998             1997
                                                            ----              ----             ----
Numerator Reconciliation:
  The numerator is the same for
diluted and basic EPS:
         Net earnings (in thousands)                    $ 43,723          $ 44,610         $ 40,365
                                                        ========          ========         ========
Denominator Reconciliation:
  The denominator for basic earnings per share:
         Weighted average shares                      36,077,484        36,911,175        35,691,572
         Effect of dilutive securities:
              Stock options                              709,865         1,155,839         1,371,052
                                                         -------         ---------         ---------
  The denominator for diluted
earnings per share:
         Adjusted weighted
         average shares                               36,787,349        38,067,014        37,062,624
                                                      ==========        ==========        ==========
Basic Earnings Per Share                                   $1.21             $1.21             $1.13
Diluted Earnings Per Share                                 $1.19             $1.17             $1.09

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

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

     We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 1, 2000 and January 2, 1999, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at January 1, 2000 and January 2, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
---------------------
Ernst & Young LLP
Little Rock, Arkansas
February 4, 2000




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

     The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services, have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

     Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

/s/ R. S. Boreham, Jr.         /s/ R. L. Qualls        /s/ John McFarland
----------------------         ----------------        ------------------
R. S. BOREHAM, JR.             R. L. QUALLS            JOHN McFARLAND
Chairman of the Board          Vice Chairman           President and
                                                       Chief Executive Officer

/s/ Lloyd G. Davis             /s/ Ronald E. Tucker
------------------             --------------------
LLOYD G. DAVIS                 RONALD E. TUCKER
Executive Vice President,      Chief Financial Officer,
Chief Operating Officer,       and Treasurer
and Secretary

Board of Directors

Roland S. Boreham, Jr., Chairman
Chairman of the Board since 1981.
Former Chief Executive Officer.
Officer since 1961.
Director since 1961.
Chairman - Executive Committee.
Member - Nominating Committee.

R. L. Qualls, Vice Chairman
Vice Chairman of the Board since 1996.
Former Chief Executive Officer.
Officer since 1986.
Director since 1987.
Member - Executive Committee.
Chairman - Nominating Committee.

John A. McFarland, President
and Chief Executive Officer
Officer since 1990.
Director since 1996.
Member - Executive Committee.
Member - Nominating Committee.

Jefferson W. Asher, Jr.
Independent management consultant.
Director since 1973.
Chairman - Audit Committee.

Fred C. Ballman
Former Chairman.
Former Chief Executive Officer.
Director from 1944 to 1982 and since 1992.

O. A. Baumann
The Company's manufacturer's sales
  representative in St. Louis, Missouri,
  from 1947 to 1987.
Director since 1961.

Richard E. Jaudes
Partner, Thompson Coburn LLP,
         Attorneys at Law
Director since 1999.
Member - Stock Option Committee.

Robert J. Messey
Vice President, Financial Services,
    Sverdrup  Corporation, a wholly
    owned subsidiary of Jacobs
    Engineering Group (NYSE).
Director since 1993.
Chairman - Stock Option Committee.
Member - Audit Committee.

Robert L. Proost
Corporate Vice President,
         Chief Financial Officer, and
         Director of Administration of
         A.G. Edwards & Sons, Inc.
Director since 1988.
Member - Audit Committee.
Member - Stock Option Committee.



Officers
Randy L. Colip
Vice President - Sales
Officer since 1997.

Charles H. Cramer
Vice President - Personnel
Officer since 1984.

Lloyd G. Davis
Executive Vice President,
Chief Operating Officer and Secretary
Officer since 1992.

Gene J. Hagedorn
Vice President - Materials
Officer since 1994.

Eddie L. Holderfield, Sr.
Vice President - Fort Smith
Motor Manufacturing
Officer since 1999.

James R. Kimzey
Executive Vice President - Research
and Reliability
Officer since 1984.

John L. Peeples, III
Vice President - International
Officer since 1998.

Jerry D. Peerbolte
Vice President - Marketing
Officer since 1990.

Ronald E. Tucker
Chief Financial Officer
and Treasurer
Officer since 1997.

Randal G. Waltman
Vice President - Motor Engineering
and Operations
Officer since 1997.

Dividend policy
Baldor's dividend policy is to periodically increase dividends as earnings and financial strength warrant, but also to reinvest a major portion of earnings to help finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Dividends paid
Baldor's dividend rate increased twice in 1999. There have been 7 dividend increases in the last five years, and 14 increases in the last ten years.

                           1999              1998              1997
                           ----              ----              ----
1st quarter               $0.11             $0.10             $0.08
2nd quarter                0.11              0.10              0.09
3rd quarter                0.11              0.10              0.09
4th quarter                0.12              0.10              0.10
                           ----              ----              ----
Year                      $0.45             $0.40             $0.36
                          =====             =====             =====

Common stock price range
                             1999                               1998
                     -----------------------            ---------------------
                     HIGH             LOW               HIGH           LOW
                     ----             ---               ----           ---
1st quarter          20.5             18.875            27.1875        21.0625
2nd quarter          21.6875          18.25             26.8750        23.0000
3rd quarter          20.25            17.25             26.0000        19.6250
4th quarter          20.5             17.00             22.0000        19.0625

Shareholders

At January 1, 2000, there were 5,842 shareholders of record including employee shareholders through participation in the benefit plans.



Independent auditors

Ernst & Young LLP
425 West Capitol - Suite 3600
Little Rock, Arkansas 72201

General counsel

Thompson Coburn LLP
1 Mercantile Center
St. Louis, Missouri  63101

Ticker

The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Form 10-K report

Baldor's Form 10-K report is filed with the Securities and Exchange Commission and the NYSE. Shareholders may obtain a copy of the Form 10-K report, including the financial statements and financial statement schedules, by written request (without charge) from the Company's Investor Relations Department at the address under shareholder inquiries.


Shareholder inquiries

To request additional copies of the Annual Report, or other materials and information about Baldor Electric Company, please contact us at:

Baldor Electric Company
Attn:  Investor Relations
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone:  (501) 646-4711
Fax:  (501) 648-5752
Internet:  www.baldor.com

Transfer agent and registrar
Continental Stock Transfer & Trust Company
2 Broadway
New York, New York  10004
(800) 509-5586