Form 10-K, Exhibit 13
period 2004-01-03
BALDOR ELECTRIC CO
filed 2004-03-18
CIK 9342

EXHIBIT 13

Eleven-Year Summary of Financial Data

	Net Sales	Cost Goods Sold	Net Earnings	Per Share Data			Percent Return On Average Equity	Shareholders’ Equity	Total Assets	Long-Term Obligations	Working Capital
				Diluted Net Earnings	Basic Net Earnings	Dividends
2003	$561,391	$409,294	$24,779	$0.74	$0.75	$0.53	9.2%	$261,488	$476,955	$79,465	$171,802
2002	549,507	396,815	23,895	0.69	0.70	0.52	8.9%	274,598	472,761	105,285	199,023
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	173,638
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	174,803
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	183,956
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	176,126
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	141,268
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	146,975
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	145,069
1994	422,714	297,212	26,359	0.69	0.73	0.21	15.3%	184,262	283,155	26,303	118,550
1993	360,195	255,557	19,426	0.52	0.54	0.17	12.7%	160,539	237,950	22,474	108,601

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Results of Operations

Summary

Gradual improvement in motor and drive product sales throughout the year and new revenues from expansion in generator markets resulted in a modest increase in consolidated net sales for the 2003 fiscal year. For the year, net sales improved 2.2% from 2002. Gross and operating margins were 27.1% and 8.2%, respectively compared to 27.8% and 8.2% a year ago. Net earnings in 2003 amounted to $24.8 million, advancing 3.7% from earnings of $23.9 million in 2002. Net earnings in 2001 were $22.4 million. Diluted earnings per share increased to $.74 in 2003 from $.69 in 2002, due in part to the repurchase of 1.5 million shares of common stock. Total dividends paid in 2003 amounted to $.53 per diluted share, up from $.52 per diluted share in 2002.

Net Sales

Net sales for 2003 were $561.4 million, rising 2.2% above 2002 net sales of $549.5 million. Sales in 2001 amounted to $557.5 million. Sales of electric motors increased slightly in 2003 and amounted to 77.5% of total product sales compared to 79.0% in 2002. Sales of drives products declined 1.4% for the year and amounted to 17.0% of total product sales in 2003 compared to 17.7% in 2002. Sales of generator products increased 68.9% during the year and comprised 5.5% of total product sales versus 3.3% in 2002. Growth in the generator market provided approximately $12 million of additional revenue in 2003 as compared to 2002. In February 2003, Baldor acquired Energy Dynamics, Inc. (EDI), a designer, assembler and marketer of industrial generator sets. These products were complementary to our existing generator product lines. The EDI acquisition, combined with continued development of new generator products, provided new opportunities in the generator markets in 2003. Baldor serves many industries and geographic regions by selling to a broad base of distributors and Original Equipment Manufacturers (OEMs) both domestically and in more than 60 countries around the world. For the years 2003, 2002, and 2001, sales to distributors and OEM customers remained at approximately 50% each. No single customer accounted for more than 5% of sales in any year covered by this report.

Gross Margin

Gross margin was 27.1% in 2003 compared to 27.8% in 2002 and 28.0% in 2001. Gross margin was impacted by two primary factors in 2003. Reductions in finished goods inventories resulted in lower absorption of fixed costs. In addition, the mix of products sold in 2003 included a 68.9% increase in generator products which currently have a lower gross margin than industrial electric motor products.

Operating Margin

Operating margin for 2003 remained unchanged from 2002 at 8.2%. Operating margin was 8.0% in 2001. Selling and administrative expenses decreased to 18.9% of net sales in 2003 from 19.5% in 2002 and 20.0% in 2001. Continued reductions in freight and warranty costs amounted to approximately .4% of net sales in 2003. Those improvements more than offset additional overhead costs, amounting to approximately $630,000 in 2003, incurred with the acquisition of Energy Dynamics, Inc.

Net Earnings

Pre-tax margin improved slightly to 7.0% for 2003 compared to 6.9% for 2002 and 6.4% in 2001. Lower outstanding debt balances and decreases in interest rates on outstanding debt resulted in a reduction in interest expense of approximately $500,000 in 2003. Increased net sales, level operating margins, and reduced interest expense combined to generate an increase in net earnings of 3.7%. The Company’s effective tax rate remained at 37.0% for 2003, consistent with 2002 and 2001.

International Operations

Sales from international operations (foreign affiliates and exports) amounted to $82.0 million in 2003, an increase of 9.6% over the $74.8 million in 2002. Sales from international operations were $78.1 million in 2001. Of the 9.6% increase, approximately 5.7% came from domestic products exported to foreign customers. The remainder was the result of sales growth from Baldor’s foreign affiliate companies.

Environmental Remediation

Management believes, based on its internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.

Financial Position

Summary

Baldor’s financial position remained strong through 2003. We continued to increase our financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities, expanding into new markets through acquisitions, and continuing to invest in both our employees’ and customers’ education and training.

Investments

Baldor believes the investment in our employees through training and education is a key to continued success and improved shareholder value. We continue to be a leader not only in employee education, but also in customer training.

Investments in property, plant and equipment amounted to $15.1 million in 2003, $10.6 million in 2002, and $19.4 million in 2001. These investments were made to centralize operations, increase capacity, and improve quality and productivity.

Baldor’s commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers’ needs. Investments in research and development amounted to $21.9 million in 2003, $22.5 million in 2002, and $24.4 million in 2001. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources

Baldor’s liquidity position remained solid in 2003. The Company had working capital of $171.8 million at January 3, 2004 and $199.0 million at December 28, 2002. The ratio of current assets to current liabilities was 2.7 to 1 at year-end 2003 compared to 3.7 to 1 at the end of fiscal year 2002. The reduction in working capital and current ratio was primarily related to the reclassification of $25 million of the Company’s outstanding long-term debt. The Company has a credit facility that expires in October 2004. While we anticipate extending or refinancing the outstanding debt and do not expect it to be a future use of cash, it has been classified as a current liability on the Company’s balance sheet at January 3, 2004. Liquidity was supported by cash flows from operations of $62.8 million in 2003, $53.6 million in 2002, and $38.3 million in 2001. There were three primary factors, other than normal balance sheet fluctuations and results of operations, that caused 2003 operating cash flows to differ from 2002. Finished goods and raw materials inventories were reduced in 2002 by $13.1 million as a result of successfully reducing manufacturing lead times on replacement of stock products to two weeks. A more normal reduction of inventories took place in 2003, amounting to $2.6 million. Accordingly, operating cash flows related to inventories were $10.5 million less in 2003 than in 2002. Improved management of accounts payable contributed to increased operating cash flows related to accounts payable of $6.8 million. Finally, income tax payments made in 2003 decreased $11.1 million as a result of overpayments made in prior years, resulting in an increase in operating cash flows. Future years’ income tax payments are expected to closely approximate liabilities.

The Company utilized a portion of its cash flows from operations to fund property, plant and equipment additions of $15.1 million in 2003 and $10.6 million in 2002. In addition, dividends were paid to shareholders amounting to $17.5 million for 2003 and $17.9 million for 2002. In 2003, the Company also funded the acquisition of Energy Dynamics, Inc. in the amount of $5.8 million and repurchased 1.5 million shares of the Company’s common stock for $26.7 million.

Total long-term debt, including amounts classified as current maturities, was $105.3 million at January 3, 2004 compared to $107.2 million at December 28, 2003. The Company’s credit agreements contain various financial covenants and the Company was in compliance with those covenants during all of the periods presented in this report. Baldor’s principal source of liquidity is operating cash flows. Accordingly, the Company is dependent primarily on continued demand for our products as well as collectability of receivables from our customers. Our broad base of customers and industries served, as well as our favorable position in the marketplace, ensure that fluctuations in a particular customer’s or industry’s business will not have a material effect on the Company’s sales or collectability of receivables. As a result, management expects that the Company’s foreseeable cash needs for operations and capital expenditures will continue to be met through operating cash flows and existing credit facilities.

The table below summarizes the Company’s contractual obligations as of January 3, 2004.

(In thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations (a)	$108,911	$28,169	$74,919	$146	$5,677
Operating lease obligations	12,723	3,776	4,338	1,720	2,889

(a)	Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at January 3, 2004. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Dividend Policy

Annual dividends amounted to $.53 per diluted share in 2003 and $.52 per diluted share in 2002 and 2001. There have been four dividend increases in the last five years and 10 increases in the last 10 years. These increases were in line with Baldor’s policy of making increases periodically, as earnings and financial strength warrant. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk

Market risks relating to the Company’s operations result primarily from changes in commodity prices, interest rates, and foreign exchange rates. To maintain stable pricing for its customers, the Company enters into various hedging transactions as described below.

The Company is a purchaser of certain commodities, primarily copper, aluminum and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

The Company’s interest rate risk is related to its available-for-sale securities and long-term debt. Due to the short-term nature of the Company’s securities portfolio, anticipated interest rate risk is not considered material. The Company’s debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. The Company does not currently utilize derivatives for managing interest rate risk, but continues to monitor changes in market interest rates.

Foreign affiliates comprise less than 5% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company’s reported results and require subjective or complex judgments by management.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Allowance for Doubtful Accounts: The Company records allowances for doubtful accounts based on customer-specific analysis, general matters such as current assessments of past due balances and economic conditions, and historical losses. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than the Company had anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The Company reviews the net realizable value of inventory on an on-going basis, with consideration given to deterioration, obsolescence and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: The Company’s self-insurance programs include primarily product liability, workers’ compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company’s claims experience and risk exposure levels for the periods being valued. Adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Long-Lived Assets and Goodwill: The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates the recoverability of goodwill and other intangible assets with indefinite lives annually or more frequently if events indicate that an asset may be impaired. The Company uses judgment when applying the impairment rules to determine when an impairment test is necessary. The Company is required to make estimates of its future cash flows related to the asset subject to review. These estimates require assumptions about demand for the Company’s products, future market conditions, technological developments, and future discount rates and growth rates.

Forward-looking Statements

This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as “outlook,” “optimistic,” “trends,” “expect(s),” “assuming,” “expectations,” “forecasted,”

“estimates,” “expected”) are based on the Company’s current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, but are not limited to, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving the operating margins of the Company, and (v) other factors including those identified in the Company’s filings made from time to time with the Securities and Exchange Commission.

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

(In thousands, except share data)	January 3 2004	December 28 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,635	$24,515
Marketable securities	36,654	27,155
Receivables, less allowances for doubtful accounts of $3,870 in 2003 and $4,031 in 2002	83,200	83,630
Inventories:
Finished products	73,668	78,044
Work in process	10,721	9,927
Raw materials	51,295	50,237

	135,684	138,208
LIFO valuation adjustment	(23,561)	(25,068)

	112,123	113,140
Prepaid expenses	3,703	4,458
Other current assets and deferred income taxes	28,578	19,806

TOTAL CURRENT ASSETS	274,893	272,704
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	6,287	6,282
Buildings and improvements	59,530	56,350
Machinery and equipment	286,629	274,314
Allowances for depreciation and amortization	(216,812)	(200,279)

NET PROPERTY, PLANT AND EQUIPMENT	135,634	136,667
OTHER ASSETS:
Goodwill	62,845	57,158
Other	3,583	6,232

TOTAL ASSETS	$476,955	$472,761

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$28,966	$25,289
Employee compensation	6,820	7,526
Profit sharing	5,436	5,279
Accrued warranty costs	6,625	6,625
Accrued insurance obligations	12,515	13,794
Dividends payable	4,595	4,438
Other accrued expenses	7,494	7,836
Income taxes payable	4,821	1,004
Current maturities of long-term obligations	25,819	1,890

TOTAL CURRENT LIABILITIES	103,091	73,681
LONG-TERM OBLIGATIONS	79,465	105,285
DEFERRED INCOME TAXES	32,911	19,197
SHAREHOLDERS’ EQUITY:
Preferred stock, $.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None
Common - Stock, $.10 par value Authorized shares: 150,000,000 Issued shares: 2003 - 40,018,261; 2002 - 39,693,091	4,002	3,969
Additional capital	53,683	48,657
Retained earnings	338,696	331,373
Accumulated other comprehensive loss	(675)	(4,880)
Treasury stock (7,188,523 shares in 2003 and 5,553,633 shares in 2002)	(134,218)	(104,521)

TOTAL SHAREHOLDERS’ EQUITY	261,488	274,598

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$476,955	$472,761

See notes to consolidated financial statements.

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

	Year Ended
(In thousands, except share data)	January 3 2004	December 28 2002	December 29 2001
Net sales	$561,391	$549,507	$557,459
Other income, net	1,960	1,383	839

	563,351	550,890	558,298
Cost and expenses:
Cost of goods sold	409,294	396,815	401,471
Selling and administrative	106,343	107,407	111,253
Profit sharing	5,436	5,285	5,136
Interest	2,949	3,454	4,906

	524,022	512,961	522,766

Earnings before income taxes	39,329	37,929	35,532
Income taxes	14,550	14,034	13,147

NET EARNINGS	$24,779	$23,895	$22,385

Net earnings per share-basic	$0.75	$0.70	$0.66

Net earnings per share-diluted	$0.74	$0.69	$0.65

Weighted average shares outstanding - basic	32,928,369	34,060,853	33,896,164

Weighted average shares outstanding - diluted	33,404,733	34,622,136	34,505,550

See notes to consolidated financial statements.

Summary of Quarterly Results of Operations (unaudited)

Baldor Electric Company and Affiliates

	Quarter
(In thousands, except per share data)	First	Second	Third	Fourth**	Total
2003:
Net sales	$137,389	$138,523	$138,980	$146,499	$561,391
Gross profit	37,380	37,760	36,826	40,131	152,097
Net earnings	6,165	5,999	6,065	6,550	24,779
Net earnings per share - basic	0.18	0.18	0.19	0.20	0.75
Net earnings per share - diluted	0.18	0.18	0.18	0.20	0.74
2002:
Net sales	$133,510	$145,176	$134,890	$135,931	$549,507
Gross profit	37,156	41,370	36,132	38,034	152,692
Net earnings	5,428	7,195	5,172	6,100	23,895
Net earnings per share - basic	0.16	0.21	0.15	0.18	0.70
*Net earnings per share - diluted	0.16	0.21	0.15	0.18	0.69

*	The sum of the quarter amounts does not agree to the total due to rounding.

**	Fourth quarter 2003 included 14 weeks. All other quarters presented included 13 weeks.

Consolidated Statements of Cash Flow

Baldor Electric Company and Affiliates

	Year ended
(In thousands)	January 3 2004	December 28 2002	December 29 2001
Operating activities:
Net earnings	$24,779	$23,895	$22,385
Adjustments to reconcile net earnings to net cash from operating activities:
(Gains) losses on sales of marketable securities	(94)	(46)	8
Depreciation	17,180	17,595	18,555
Amortization	1,659	1,410	2,124
Deferred income taxes	8,909	4,435	1,800
Changes in operating assets and liabilities:
Receivables	1,408	(448)	17,312
Inventories	2,561	13,081	(5,270)
Other current assets	(1,593)	452	1,586
Accounts payable	3,242	(3,541)	2,017
Accrued expenses and other liabilities	(2,227)	(2,590)	(6,629)
Income taxes	3,640	(934)	(6,190)
Other, net	3,307	265	(9,448)

Net cash provided by operating activities	62,771	53,574	38,250
Investing activities:
Additions to property, plant and equipment	(15,132)	(10,556)	(19,361)
Marketable securities purchased	(39,152)	(32,014)	(7,941)
Marketable securities sold	29,516	16,045	6,125
Acquisitions, net of cash acquired	(5,831)	0	(925)

Net cash used in investing activities	(30,599)	(26,525)	(22,102)
Financing activities:
Additional long-term obligations	0	14,000	65,500
Reduction of long-term obligations	(3,898)	(7,268)	(65,529)
Unexpended debt proceeds	2	3	7
Dividends paid	(17,518)	(17,931)	(17,641)
Common stock repurchased	(26,686)	0	(2,337)
Stock option plans	2,048	3,098	3,548

Net cash used in financing activities	(46,052)	(8,098)	(16,452)

Net (decrease) increase in cash and cash equivalents	(13,880)	18,951	(304)
Beginning cash and cash equivalents	24,515	5,564	5,868

Ending cash and cash equivalents	$10,635	$24,515	$5,564

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Baldor Electric Company and Affiliates

	Common Stock		Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
In thousands, except for share data	Shares	Amount
BALANCE AT DECEMBER 30, 2000	39,020	$3,902	$38,024	$320,915	$(3,866)	$(98,130)	$260,845
Comprehensive income
Net earnings				22,385			22,385
Other comprehensive income (loss)
Securities valuation adjustment, net of taxes of $37					61		61
Translation adjustments					(2,999)		(2,999)
Derivative unrealized loss, net of tax benefit of $870					(1,360)		(1,360)

Total other comprehensive income (loss)							(4,298)

Total comprehensive income							$18,087

Stock option plans (net of 120,000 shares exchanged)	391	39	6,200			(2,691)	3,548
Cash dividends at $.52 per share				(17,641)			(17,641)
Common stock repurchased (121,000 shares)						(2,337)	(2,337)
Other				(17)			(17)

BALANCE AT DECEMBER 29, 2001	39,411	$3,941	$44,224	$325,642	$(8,164)	$(103,158)	$262,485
Comprehensive income
Net earnings				23,895			23,895
Other comprehensive income
Securities valuation adjustment, net of taxes of $51					85		85
Translation adjustments					1,900		1,900
Derivative unrealized gain, net of taxes of $831					1,299		1,299

Total other comprehensive income							3,284

Total comprehensive income							$27,179

Stock option plans (net of 61,000 shares exchanged)	282	28	4,433			(1,363)	3,098
Cash dividends at $.52 per share				(17,931)			(17,931)
Other				(233)			(233)

BALANCE AT DECEMBER 28, 2002	39,693	$3,969	$48,657	$331,373	$(4,880)	$(104,521)	$274,598
Comprehensive income
Net earnings				24,779			24,779
Other comprehensive income
Securities valuation adjustment, net of taxes of $85					(145)		(145)
Translation adjustments					2,809		2,809
Derivative unrealized gain, net of taxes of $985					1,541		1,541

Total other comprehensive income							4,205

Total comprehensive income							$28,984

Stock option plans (net of 135,000 shares exchanged)	325	33	5,026			(3,011)	2,048
Cash dividends at $.53 per share				(17,518)			(17,518)
Common stock repurchased (1,500,000 shares)						(26,686)	(26,686)
Other				62			62

BALANCE AT JANUARY 3, 2004	40,018	$4,002	$53,683	$338,696	$(675)	$(134,218)	$261,488

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Baldor Electric Company and Affiliates

January 3, 2004

NOTE A

SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company’s fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2003 contained 53 weeks. Fiscal years 2002 and 2001 each contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in accumulated other comprehensive income. Realized gains, realized losses and declines in value, judged to be other than temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on historical losses and current conditions.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $16,183,000 in 2003 and $16,461,000 in 2002, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $20.4 million and $19.7 million, net of accumulated amortization, at January 3, 2004 and December 28, 2002, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years.

Fair Value of Financial Instruments: The Company’s methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at January 3, 2004 and December 28, 2002. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at January 3, 2004 and December 28, 2002, due to the short-term maturities of these instruments.

Goodwill: Goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment on an annual basis, as required under Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets.”

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets will not be recovered through future operations or sale.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company contributes 12% of pre-tax earnings of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $21,932,000 in 2003, $22,484,000 in 2002 and $24,415,000 in 2001.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged item is recognized as earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings in the period of change.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to $20,852,000 in 2003, $22,391,000 in 2002 and $22,516,000 in 2001.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note K. In accounting for these plans, the Company applies the intrinsic value method permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.

SFAS No. 123 requires pro forma disclosure of the effects on net income and earnings per share when applying the fair value method of valuing stock-based compensation. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model. For purposes of this disclosure, the estimated fair value of options is amortized over the applicable compensatory periods.

Pro Forma Information (in thousands except per share data)

2003
Net income, as reported		$24,779
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(361)

Pro forma net income		$24,418

	Basic	Diluted
Earnings per share:
Reported	$0.75	$0.74
Pro forma	$0.74	$0.73

2002
Net income, as reported		$23,895
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(581)

Pro forma net income		$23,314

	Basic	Diluted
Earnings per share:
Reported	$0.70	$0.69
Pro forma	$0.68	$0.67

2001
Net income, as reported		$22,385
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(1,079)

Pro forma net income		$21,306

	Basic	Diluted
Earnings per share:
Reported	$0.66	$0.65
Pro forma	$0.63	$0.62

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Earnings Per Share: The Company’s presentation of financial results includes both basic earnings per share and diluted earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all dilutive common stock equivalents.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in accumulated other comprehensive income (loss) in shareholders’ equity.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves for the year ended January 3, 2004, are as follows:

(In thousands)	Balance at December 28, 2002	Charges to Costs and Expense	Deductions	Balance at January 3, 2004
	$6,625	$2,700	$(2,700)	$6,625

Amounts included in selling and administrative costs amounted to $2,700,000 in 2003, $2,804,000 in 2002 and $3,296,000 in 2001.

Reclassification: Certain prior-year amounts have been reclassified to conform to 2003 financial statement presentation.

NOTE B

LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	2003	2002
Industrial Development Bonds:
Due in 2004 at variable rates ranging from 1.34% to 4.02%	$810	$2,690
Due in 2010 at variable rate of 1.35	5,465	5,465
Notes payable to banks:
Due October 23, 2004 at 4.97% fixed rate	25,000	25,000
Due March 31, 2004 at 1.92% variable rate	12,000	12,000
Due July 31, 2004 at 1.91% variable rate	15,000	15,000
Due March 13, 2005 at 1.52% variable rate	47,000	47,000
Due November 1, 2004 at 10.16% fixed rate	9	20

	105,284	107,175
Less current maturities	25,819	1,890

	$79,465	$105,285

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $3,112,000 at January 3, 2004.

Maturities of long-term obligations during the five year period ending 2008 are; 2004 - $25,819,000; 2005 - $47,000,000; 2006 - $27,000,000; 2007 - $0, 2008 and thereafter - $5,465,000.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2003 and 2002. At January 3, 2004, the Company had outstanding letters of credit totaling $7,292,000.

Interest paid was $2,878,000 in 2003, $3,312,000 in 2002 and $5,172,000 in 2001.

The Company has a note payable to bank of $47,000,000 secured by the Company’s accounts receivable. This note was renewed March 5, 2003, with a maturity date of March 13, 2005.

The Company has notes payable to banks of $15,000,000 and $12,000,000 which were renewed March 12, 2004, with maturity dates of 2006. The Company has a note payable to bank of $25,000,000 that matures October 23, 2004, which the Company expects to renew or refinance at maturity.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at January 3, 2004 and December 28, 2002, are not material and are included in accumulated other comprehensive income (loss). Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	2003	2002
Municipal debt securities	$20,678	$21,690
U.S. corporate debt securities	4,435	8,096
U.S. Treasury & agency securities	11,641	1,918
Other debt securities	3,639	14,665

	40,393	46,369
Less cash equivalents	3,739	19,214

	$36,654	$27,155

The estimated fair value of marketable debt and equity securities at January 3, 2004 was $3,739,000 due in one year or less, $22,144,000 due in one to five years, $4,124,000 due in five to ten years and $10,386,000 due after ten years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES

The Company made income tax payments of $1,818,000 in 2003, $10,174,000 in 2002 and $16,065,000 in 2001. Income tax expense consists of the following:

(In thousands)	2003	2002	2001
Current:
Federal	$3,908	$8,829	$10,398
State	1,456	1,283	1,483
Foreign	277	(513)	(534)

	5,641	9,599	11,347
Deferred:
Federal	8,418	3,837	1,558
State	491	598	242
Foreign	0	0	0

	8,909	4,435	1,800

	$14,550	$14,034	$13,147

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company’s effective income tax rate and the federal corporate statutory rate:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.3%	3.2%	2.7%
Other	(1.3%)	(1.2%)	(0.7%)

Effective income tax rate	37.0%	37.0%	37.0%

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	2003	2002
Property, plant, equipment and intangibles	$(28,098)	$(20,675)
Accrued liabilities	7,384	5,720
Derivative unrealized (gains) losses	(946)	39
Securities valuation	(22)	(107)
Employee compensation and benefits	(2,300)	850

Total deferred tax liabilities	$(23,982)	$(14,173)

NOTE E FINANCIAL DERIVATIVES

Hedging of Copper and Aluminum Requirements

Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative balances related to cash flow hedges, with a fair value of $2,426,000 recorded in other current assets at January 3, 2004 and a fair value liability of $99,000 recorded as a reduction in other current assets at December 28, 2002.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $(934,000) and $1.4 million in 2003 and 2002, respectively. The Company expects that after-tax gains, totaling approximately $1.5 million recorded in accumulated other comprehensive income (loss) at January 3, 2004, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

NOTE F SHAREHOLDERS’ EQUITY

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company’s common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in

May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company’s outstanding common stock and in certain events thereafter.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders’ equity are as follows:

	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 29, 2001	$96	$(1,360)	$(6,900)	$(8,164)
Net change 2002	85	1,299	1,900	3,284

Balance at December 28, 2002	181	(61)	(5,000)	(4,880)
Net change 2003	(145)	1,541	2,809	4,205

Balance at January 3, 2004	$36	$1,480	$(2,191)	$(675)

On February 14, 2003, the Company, pursuant to its stock repurchase plan, repurchased 1.5 million shares of its common stock for cash in the amount of $26.7 million.

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings and other equipment under operating lease agreements. Related rental expense was $6,600,000 in 2003, $5,800,000 in 2002 and $5,100,000 in 2001. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2004 - $3,776,000; 2005 - $3,122,000; 2006 - $1,216,000; 2007 - $948,000; and 2008 and thereafter - $3,661,000.

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company’s financial position, results of operations, or cash flows.

NOTE H ACQUISITIONS

On February 13, 2003, the Company acquired all of the stock of Energy Dynamics, Inc. (“EDI”) for cash in the amount of $5.8 million. EDI is a designer, assembler, and marketer of industrial generator sets. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $5.8 million. EDI’s results of operations for the year ended January 3, 2004 were not material to the Company’s consolidated financial statements. Accordingly, pro forma information has not been presented. The Company’s consolidated financial statements include the results of operations and the assets and liabilities of EDI after February 12, 2003.

NOTE I FOREIGN OPERATIONS

The Company’s foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	2003	2002	2001
Net Sales:
United States Companies
Domestic customers	$479,414	$474,729	$479,362
Export customers	40,926	36,792	38,445

	520,340	511,521	517,807
Foreign Affiliates	41,051	37,986	39,652

	$561,391	$549,507	$557,459

Earnings Before Income Taxes:
United States Companies	$39,076	$38,524	$37,220
Foreign Affiliates	253	(595)	(1,688)

	$39,329	$37,929	$35,532

Assets:
United States Companies	$457,727	$455,699	$439,445
Foreign Affiliates	19,228	17,062	18,082

	$476,955	$472,761	$457,527

NOTE J EARNINGS PER SHARE

The table below details earnings per share for the years indicated:

	2003	2002	2001
Numerator Reconciliation:
The numerator is the same for diluted and basic EPS:
Net earnings (in thousands)	$24,779	$23,895	$22,385

Denominator Reconciliation:
Weighted average shares - basic	32,928,369	34,060,853	33,896,164
Effect of dilutive securities - stock options	476,364	561,283	609,386

Weighted average shares - diluted	33,404,733	34,622,136	34,505,550

Earnings Per Share - basic	$0.75	$0.70	$0.66
Earnings Per Share - diluted	$0.74	$0.69	$0.65

NOTE K STOCK PLANS

At January 3, 2004, the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of stock equal to and less than the stock’s market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant. The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company’s stock plans follows.

1990 Plan — Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income.

1987 and 1994 Plans — Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the applicable compensatory period.

1996 and 2001 Plans — Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable. Related compensation expense on the options granted at 50% of market is amortized over the applicable compensatory period.

	1990 Plan	1997 and 1994 Plans	1989, 1996 and 2001 Plans
Type	Non-compensatory	Compensatory	Compensatory
Administrator	Stock Option Committee	Stock Option Committee	Executive Committee
Recipients	District Managers	Employees	Non-employee Directors
Status	Active	Active - 1994 Plan	Active - 2001 Plan
		Expired - 1987 Plan	Expired - 1989 & 1996 Plans

Options Outstanding at Fiscal Year-End	Granted at Market	Granted at Market	Less than Market	Granted at Market	Less than Market
Range of exercise prices	$17.06 -$27.19	$12.19 - $26.56	$6.78 - $13.91	$13.25 - $23.27	$6.63 - $11.64
Options outstanding	97,295	1,920,454	239,458	145,800	88,180
Weighted-average exercise price	$21.44	$19.03	$9.84	$20.25	$10.12
Weighted-average remaining contractual life	3.6 years	5.3 years	6.0 years	6.0 years	5.9 years
Options currently exercisable	49,295	1,476,054	234,458	145,800	88,180
Weighted-average exercise price	$22.17	$18.44	$9.82	$20.25	$10.12

A summary of the Company’s weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2003, 2002 and 2001 follows.

		2003		2002		2001
Weighted Average Variables
Volatility		2.0%		2.5%		3.5%
Risk-free interest rates		3.7%		5.0%		5.1%
Dividend yields		2.6%		2.4%		2.4%
Expected option life		6.7 years		7.6 years		6.9 years
Remaining contractual life		5.4 years		5.2 years		5.7 years

	Exercise Price	Fair Value Price	Exercise Price	Fair Value Price	Exercise Price	Fair Value Price
Per share price of options granted during year
At market price	$20.27	$1.45	$21.68	$3.08	$21.38	$2.94
At less than market price	$10.11	$4.55	$9.81	$9.04	$10.73	$8.09

	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Stock Option Activity
Total options outstanding
Beginning Balance	2,499,790	$17.26	2,601,234	$16.62	2,669,899	$15.67
Granted	421,500	18.85	233,300	19.17	398,500	19.72
Exercised	(325,170)	16.30	(281,618)	14.65	(390,945)	12.69
Canceled	(104,933)	19.13	(53,126)	19.86	(76,220)	19.86

Ending Balance	2,491,187	17.99	2,499,790	17.26	2,601,234	16.62

Shares authorized for grant	8,141,600		8,141,600		12,191,600
Shares exercisable, at year end	1,993,787	17.29	2,110,490	16.74	2,083,384	15.88
Shares reserved for future grants, at year end	1,466,348		1,793,381		1,973,555

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. The new rules on accounting for goodwill and other intangible assets became effective for the Company beginning in the first quarter of 2002. The Company’s transitional impairment test did not indicate any impairment losses. The Company’s annual tests for impairment, completed during the fourth quarters of 2003 and 2002, did not indicate any impairment losses.

Pro Forma Information (in thousands except per share data)

	2003	2002	2001
Net Income, as reported	$24,779	$23,895	$22,385
Goodwill amortization	0	0	1,120

Adjusted net income	$24,779	$23,895	$23,505

EPS - Basic:
Reported	$0.75	$0.70	$0.66
Adjusted	$0.75	$0.70	$0.69
EPS - Diluted:
Reported	$0.74	$0.69	$0.65
Adjusted	$0.74	$0.69	$0.68

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Company’s adoption of SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002 had no effect on its consolidated financial position, results of operations, or cash flows for the year ended January 3, 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, as well as amending certain other existing FASB pronouncements. In general, SFAS No. 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The Company’s adoption of SFAS No. 149 did not have a material effect on its financial position, results of operations, or cash flows for the year ended January 3, 2004.

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 3, 2004 and December 28, 2002, and the related consolidated statements of earnings, cash flows and shareholders’ equity for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note L to the consolidated financial statements, effective December 30, 2001, Baldor Electric Company changed its method of accounting for goodwill and identifiable intangible assets with indefinite lives.

\s\ Ernst & Young LLP

Fort Smith, Arkansas

January 29, 2004

Except for Note B, as to which the date is March 12, 2004

Report of Management on Responsibility for Financial Reporting

Baldor management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying informed judgments and estimates where appropriate.

Baldor maintains a system of internal accounting controls that provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

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

Ernst & Young LLP, independent certified public accountants, have audited Baldor’s financial statements. Management has made available to Ernst & Young LLP all of the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

/s/ R. S. BOREHAM, JR.

R. S. BOREHAM, JR.
Chairman of the Board

/s/ JOHN A. MCFARLAND

JOHN McFARLAND
President and Chief Executive Officer

/s/ RONALD TUCKER

RONALD E. TUCKER
Chief Financial Officer and Secretary

Dividends Paid

Baldor’s annual dividend rate for 2003 increased two percent over the 2002 rate. There have been four dividend increases in the last five years and ten increases in the last ten years.

	2003	2002	2001
1st quarter	$0.13	$0.13	$0.13
2nd quarter	0.13	0.13	0.13
3rd quarter	0.13	0.13	0.13
4th quarter	0.14	0.13	0.13

Year	$0.53	$0.52	$0.52

Common stock price range

	2003		2002
	HIGH	LOW	HIGH	LOW
1st quarter	$22.24	$17.98	$23.33	$20.25
2nd quarter	23.00	20.35	25.24	21.75
3rd quarter	22.99	19.09	25.20	17.85
4th quarter	23.29	19.65	20.86	17.30

Shareholders

At January 3, 2004, there were 4,842 shareholders of record including employee shareholders through participation in the benefit plans.

Ticker

The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.