Form 10-K, Exhibit 13
period 2005-01-01
BALDOR ELECTRIC CO
filed 2005-03-16
CIK 9342

EXHIBIT 13

Eleven-Year Summary of Financial Data

(in thousands, except per share data)

				Per Share Data			Percent Return On Average Equity
	Net Sales	Cost Goods Sold	Net Earnings	Diluted Net Earnings	Basic Net Earnings	Dividends		Shareholders’ Equity	Total Assets	Long-Term Obligations	Working Capital
2004	$648,195	$473,752	$35,052	$1.05	$1.06	$0.57	12.9%	$283,615	$501,560	$104,025	$213,145
2003	561,391	409,294	24,779	0.74	0.75	0.53	9.2%	261,488	476,955	79,465	171,802
2002	549,507	396,815	23,895	0.69	0.70	0.52	8.9%	274,598	472,761	105,285	199,023
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	173,638
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	174,803
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	183,956
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	176,126
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	141,268
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	146,975
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	145,069
1994	422,714	297,212	26,359	0.69	0.73	0.21	15.3%	184,262	283,155	26,303	118,550

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

Broad-based and consistent growth throughout 2004 resulted in record consolidated net sales for the 2004 fiscal year. For the year, net sales advanced 15.5% from 2003. Gross and operating margins were 26.9% and 9.3%, respectively, compared to 27.1% and 8.2% a year ago. Net earnings in 2004 amounted to $35.1 million, an increase of 41.4% from earnings of $24.8 million in 2003. Net earnings in 2002 were $23.9 million. Diluted earnings per share rose 41.1% to $1.05 in 2004 from $0.74 in 2003. Total dividends paid to shareholders in 2004 amounted to $0.57 per share, up from $0.53 per share in 2003.

Net Sales

Net sales for 2004 were a record $648.2 million, rising 15.5% above 2003 net sales of $561.4 million. Sales in 2002 amounted to $549.5 million. Sales of electric motors increased 13.5% in 2004 and amounted to 76.2% of total product sales compared to 77.5% in 2003. Sales of drives products were up 15.7% for the year and amounted to 17.1% of total product sales in 2004 compared to 17.0% in 2003. Sales of generator products rose 41.8% during the year and comprised 6.7% of total product sales versus 5.5% in 2003. Baldor serves many industries and geographic regions by selling to a broad base of distributors and Original Equipment Manufacturers (OEMs) both domestically and in more than 70 countries around the world. For the years 2004, 2003, and 2002, sales to distributors and OEM customers remained at approximately 50% each. No single customer accounted for more than 5% of sales in any year covered by this report.

Gross Margin

Gross margin was 26.9% in 2004 compared to 27.1% in 2003 and 27.8% in 2002. Raw material costs increased sharply during 2004. Although productivity and product design improvements and price increases mitigated much of the effects of increased copper and steel costs, gross margin suffered during the year.

Operating Margin

Operating margin for 2004 improved to 9.3% from 8.2% in 2003 and 2002. Selling and administrative expenses decreased to 17.6% of net sales in 2004 from 18.9% in 2003 and 19.5% in 2002. We continued to reduce freight and warranty cost in 2004. Together, freight and warranty costs were 0.5% of net sales lower in 2004 than in 2003. During the fourth quarter of 2004, certain contingent liablilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses of 0.2% of sales. The remainder of improvement resulted from our ability to support a 15% increase in net sales without adding fixed selling and administrative costs.

Net Earnings

Pre-tax margin improved to 8.1% for 2004 compared to 7.0% for 2003 and 6.9% in 2002. While increased materials costs had a negative effect on gross margin, efficiencies in selling and administrative costs combined with increased sales volume resulted in better pre-tax margins. Net earnings for 2004 were up 41.4% from 2003 and diluted earnings per share increased 41.1% to $1.05. During the fourth quarter of 2004, certain accrued income tax liablilities were adjusted to reflect current exposure. The resulting reduction in income tax expense amounted to approximately $2.1 million, or $0.06 per diluted share.

International Sales

International sales (foreign affiliates and exports) amounted to $101.0 million in 2004, an increase of 22.1% over the $82.8 million in 2003. International sales were $74.8 million in 2002. The majority of international sales are from products produced in the United States and exported.

Environmental Remediation

Management believes, based on its internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, cash flows, or competitive position of the Company.

Financial Position

Overview

The Company’s financial position remained strong through 2004. We continued to increase our financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities, expanding into new markets and continuing to invest in both our employees’ and customers’ education and training. Baldor believes the investment in our employees through training and education is a key to continued success and improved shareholder value.

Investments in property, plant and equipment amounted to $18.1 million in 2004, $15.1 million in 2003, and $10.6 million in 2002. These investments were made primarily to centralize operations, increase capacity, and improve quality and productivity.

The Company’s commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers’ needs. Investments in research and development amounted to $25.4 million in 2004, $21.9 million in 2003, and $22.5 million in 2002. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources

Our liquidity position remained solid in 2004. The Company had working capital of $213.1 million at January 1, 2005, and $171.8 million at January 3, 2004. The ratio of current assets to current liabilities was 3.5 to 1 at year-end 2004, compared to 2.7 to 1 at the end of fiscal year 2003. The increase in working capital and current ratio was partially related to the reclassification of $25 million of the Company’s outstanding long-term debt. The Company had a credit facility that expired in October 2004 and was classified as a current liability at January 3, 2004. The debt was refinanced in 2004 with a maturity date after January 1, 2006. Accordingly, the debt is classified as non-current at January 1, 2005.

Liquidity was supported by cash flows from operations of $31.2 million in 2004, $62.8 million in 2003 and $53.6 million in 2002. The 15.5% increase in net sales during 2004 resulted in increased investments in accounts receivable and inventories. Increases in trade accounts receivables in 2004 reduced operating cash flows by $19.3 million compared to 2003. This was a normal fluctuation with the increase in sales. The record sales volume of 2004 also resulted in increased investment in finished goods and raw materials inventories, reducing operating cash flows by $11.9 million when compared to 2003. Normal increases in accounts payable resulted in a $6.9 million increase in operating cash flows compared to 2003. Income tax payments made in 2004 increased $20.0 million over 2003. Payments made in 2003 were unusually low due to overpayments made in prior years.

The Company utilized a portion of its cash flows from operations to fund property, plant, and equipment additions of $18.1 million in 2004 and $15.1 million in 2003. In addition, dividends were paid to shareholders amounting to $19.1 million for 2004 and $17.5 million for 2003. In 2003, the Company also funded the acquisition of Energy Dynamics, Inc. in the amount of $5.8 million and repurchased 1.5 million shares of the Company’s common stock for $26.7 million.

Total long-term debt, including amounts classified as current maturities, was $104.0 million at January 1, 2005, compared to $105.3 million at January 3, 2004. The Company’s credit agreements contain various financial covenants, and the Company was in compliance with those covenants during all of the periods presented in this report.

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

The table below summarizes the Company’s contractual obligations as of January 1, 2005.

		Payments due by period
(In thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Contractual Obligations:
Long-term debt obligations (a)	$115,276	$3,423	$66,748	$42,945	$2,160
Operating lease obligations	9,803	3,579	2,115	1,206	2,903
Other Commercial Commitments:
Letters of Credit	2,257	2,257	0	0	0

(a)	Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at January 1, 2005. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Dividend Policy

Annual dividends amounted to $0.57 per share in 2004 and $0.53 per share in 2003. There have been three dividend increases in the last five years and 10 increases in the last 10 years. These increases were in line with Baldor’s policy of making increases periodically, as earnings and financial strength warrant. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk

Market risks relating to the Company’s operations result primarily from changes in commodity prices, interest rates, and foreign exchange rates. To maintain stable pricing for its customers, the Company enters into various hedging transactions as described below.

The Company is a purchaser of certain commodities, primarily copper, aluminum, and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

The Company’s interest rate risk is related to its available-for-sale securities and long-term debt. Due to the short-term nature of the Company’s securities portfolio, anticipated interest rate risk is not considered material. The Company’s debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. The Company manages its interest rate risk exposure by maintaining a mix of fixed and variable rates for debt. A 1.0% increase in variable borrowing rates would not have a material effect on the Company’s consolidated balance sheets, results of operations, or cash flows.

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

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The Company reviews the net realizable value of inventory on an on-going basis, with consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: The Company’s self-insurance programs include primarily product liability, workers’ compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company’s claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

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

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superseding APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires the Company to expense grants made under stock option plans. That cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. Upon adoption of SFAS No. 123R, amounts previously disclosed under SFAS No. 123 will be recorded in the consolidated statement of earnings. The Company is evaluating the alternatives allowed under the standard, which the Company is required to adopt beginning in the third quarter of 2005. The Company expects the annual impact of adopting FAS 123R to be a reduction of $0.01 to $0.02 per diluted share.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 (the Act) contained a provision, which allows for an 85% dividends received deduction with respect to certain dividends received from foreign subsidiaries. The Company does not expect to repatriate foreign earnings pursuant to the Act. Accordingly, the Act is not expected to have a significant effect on the Company’s consolidated financial statements.

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

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

(In thousands, except share data)	January 1 2005	January 3 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,054	$10,635
Marketable securities	32,392	36,654
Receivables, less allowances for doubtful accounts of $3,308 in 2004 and $3,870 in 2003.	101,088	83,200
Inventories:
Finished products	81,078	73,668
Work in process	12,239	10,721
Raw materials	59,732	51,295

	153,049	135,684
LIFO valuation adjustment	(31,544)	(23,561)

	121,505	112,123
Prepaid expenses	3,920	3,703
Other current assets and deferred income taxes	26,786	28,578

TOTAL CURRENT ASSETS	297,745	274,893

PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	6,126	6,287
Buildings and improvements	60,179	59,530
Machinery and equipment	303,281	286,629
Allowances for depreciation and amortization	(232,376)	(216,812)

NET PROPERTY, PLANT AND EQUIPMENT	137,210	135,634

OTHER ASSETS:
Goodwill	62,785	62,845
Other	3,820	3,583

TOTAL ASSETS	$501,560	$476,955

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$39,075	$28,966
Employee compensation	7,825	6,820
Profit sharing	6,885	5,436
Accrued warranty costs	6,335	6,625
Accrued insurance obligations	11,613	12,515
Other accrued expenses	6,037	7,494
Dividends payable	4,959	4,595
Income taxes payable	1,871	4,821
Current maturities of long-term obligations	0	25,819

TOTAL CURRENT LIABILITIES	84,600	103,091
LONG-TERM OBLIGATIONS	104,025	79,465
DEFERRED INCOME TAXES	29,320	32,911
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None
Common stock, $0.10 par value Authorized shares: 150,000,000 Issued: 2004 - 40,423,054; 2003 - 40,018,261 Outstanding: 2004 - 33,109,762; 2003 - 32,829,738	4,042	4,002
Additional capital	61,117	53,683
Retained earnings	354,696	338,696
Accumulated other comprehensive income (loss)	1,050	(675)
Treasury stock: 2004 - 7,313,292; 2003 - 7,188,523	(137,290)	(134,218)

TOTAL SHAREHOLDERS’ EQUITY	283,615	261,488

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$501,560	$476,955

See notes to consolidated financial statements.

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

	Year Ended
(In thousands, except share data)	January 1 2005	January 3 2004	December 28 2002
Net sales	$648,195	$561,391	$549,507
Other income, net	1,938	1,960	1,383

	650,133	563,351	550,890
Cost and expenses:
Cost of goods sold	473,752	409,294	396,815
Selling and administrative	113,933	106,343	107,407
Profit sharing	6,885	5,436	5,285
Interest	3,235	2,949	3,454

	597,805	524,022	512,961

Earnings before income taxes	52,328	39,329	37,929
Income taxes	17,276	14,550	14,034

NET EARNINGS	$35,052	$24,779	$23,895

Net earnings per share-basic	$1.06	$0.75	$0.70

Net earnings per share-diluted	$1.05	$0.74	$0.69

Weighted average shares outstanding-basic	32,953,382	32,928,369	34,060,853

Weighted average shares outstanding-diluted	33,485,261	33,404,733	34,622,136

See notes to consolidated financial statements.

Summary of Quarterly Results of Operations (Unaudited)

Baldor Electric Company and Affiliates

(In thousands, except per share data)

	Quarter
	First	Second	Third	Fourth**	Total
2004: Net sales	$152,823	$163,695	$168,832	$162,845	$648,195
Gross profit	42,188	44,616	44,739	42,900	174,443
Net earnings	7,439	8,472	8,731	10,410	35,052
Net earnings per share-basic	0.23	0.26	0.26	0.31	1.06
* Net earnings per share-diluted	0.22	0.25	0.26	0.31	1.05
2003: Net sales	$137,389	$138,523	$138,980	$146,499	$561,391
Gross profit	37,380	37,760	36,826	40,131	152,097
Net earnings	6,165	5,999	6,065	6,550	24,779
Net earnings per share-basic	0.18	0.18	0.19	0.20	0.75
Net earnings per share-diluted	0.18	0.18	0.18	0.20	0.74

*	The sum of the quarter amounts does not agree to the total due to rounding
**	Fourth quarter 2003 included 14 weeks. All other quarters presented included 13 weeks. Fourth quarter 2004 includes income tax adjustments of $(2.1) million and contincency reserve adjustments of $(838,000), net of tax.

Consolidated Statements of Cash Flow

Baldor Electric Company and Affiliates

	Year Ended
(In thousands)	January 1 2005	January 3 2004	December 28 2002
Operating activities:
Net earnings	$35,052	$24,779	$23,895
Adjustments to reconcile net earnings to net cash from operating activities:
Losses (gains) on sales of marketable securities	165	(94)	(46)
Depreciation	17,271	17,180	17,595
Amortization	1,872	1,659	1,410
Deferred income taxes	583	8,909	4,435
Changes in operating assets and liabilities:
Receivables	(17,888)	1,408	(448)
Inventories	(9,382)	2,561	13,081
Other current assets	235	(1,593)	452
Accounts payable	10,109	3,242	(3,541)
Accrued expenses and other liabilities	169	(2,227)	(2,590)
Income taxes	(5,709)	3,640	(934)
Other - net	(1,286)	3,307	265

Net cash from operating activities	31,191	62,771	53,574

Investing activities:
Additions to property, plant and equipment	(18,107)	(15,132)	(10,556)
Marketable securities purchased	(29,176)	(39,152)	(32,014)
Marketable securities sold	33,024	29,516	16,045
Acquisitions (net of cash acquired)	0	(5,831)	0

Net cash used in investing activities	(14,259)	(30,599)	(26,525)

Financing activities:
Additional long-term obligations	43,000	0	14,000
Reduction of long-term obligations	(44,259)	(3,898)	(7,268)
Unexpended debt proceeds	396	2	3
Dividends paid	(19,052)	(17,518)	(17,931)
Common stock repurchased	0	(26,686)	0
Stock option plans	4,402	2,048	3,098

Net cash used in financing activities	(15,513)	(46,052)	(8,098)

Net increase (decrease) in cash and cash equivalents	1,419	(13,880)	18,951
Beginning cash and cash equivalents	10,635	24,515	5,564

Ending cash and cash equivalents	$12,054	$10,635	$24,515

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Baldor Electric Company and Affiliates

	Common Stock		Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
(In thousands, except share data)	Shares	Amount
BALANCE AT DECEMBER 30, 2001	39,411	$3,941	$44,224	$325,642	$(8,164)	$(103,158)	$262,485
Comprehensive income
Net earnings				23,895			23,895
Other comprehensive income
Securities valuation adjustment, net of taxes of $51					85		85
Translation adjustments					1,900		1,900
Derivative unrealized loss, net of taxes of $831					1,299		1,299

Total other comprehensive income							3,284

Total comprehensive income							$27,179

Stock option plans (net of 60,580 shares exchanged and $509,000 tax benefit)	282	28	4,433			(1,363)	3,098
Cash dividends at $0.52 per share				(17,931)			(17,931)
Other				(233)			(233)

BALANCE AT DECEMBER 28, 2002	39,693	$3,969	$48,657	$331,373	$(4,880)	$(104,521)	$274,598
Comprehensive income
Net earnings				24,779			24,779
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $85					(145)		(145)
Translation adjustments					2,809		2,809
Derivative unrealized gain, net of taxes of $985					1,541		1,541

Total other comprehensive income							4,205

Total comprehensive income							$28,984

Stock option plans (net of 134,890 shares exchanged and $321,000 tax benefit)	325	33	5,026			(3,011)	2,048
Cash dividends at $0.53 per share				(17,518)			(17,518)
Acquisition				62			62
Common stock repurchased (1,500,000 shares)						(26,686)	(26,686)

BALANCE AT JANUARY 3, 2004	40,018	$4,002	$53,683	$338,696	$(675)	$(134,218)	$261,488
Comprehensive income
Net earnings				35,052			35,052
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $92					(157)		(157)
Translation adjustments					1,746		1,746
Derivative unrealized gain, net of taxes of $87					136		136

Total other comprehensive income							1,725

Total comprehensive income							$36,777

Stock option plans (net of 124,769 shares exchanged and $630,000 tax benefit)	405	40	7,434			(3,072)	4,402
Cash dividends at $0.57 per share				(19,052)			(19,052)

BALANCE AT JANUARY 1, 2005	40,423	$4,042	$61,117	$354,696	$1,050	$(137,290)	$283,615

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Baldor Electric Company and Affiliates

January 1, 2005

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

Fiscal Year: The Company’s fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2004 contained 52 weeks. Fiscal year 2003 contained 53 weeks, and fiscal year 2002 contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in accumulated other comprehensive income. Realized gains, realized losses, and declines in value, judged to be other than temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on historical losses and current conditions.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $16,835,000 in 2004 and $16,183,000 in 2003, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $24.8 million and $22.1 million, net of accumulated amortization, at January 1, 2005, and January 3, 2004, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years.

Fair Value of Financial Instruments: The Company’s methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at January 1, 2005, and January 3, 2004. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at January 1, 2005, and January 3, 2004, due to the short-term maturities of these instruments.

Self-Insurance Liabilities: The Company’s self-insurance programs include primarily product liability, workers’ compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company’s claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis, and more frequently if events occur or circumstances change that indicate possible impairment. The January 1, 2005, and January 3, 2004, annual impairment tests resulted in no impairments.

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

Research and Engineering: Costs associated with research, new product development, and product cost improvements are treated as expenses when incurred and amounted to approximately $25.4 million in 2004, $21.9 million in 2003, and $22.5 million in 2002.

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

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to approximately $22.8 million in 2004, $20.9 million in 2003, and $22.4 million in 2002.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note J. In accounting for these plans, the Company applies the intrinsic value method permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.

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

Pro Forma Information (In thousands except per share data)

2004
Net income, as reported		$35,052
Add: Stock-based compensation expense included in reported net income, net of tax effects		161
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		(632)

Pro forma net income		$34,581

	Basic	Diluted
Earnings per share:
Reported	$1.06	$1.05
Pro forma	$1.05	$1.03

2003
Net income, as reported		$24,779
Add: Stock-based compensation expense included in reported net income, net of tax effects		446
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		(807)

Pro forma net income		$24,418

	Basic	Diluted
Earnings per share:
Reported	$0.75	$0.74
Pro forma	$0.74	$0.73

2002
Net income, as reported		$23,895
Add: Stock-based compensation expense included in reported net income, net of tax effects		581
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		(1,162)

Pro forma net income		$23,314

	Basic	Diluted
Earnings per share:
Reported	$0.70	$0.69
Pro forma	$0.68	$0.67

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

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves for the year ended January 1, 2005, are as follows:

(In thousands)

Balance at January 3, 2004	Charges to Costs and Expenses	Deductions	Balance at January 1, 2005
$ 6,625	$ 2,277	$ (2,567)	$ 6,335

Amounts included in selling and administrative costs amounted to $2,277,000 in 2004, $2,700,000 in 2003, and $2,804,000 in 2002.

NOTE B LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	2004	2003

Industrial Development Bonds:
Due in 2004 at variable rates ranging from 1.34% to 4.02%	$0	$810
Due in 2010 at variable rate of 1.74%	2,025	5,465
Notes payable to banks:
Due October 23, 2004 at 4.97% fixed rate	0	25,000
Due March 31, 2004 at 1.92% variable rate	0	12,000
Due July 31, 2004 at 1.91% variable rate	0	15,000
Due January 31, 2007 at 2.88% variable rate	47,000	47,000
Due March 15, 2006 at 2.90% variable rate	15,000	0
Due October 25, 2009 at 3.62% fixed rate	25,000	0
Due September 30, 2009 at 4.63% fixed rate	15,000	0
Due November 1, 2004 at 10.16% fixed rate	0	9

	104,025	105,284
Less current maturities	0	25,819

	$104,025	$79,465

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of approximately $626,000 at January 1, 2005.

Maturities of long-term obligations during the five year period ending 2009 are: 2005 - $0; 2006 - $15,000,000; 2007 - $47,000,000; 2008 - $0, 2009 and thereafter - $42,025,000.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2004 and 2003. At January 1, 2005, the Company had outstanding letters of credit totaling $2,257,000 that will expire between February 28, 2005, and July 1, 2005. The Company expects to renew these letters of credit prior to expiration.

Interest paid was $3,037,000 in 2004, $2,878,000 in 2003 and $3,312,000 in 2002.

The Company has a note payable to bank of $47,000,000 secured by trade accounts receivable. This note was renewed March 5, 2004, with a maturity date of February 1, 2007. The Company utilizes a wholly-owned special purpose entity (SPE) to securitize the receivables. The SPE has no other purpose other than the securitization and is consolidated in the Company’s financial statements.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at January 1, 2005, and January 3, 2004, are not material and are included in accumulated other comprehensive income (loss). Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	2004	2003
Municipal debt securities	$18,865	$20,678
U.S. corporate debt securities	1,696	4,435
U.S. Treasury & agency securities	11,831	11,641
Other debt securities	1,412	3,639

	33,804	40,393
Less cash equivalents	1,412	3,739

	$32,392	$36,654

The estimated fair value of marketable debt and equity securities at January 1, 2005, was $3,377,000 due in one year or less, $24,382,000 due in one to five years, $2,917,000 due in five to ten years, and $3,128,000 due after ten years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES

The Company made income tax payments of $21,893,000 in 2004, $1,818,000 in 2003, and $10,174,000 in 2002. Income tax expense consists of the following:

(In thousands)	2004	2003	2002
Current: Federal	$13,056	$3,908	$8,829
State	2,968	1,456	1,283
Foreign	669	277	(513)

	16,693	5,641	9,599

Deferred: Federal	46	8,418	3,837
State	537	491	598
Foreign	0	0	0

	583	8,909	4,435

	$17,276	$14,550	$14,034

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company’s effective income tax rate and the federal corporate statutory rate:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.4%	3.3%	3.2%
Other	(6.4)%	(1.3)%	(1.2)%

Effective income tax rate	33.0%	37.0%	37.0%

The Company adjusted certain income tax liabilities during the fourth quarter of 2004 to reflect current exposure. These adjustments amounted to approximately $2.1 million and accounted for the reduction in effective income tax rate for 2004. The adjustments are included in Other in the above reconciliation.

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	2004	2003
Accrued liabilities	$3,653	$4,989
Bad debt reserves	900	1,079
Foreign net operating losses	1,382	1,679
Employee compensation and benefits	898	(2,300)

	6,833	5,447
Valuation allowance	(388)	(363)

Deferred tax assets	6,445	5,084

Property, plant, equipment and intangibles	(27,295)	(28,098)
Derivative unrealized (gains) losses	(1,033)	(946)
Securities valuation	(70)	(22)

Deferred tax liabilities	(28,398)	(29,066)

Net deferred tax liabilities	$(21,953)	$(23,982)

Valuation allowance of $388,000 is to adjust foreign net operating loss carryforwards to expected future utilization.

The Company has accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $6.6 million at January 1, 2005 that are expected to be permanently reinvested in the business. It is not currently practicable to estimate the tax liability that might be payable on the repatriation of these foreign earnings.

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

The Company had derivative balances related to cash flow hedges, with a fair value of $2,650,000 and $2,426,000 recorded in other current assets at January 1, 2005, and January 3, 2004, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $(4.7 million) and $(934,000) in 2004 and 2003, respectively. The Company expects that after-tax gains, totaling approximately $1.6 million recorded in accumulated other comprehensive income (loss) at January 1, 2005, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

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

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders’ equity are as follows:

(In thousands)	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 28, 2002	$181	$(61)	$(5,000)	$(4,880)
Net change 2003	(145)	1,541	2,809	4,205

Balance at January 3, 2004	36	1,480	(2,191)	(675)
Net change 2004	(157)	136	1,746	1,725

Balance at January 1, 2005	$(121)	$1,616	$(445)	$1,050

Share Repurchases

On February 14, 2003, the Company, pursuant to its stock repurchase plan, repurchased 1.5 million shares of its common stock for cash in the amount of $26.7 million.

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $6,100,000 in 2004, $6,600,000 in 2003, and $5,800,000 in 2002. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2005 - $3,579,000; 2006 - $1,279,000; 2007 - $836,000; 2008 - $674,000; 2009 and thereafter - $3,435,000.

Legal Proceedings and Contingent Liabilities

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company’s financial position, results of operations, or cash flows. During the fourth quarter of 2004, certain contingent liabilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses.

NOTE H ACQUISITIONS

On February 13, 2003, the Company acquired all of the stock of Energy Dynamics, Inc. (“EDI”) for cash in the amount of $5.8 million. EDI is a designer, assembler, and marketer of industrial generator sets. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $5.8 million. EDI’s results of operations for the year ended January 3, 2004, were not material to the Company’s consolidated financial statements. Accordingly, pro forma information has not been presented. The Company’s consolidated financial statements include the results of operations and the assets and liabilities of EDI after February 12, 2003.

NOTE I FOREIGN OPERATIONS

The Company’s foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore, and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	2004	2003	2002
Net Sales:
United States Companies
Domestic customers	$547,092	$479,414	$474,729
Export customers	46,396	40,926	36,792

	593,488	520,340	511,521
Foreign Affiliates	54,707	41,051	37,986

	$648,195	$561,391	$549,507

Earnings Before Income Taxes:
United States Companies	$50,217	$39,076	$38,524
Foreign Affiliates	2,111	253	(595)

	$52,328	$39,329	$37,929

Assets:
United States Companies	$480,865	$457,727	$455,699
Foreign Affiliates	20,695	19,228	17,062

	$501,560	$476,955	$472,761

NOTE J STOCK PLANS

At January 1, 2005, the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of stock equal to and less than the stock’s market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant. The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company’s stock plans follows.

1990 Plan — Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income. Shares authorized for grants: 1990 Plan—501,600.

1987 and 1994 Plans — Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the applicable compensatory period. Shares authorized for grants: 1987 Plan – 2,700,000; 1994 Plan - 4,000,000.

1989, 1996 and 2001 Plans — Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable. Related compensation expense on the options granted at 50% of market is amortized over the applicable compensatory period. Shares authorized for grants: 1989 Plan—540,000; 1996 Plan—200,000; 2001 Plan - 200,000.

	1990 Plan	1987 and 1994 Plans	1989, 1996 and 2001 Plans
Type	Non-compensatory	Compensatory	Compensatory
Administrator	Stock Option Committee	Stock Option Committee	Executive Committee
Recipients	District Managers	Employees	Non-employee Directors
Status	Active	Active - 1994 Plan	Active - 2001 Plan
		Expired - 1987 Plan	Expired - 1989 & 1996 Plans

Options Outstanding at Fiscal Year-End	Granted at Market	Granted at Market	Granted at Less than Market	Granted at Market	Granted at Less than Market
Range of exercise prices	$17.06 - $20.70	$13.56 - $26.56	$6.78 - $13.91	$13.44 - $23.40	$6.72 - $11.70

Options outstanding	71,004	1,741,316	202,850	161,352	93,353
Weighted-average exercise price	$20.12	$20.05	$9.88	$21.00	$10.42
Weighted-average remaining contractual life	3.6 years	5.2 years	5.2 years	5.9 years	5.7 years

Options currently exercisable	48,504	1,401,816	202,850	161,352	93,353
Weighted-average exercise price	$19.85	$19.70	$9.88	$21.00	$10.42

A summary of the Company’s weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2004, 2003, and 2002 follows.

		2004		2003		2002
Weighted Average Variables
Volatility		1.4%		2.0%		2.5%
Risk-free interest rates		4.0%		3.7%		5.0%
Dividend yields		2.3%		2.6%		2.4%
Expected option life		7.5 years		6.7 years		7.6 years
Remaining contractual life		5.2 years		5.4 years		5.2 years

	Exercise Price	Fair Value Price	Exercise Price	Fair Value Price	Exercise Price	Fair Value Price
Per share price of options granted during year
At market price	$23.85	$2.34	$20.27	$1.45	$21.68	$3.08
At less than market price	$11.70	$6.14	$10.11	$4.55	$9.81	$9.04

	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Stock Option Activity
Total options outstanding
Beginning Balance	2,491,187	$17.99	2,499,790	$17.26	2,601,234	$16.62
Granted	244,600	23.10	421,500	18.85	233,300	19.17
Exercised	(404,793)	15.79	(325,170)	16.30	(281,618)	14.65
Expired	(61,119)	22.42	(104,933)	19.13	(53,126)	19.86

Ending Balance	2,269,875	18.82	2,491,187	17.99	2,499,790	17.26

Shares authorized for grant	8,141,600		8,141,600		8,141,600
Shares exercisable, at year end	1,907,875	18.32	1,993,787	17.29	2,110,490	16.74
Shares reserved for future grants, at year end	1,280,867		1,466,348		1,793,381

NOTE K EARNINGS PER SHARE

The table below details earnings per share for the years indicated:

	2004	2003	2002
Numerator Reconciliation:
The numerator is the same for diluted and basic EPS:
Net earnings (in thousands)	$35,052	$24,779	$23,895

Denominator Reconciliation:
Weighted average shares - basic	32,953,382	32,928,369	34,060,853
Effect of dilutive securities - stock options	531,879	476,364	561,283

Weighted average shares - diluted	33,485,261	33,404,733	34,622,136

Earnings Per Share - basic	$1.06	$0.75	$0.70
Earnings Per Share - diluted	$1.05	$0.74	$0.69

The total number of anti-dilutive securities excluded from the above calculations were approximately 192,000 and 747,000 at January 1, 2005, and January 3, 2004, respectively.

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superseding APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires the Company to expense grants made under stock option plans. That cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. Upon adoption of SFAS No. 123R, amounts previously disclosed under SFAS No. 123 will be recorded in the consolidated statement of earnings. The Company is evaluating the alternatives allowed under the standard, which the Company is required to adopt beginning in the third quarter of 2005. The Company expects the annual impact of adopting FAS 123R to be a reduction of $0.01 to $0.02 per diluted share.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 (the Act) contained a provision which allows for an 85% dividends received deduction with respect to certain dividends received from foreign subsidiaries. The Company does not expect to repatriate foreign earnings pursuant to the Act. Accordingly, the Act is not expected to have a significant effect on the Company’s consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, cash flows, and shareholders’ equity for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at January 1, 2005 and January 3, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Baldor Electric Company and affiliates’ internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

\s\ Ernst & Young LLP

Fort Smith, Arkansas

March 3, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Baldor Electric Company and affiliates maintained effective internal control over financial reporting as of January 1, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Baldor Electric Company and affiliates maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Baldor Electric Company and affiliates maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, cash flows and shareholders’ equity for each of the three years in the period ended January 1, 2005, and our report dated March 3, 2005 expresses an unqualified opinion on these statements.

\s\ Ernst & Young LLP

Fort Smith, Arkansas

March 3, 2005

Report of Management on Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with accounting standards generally accepted in the United States, applying informed judgments and estimates where appropriate.

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

\s\ John A. McFarland
JOHN A. MCFARLAND
Chairman and Chief Executive Officer

\s\ Ronald E. Tucker
RONALD E. TUCKER
President, Chief Financial Officer and Secretary

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). We maintain a system of internal controls that provide reasonable assurance that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and that assets are safeguarded from unauthorized use or disposition.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, assessment of the design effectiveness of the controls, testing of the operating effectiveness of controls, and a conclusion on this assessment. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our assessment, we have concluded that our internal control over financial reporting was effective as of January 1, 2005. Ernst & Young, LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included in this report.

\s\ John A. McFarland
JOHN A. MCFARLAND
Chairman and Chief Executive Officer

\s\ Ronald E. Tucker
RONALD E. TUCKER
President, Chief Financial Officer and Secretary

Dividends Paid

Baldor’s annual dividend rate for 2004 increased 8% percent over the 2003 rate. There have been three dividend increases in the last five years and 10 increases in the last 10 years.

	2004	2003	2002
1st quarter	$0.14	$0.13	$0.13
2nd quarter	0.14	0.13	0.13
3rd quarter	0.14	0.13	0.13
4th quarter	0.15	0.14	0.13

Year	$0.57	$0.53	$0.52

Common stock price range

	2004		2003
	HIGH	LOW	HIGH	LOW
1st quarter	$24.70	$22.18	$22.24	$17.98
2nd quarter	24.21	21.90	23.00	20.35
3rd quarter	24.35	21.32	22.99	19.09
4th quarter	28.75	22.65	23.29	19.65

Shareholders

At January 1, 2005, there were 4,718 shareholders of record including employee shareholders through participation in the benefit plans.

Ticker

The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Certifications

The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.