Form 10-K, Exhibit 13
period 2005-12-31
BALDOR ELECTRIC CO
filed 2006-03-10
CIK 9342

EXHIBIT 13

Eleven-Year Summary of Financial Data

	Net Sales	Cost of Goods Sold	Net Earnings	Per Share Data			Percent Return On Average Equity	Shareholders’ Equity	Total Assets	Long-Term Obligations	Debt to Total Capitalization
(In thousands, except percentages and per share data)				Diluted Net Earnings	Basic Net Earnings	Dividends
2005	$721,569	$519,840	$43,021	$1.28	$1.30	$0.62	14.8%	$299,455	$504,602	$70,025	19.0%
2004	648,195	473,752	35,052	1.05	1.06	0.57	12.9%	283,615	501,560	104,025	26.8%
2003	561,391	409,294	24,779	0.74	0.75	0.53	9.2%	261,488	476,955	79,465	23.3%
2002	549,507	396,815	23,895	0.69	0.70	0.52	8.9%	274,598	472,761	105,285	27.7%
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	27.3%
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	27.7%
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	17.5%
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	17.7%
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	10.3%
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	18.4%
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	10.7%

Exhibit 13 – Page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements

This annual report and other written reports and oral statements made from time to time by Baldor and its representatives may contain forward-looking statements. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as “believe”, “could”, “may”, “potential”, “will”, “expect”, “anticipate”, “continue”, “becomes”, “would”, “projected”, “forecasted”, “estimate”, or any grammatical forms of these words) are based on the management’s current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, but are not limited to, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving operating margins, and (v) other factors including those identified in the Baldor’s filings made from time to time with the Securities and Exchange Commission.

Results of Operations

Baldor had another strong year of sales growth in 2005. Total sales increased 11.3% to a record $721.6 million. While raw materials prices continued to increase during the year, we were able to mitigate their effects with continued improvements in manufacturing efficiencies and a modest price increase. During 2005 we relocated our linear motor manufacturing to Fort Smith, resulting in significant manufacturing efficiencies in that product line. In addition, we continue to gain leverage of selling and administrative overhead expenses by supporting sales growth without the addition of significant overhead. As a result of solid top line growth, manufacturing efficiencies and leverage of overhead, our gross and operating margins improved over those of 2004. Net earnings rose 22.7% to $43.0 million in 2005 and diluted earnings per share were up 21.8% to $1.28. International sales initiatives continued to show results in 2005, with record international sales and improved profitability in our international affiliates. Strong operating results and cash flows allowed us to reduce debt, repurchase stock, invest in manufacturing equipment, and increase dividends paid to our shareholders. Baldor serves many industries and geographic regions by selling to a broad base of distributors and Original Equipment Manufacturers (OEMs) both domestically and in more than 60 countries around the world. Total sales were allocated approximately 50% each to distributors and OEMs for all years presented in this report.

2005 compared to 2004

Total sales for 2005 increased 11.3% to $721.6 million, compared to sales of $648.2 million in 2004. Sales of industrial electric motor products grew 14.3% during 2005 and that growth was spread among most of the industries and geographical areas we serve. Large motors (60-1500 horsepower) and Super-E® high-efficiency motors in all sizes had the strongest growth in 2005. As energy costs have increased, our Super-E high-efficiency motors have become increasingly valuable to our industrial users. Industrial electric motors comprised 78.3% of total product sales in 2005 compared to 76.2% in 2004. During 2005, sales of generator products rose 16.5% from 2004 levels and comprised 7.0% of total product sales in 2005 compared to 6.7% in 2004. While a portion of the growth was related to the need for alternate power in areas affected by the hurricanes, we saw substantial growth in a number of customer markets. Sales of drives and motion control products declined 3.9% in 2005, following strong growth in 2004.

Exhibit 13 – Page 2

During 2005, we completed development of new motion control products and the first phase of our H2® series of drives. We expect the availability of these new products to result in steady growth in the drives and motion control product lines in 2006. Drive products accounted for 14.7% of total product sales in 2005 and 17.1% in 2004.

Gross margin was 28.0% in 2005 compared to 26.9% in 2004. During 2005, copper prices reached record highs, driving up the cost of our materials. A continued focus on product design improvements, along with a modest price increase on our products, helped to mitigate the effects of increased material costs. Those initiatives combined with improved manufacturing efficiencies and increased sales volume accounted for most of the improvement in gross margin for 2005. During 2005 we adjusted certain self-insurance liabilities to reflect current exposures, resulting in an increase in the gross margin of 0.5% of sales.

Operating margin for 2005 improved to 10.9% from 9.3% in 2004. Selling and administrative expenses decreased to 17.1% of sales in 2005 compared to 17.6% in 2004. During 2005 we did not add substantial fixed selling and administrative costs. As a result, total selling and administrative expenses for 2005 declined as a percentage of sales. Our ability to support increased 2005 sales volume without the addition of significant overhead, along with the product design improvements and manufacturing efficiencies, resulted in improved operating margin.

Pre-tax margin improved to 9.3% for 2005 from 8.1% in 2004. Interest rates on outstanding long-term debt facilities increased during 2005. In response, we utilized a portion of operating cash flows to reduce our debt by approximately $9.0 million. While we incurred more interest expense than in 2004, we reduced our exposure to continued rising rates with the reduction of a portion of our variable rate debt. Net earnings for 2005 of $43.0 million were up 22.7% from 2004 earnings of $35.1 million. Diluted earnings per share grew by 21.8% to $1.28 compared to $1.05 in 2004. Adjustments to our self-insurance liabilities during the fourth quarter of 2005 increased diluted EPS by $0.04 per share. In addition, income tax liabilities were adjusted in the fourth quarter of 2005 due to resolution of certain state tax liabilities, resulting in an increase in diluted EPS of $0.01 per share. These adjustments compared to adjustments of income tax liabilities made in the fourth quarter of 2004 amounting to $0.06 per diluted share.

2004 compared to 2003

Total sales for 2004 were $648.2 million, rising 15.5% above 2003 net sales of $561.4 million. Sales of electric motors increased 13.5% in 2004 and amounted to 76.2% of total product sales compared to 77.5% in 2003. Sales of drives products were up 15.7% for the year and amounted to 17.1% of total product sales in 2004 compared to 17.0% in 2003. Sales of generator products rose 41.8% during the year and comprised 6.7% of total product sales versus 5.5% in 2003.

Gross margin of 26.9% in 2004 declined from 27.1% in 2003. During 2004, raw material costs increased sharply and although productivity and product design improvements and price increases mitigated much of the effects of increased copper and steel costs, gross margin suffered during 2004.

Operating margin of 9.3% in 2004 was an increase over 2003 operating margin of 8.2%. Most of the 2004 improvement resulted from our ability to support a 15.5% increase in 2004 total sales without adding fixed selling and administrative costs. Selling and administrative costs were 17.6% of sales in 2004 compared to 18.9% in 2003. During the fourth quarter of 2004, certain contingent liabilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses of 0.2% of sales.

While increased material costs in 2004 had a negative effect on the 2004 gross margin, efficiencies in selling and administrative costs combined with increased sales volume resulted in a pre-tax margin of 8.1% for 2004 compared to 7.0% in 2003. Net earnings increased to $35.1 million, or $1.05 per diluted share, in 2004 compared to $24.8 million, or $0.74 per diluted

Exhibit 13 – Page 3

share, in 2003. During the fourth quarter of 2004, certain accrued income tax liabilities were adjusted to reflect current exposure, resulting in an increase in earnings of $0.06 per diluted share.

International Sales: International sales (foreign affiliates and exports) increased 2.0% in 2005 to a record $103.1 million compared to $101.1 million in 2004 and $82.8 million in 2003. In 2005, our export sales from the U.S. to non-affiliate customers increased 17.1% or $7.9 million. Sales from our European affiliates to foreign customers declined 10.0% primarily due to general business conditions in Europe and the anticipated availability in early 2006 of new motion control products. We expect to see steady growth in the motion control products during 2006.

Environmental Remediation: Management believes, based on its internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, cash flows, or competitive position of the Company.

Financial Position

The Company’s financial position remained strong through 2005. We continued to increase our financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities and information systems, expanding into new markets, and continuing to invest in both our employees’ and customers’ education and training. We believe the investment in our employees through training and education is a key to continued success and improved shareholder value. Investments in property, plant and equipment, and information systems amounted to $22.4 million in 2005, $20.6 million in 2004, and $17.4 million in 2003. These investments were made primarily to improve quality and productivity. The Company’s commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers’ needs. Investments in research and development amounted to $24.4 million in 2005, $25.4 million in 2004, and $21.9 million in 2003. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources: Our liquidity position remained solid in 2005. Working capital amounted to $189.0 million at December 31, 2005, and $213.1 million at January 1, 2005. The ratio of current assets to current liabilities was 2.8 to 1 at year-end 2005, compared to 3.5 to 1 at the end of fiscal year 2004. The decrease in working capital and current ratio in 2005 was primarily related to reclassification of $25.0 million of long-term debt due to mature in 2006.

Liquidity was supported by cash flows from operations of $55.9 million in 2005, $33.7 million in 2004, and $65.0 million in 2003. While the increase in sales in 2005 required an investment in accounts receivable, we were able to reduce the average number of days it takes to collect our accounts. This accounted for $14.5 million of the improvement in operating cash flows in 2005 compared to 2004. In addition, we increased our inventory turns, which allowed us to reduce our inventory by $4.1 million during the year without affecting customer deliveries. The decrease in inventory contributed an additional $13.5 million in operating cash flows when compared to 2004. In addition, approximately $3.3 million of generator inventory, classified in other assets, was transferred to our rental program in 2005 with no resulting effect on cash flows. Accounts payable used $12.1 million more operating cash in 2005 than in 2004, primarily due to differences in the timing of cash disbursements between the two years. In 2005, we utilized operating cash flows to fund property, plant and equipment additions of $22.4 million, pay dividends to our shareholders of $20.6 million, repurchase approximately 300,000 shares of our common stock for $7.6 million, and acquire the remaining minority interest in our Australian affiliate for $2.4 million. During 2004, operating cash flows and accumulated cash were utilized to fund property, plant and equipment additions of $20.6 million and pay dividends to our shareholders of $19.1 million. In 2003, we utilized operating cash flows and accumulated cash

Exhibit 13 – Page 4

to fund property, plant and equipment additions of $17.4 million, pay dividends to our shareholders of $17.5 million, repurchase 1.5 million shares of our common stock for $26.7 million, and acquire Energy Dynamics, Inc. for $5.8 million.

Total long-term debt, including amounts classified as current maturities, was $95.0 million at December 31, 2005, compared to $104.0 million at January 1, 2005. Management expects that amounts maturing in 2006 will be renewed, unless it becomes advantageous to repay those amounts. Baldor’s credit agreements contain various financial covenants, and we were in compliance with those covenants during all of the periods presented in this report.

Baldor’s principal source of liquidity is operating cash flows. Accordingly, we are dependent primarily on continued demand for our products as well as collectability of receivables from our customers. Our broad base of customers, industries and geographic areas served, as well as our favorable position in the marketplace, ensure that fluctuations in a particular customer’s or industry’s business will not have a material effect on our sales or collectability of receivables. As a result, management expects that our foreseeable cash needs for operations and capital expenditures will continue to be met through operating cash flows and existing credit facilities.

The table below summarizes Baldor’s contractual obligations as of December 31, 2005.

(In thousands)	Total	Payments due by years
		Less than 1	1 - 3	3 - 5	More than 5
Contractual Obligations:
Long-term debt obligations (a)	$101,831	$29,132	$54,823	$15,663	$2,213
Operating lease obligations	14,025	1,990	4,262	3,618	4,155
Other Commercial Commitments:
Letters of Credit	2,257	2,257	—	—	—

(a)	Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2005. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Dividend Policy: Dividends paid to shareholders amounted to $0.62 per share in 2005 and $0.57 per share in 2004. There have been three dividend increases in the last five years and 10 increases in the last 10 years. These increases were in line with Baldor’s policy of making increases periodically, as earnings and financial strength warrant. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk: Market risks relating to Baldor’s operations result primarily from changes in commodity prices, interest rates, concentrations of credit, and foreign exchange rates. To maintain stable pricing for our customers, we enter into various hedging transactions as described below.

Baldor is a purchaser of certain commodities, primarily copper, aluminum, and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting. At December 31, 2005, and January 1, 2005, all of our open positions were designated as cash flow hedges. The underlying commodities hedged have a correlation to price changes of the derivative positions such that the values of the commodidites hedged based on differences between commitment prices and market prices and the value of the derivative positions used to hedge these commodity obligations are inversely correlated.

Exhibit 13 – Page 5

Management has determined that a hypothetical 10% change in the fair value of open positions would not have a material effect on the Company’s results of operations.

Our interest rate risk is related to available-for-sale securities and long-term debt. Due to the short-term nature of the securities portfolio, anticipated interest rate risk is not considered material. Our debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. We manage our interest rate risk exposure by maintaining a mix of fixed and variable rates for debt. A 1.0% increase in variable borrowing rates would not have a material effect on Baldor’s consolidated balance sheets, results of operations, or cash flows.

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. We perform periodic credit evaluations of our customers’ financial conditions and generally do not require collateral. No single customer represents more than 10% of net accounts receivable. Foreign affiliates generally conduct business in their respective local currencies which minimizes our foreign currency risk. We do not anticipate the use of derivatives for managing foreign currency risk, but continue to monitor the effects of foreign currency exchange rates.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Management believes the following are the critical accounting policies, which could have the most significant effect on Baldor’s reported results and require subjective or complex judgments by management.

Revenue Recognition: We sell products to our customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. Baldor has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Allowance for Doubtful Accounts: We record allowances for doubtful accounts based on customer-specific analysis, general matters such as current assessments of past due balances and economic conditions, and historical experience. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The net realizable value of inventory is reviewed on an on-going basis, with consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: Baldor’s self-insurance programs primarily include product liability, workers’ compensation, and health. We self-insure from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insurance liabilities may be required to reflect emerging claims experience and other factors.

Exhibit 13 – Page 6

Goodwill: Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management’s estimate of the fair value of a reporting unit with its carrying value, including goodwill. Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Judgments and assumptions related to revenue, gross margin, operating expenses, interest, capital expenditures, cash flow, and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately results in the recognition of impairment charges in the financial statements. We utilize various assumption scenarios and assign probabilities to each of these scenarios in our discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it would negatively impact our results of operations and financial position. We perform our annual analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis.

Recently Issued Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs”. SFAS 151 is an amendment of Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing”. Among other items, SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In accordance with SFAS 151, such items must be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Baldor is required to adopt SFAS 151 no later than January 1, 2006. Management does not expect the adoption of SFAS 151 to have a significant impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In accordance with SFAS 123(R), the cost will be based on the grant-date fair value of the award and will be recognized over the period for which an employee is required to provide service in exchange for the award. Baldor will adopt SFAS 123(R) on a modified prospective basis beginning January 1, 2006. While we are currently evaluating the impact SFAS 123(R) will have on our financial results, we do not expect the impact to differ materially from the pro forma disclosures currently required by SFAS 123 and described herein under “Stock-based Compensation”.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other items, SFAS 154 applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Baldor is required to adopt SFAS 154 no later than January 1, 2006. Management does not expect the adoption of SFAS 154 to have a significant impact on our financial statements.

Exhibit 13 – Page 7

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

(In thousands, except share data)	December 31 2005	January 1 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,474	$12,054
Marketable securities	32,592	32,392
Receivables, less allowances for doubtful accounts of $3,124 in 2005 and $3,308 in 2004	104,488	101,088
Inventories:
Finished products	76,632	81,078
Work in process	12,670	12,239
Raw materials	60,401	59,732

	149,703	153,049
LIFO valuation adjustment	(35,607)	(31,544)

	114,096	121,505
Prepaid expenses	4,482	3,920
Other current assets and deferred income taxes	27,485	26,786

TOTAL CURRENT ASSETS	294,617	297,745

PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	6,813	6,126
Buildings and improvements	56,980	60,179
Machinery and equipment	320,340	303,281
Allowances for depreciation and amortization	(243,838)	(232,376)

NET PROPERTY, PLANT AND EQUIPMENT	140,295	137,210

OTHER ASSETS:
Goodwill	63,043	62,785
Other	6,647	3,820

TOTAL ASSETS	$504,602	$501,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$37,036	$39,075
Employee compensation	9,201	7,825
Profit sharing	8,938	6,885
Accrued warranty costs	5,584	6,335
Accrued insurance obligations	7,421	11,613
Other accrued expenses	7,187	6,037
Dividends payable	5,295	4,959
Income taxes payable	—	1,871
Current maturities of long-term obligations	25,000	—

TOTAL CURRENT LIABILITIES	105,662	84,600
LONG-TERM OBLIGATIONS	70,025	104,025
OTHER LIABILITIES	393	—
DEFERRED INCOME TAXES	29,067	29,320
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.10 par value
Authorized shares: 5,000,000
Issued and outstanding shares: None
Common stock, $0.10 par value
Authorized shares: 150,000,000
Issued: 2005 - 40,807,250 2004 - 40,423,054	4,081	4,042
Outstanding: 2005 - 33,073,438 2004 - 33,109,762
Additional capital	68,562	61,117
Retained earnings	377,154	354,696
Accumulated other comprehensive (loss) income	(2,390)	1,050
Treasury stock: 2005 - 7,733,812 2004 - 7,313,292	(147,952)	(137,290)

TOTAL SHAREHOLDERS’ EQUITY	299,455	283,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$504,602	$501,560

See notes to consolidated financial statements.

Exhibit 13 – Page 8

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

	Year Ended
(In thousands, except share and per share data)	December 31 2005	January 1 2005	January 3 2004
Net sales	$721,569	$648,195	$561,391
Cost of goods sold	519,840	473,752	409,294

Gross Profit	201,729	174,443	152,097
Selling and administrative	123,392	113,933	106,343

Operating Profit	78,337	60,510	45,754
Other income, net	1,976	1,938	1,960
Profit sharing	8,938	6,885	5,436
Interest	4,080	3,235	2,949

Earnings before income taxes	67,295	52,328	39,329
Income taxes	24,274	17,276	14,550

NET EARNINGS	$43,021	$35,052	$24,779

Net earnings per share-basic	$1.30	$1.06	$0.75

Net earnings per share-diluted	$1.28	$1.05	$0.74

Weighted average shares outstanding-basic	33,170,241	32,953,382	32,928,369

Weighted average shares outstanding-diluted	33,727,946	33,485,261	33,404,733

Dividends declared and paid per common share	$0.62	$0.57	$0.53

See notes to consolidated financial statements.

Exhibit 13 – Page 9

Summary of Quarterly Results of Operations (Unaudited)

Baldor Electric Company and Affiliates

	Quarter				Total
(In thousands, except per share data)	First	Second (2)	Third	Fourth (3)
2005:
Net sales	$170,596	$178,292	$190,019	$182,662	$721,569
Gross profit	46,411	48,661	52,822	53,835	201,729
Net earnings	9,022	9,712	11,161	13,126	43,021
Net earnings per share-basic	0.27	0.29	0.34	0.40	1.30
Net earnings per share-diluted	0.27	0.29	0.33	0.39	1.28

2004:
Net sales	$152,823	$163,695	$168,832	$162,845	$648,195
Gross profit	42,188	44,616	44,739	42,900	174,443
Net earnings	7,439	8,472	8,731	10,410	35,052
Net earnings per share-basic	0.23	0.26	0.26	0.31	1.06
(1) Net earnings per share-diluted	0.22	0.25	0.26	0.31	1.05

(1)	The sum of the quarter amounts does not agree to the total due to rounding.
(2)	Second quarter 2005 includes self-insurance liability adjustments of $(775,000), net of tax.
(3)	Fourth quarter 2005 includes income tax adjustments of $(353,000) and self-insurance liability adjustments of $(1.3) million, net of tax. Fourth quarter 2004 includes income tax adjustments of $(2.1) million and contingency reserve adjustments of $(838,000), net of tax.

Exhibit 13 – Page 10

Consolidated Statements of Cash Flows

Baldor Electric Company and Affiliates

	Year Ended
(In thousands)	December 31 2005	January 1 2005	January 3 2004
Operating activities:
Net earnings	$43,021	$35,052	$24,779
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Gains) losses on sales of assets	(550)	165	(94)
Depreciation	16,178	17,271	17,180
Amortization	2,063	1,872	1,659
Deferred income taxes	3,351	583	8,909
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(3,400)	(17,888)	1,408
Decrease (increase) in inventories	4,094	(9,382)	2,561
(Increase) decrease in other current assets	(5,871)	235	(1,593)
(Decrease) increase in accounts payable	(2,039)	10,109	3,242
(Decrease) increase in accrued expenses and other liabilities	(28)	169	(2,227)
(Decrease) increase in income taxes payable	(1,871)	(5,709)	3,640
Other - net	925	1,219	5,543

Net cash provided by operating activities	55,873	33,696	65,007

Investing activities:
Additions to property, plant and equipment	(22,375)	(20,612)	(17,368)
Proceeds from sale of property, plant and equipment	2,015	—	—
Marketable securities purchased	(14,476)	(29,176)	(39,152)
Marketable securities sold	13,547	33,024	29,516
Acquisitions (net of cash acquired)	(2,423)	—	(5,831)

Net cash used in investing activities	(23,712)	(16,764)	(32,835)

Financing activities:
Additional long-term obligations	—	43,000	—
Reduction of long-term obligations	(9,000)	(44,259)	(3,898)
Unexpended debt proceeds	—	396	2
Dividends paid	(20,563)	(19,052)	(17,518)
Common stock repurchased	(7,557)	—	(26,686)
Stock option plans	4,379	4,402	2,048

Net cash used in financing activities	(32,741)	(15,513)	(46,052)

Net (decrease) increase in cash and cash equivalents	(580)	1,419	(13,880)
Beginning cash and cash equivalents	12,054	10,635	24,515

Ending cash and cash equivalents	$11,474	$12,054	$10,635

Noncash	items:

Inventory transferred to other assets, for rental, amounted to $3.3 million in 2005.

See notes to consolidated financial statements.

Exhibit 13 – Page 11

Consolidated Statements of Shareholders’ Equity

Baldor Electric Company and Affiliates

	Common Stock		Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
(Table data in thousands)	Shares	Amount
BALANCE AT DECEMBER 29, 2002	39,693	$3,969	$48,657	$331,373	$(4,880)	$(104,521)	$274,598
Comprehensive income
Net earnings				24,779			24,779
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $85,000					(145)		(145)
Translation adjustments					2,809		2,809
Derivative unrealized gain adjustment, net of tax expense of $985,000					1,541		1,541

Total other comprehensive income							4,205

Total comprehensive income							28,984

Stock option plans (net of 134,890 shares exchanged and $321,000 tax benefit)	325	33	5,026			(3,011)	2,048
Cash dividends at $0.53 per share				(17,518)			(17,518)
Acquisition				62			62
Common stock repurchased (1,500,000 shares)						(26,686)	(26,686)

BALANCE AT JANUARY 3, 2004	40,018	$4,002	$53,683	$338,696	$(675)	$(134,218)	$261,488
Comprehensive income
Net earnings				35,052			35,052
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $92,000					(157)		(157)
Translation adjustments					1,746		1,746
Derivative unrealized gain adjustment, net of tax expense of $87,000					136		136

Total other comprehensive income							1,725

Total comprehensive income							36,777

Stock option plans (net of 124,769 shares exchanged and $630,000 tax benefit)	405	40	7,434			(3,072)	4,402
Cash dividends at $0.57 per share				(19,052)			(19,052)

BALANCE AT JANUARY 1, 2005	40,423	$4,042	$61,117	$354,696	$1,050	$(137,290)	$283,615
Comprehensive income
Net earnings				43,021			43,021
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $245,000					(418)		(418)
Translation adjustments					(1,978)		(1,978)
Derivative unrealized loss adjustment, net of tax benefits of $667,000					(1,044)		(1,044)

Total other comprehensive income							(3,440)

Total comprehensive income							39,581

Stock option plans (net of 120,289 shares exchanged and $494,000 tax benefit)	384	39	7,445			(3,105)	4,379
Cash dividends at $0.62 per share				(20,563)			(20,563)
Common stock repurchased (300,231 shares)						(7,557)	(7,557)

BALANCE AT DECEMBER 31, 2005	40,807	$4,081	$68,562	$377,154	$(2,390)	$(147,952)	$299,455

See notes to consolidated financial statements.

Exhibit 13 – Page 12

Notes to Consolidated Financial Statements

Baldor Electric Company and Affiliates

December 31, 2005

NOTE A SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators. The products of the Company are marketed throughout the United States and in more than 60 foreign countries.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation. The Company does not have any investments in, or contractual arrangements with, any variable interest entities.

Fiscal Year: The Company’s fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2005 contained 52 weeks. Fiscal year 2004 contained 52 weeks, and fiscal year 2003 contained 53 weeks.

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

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. Allowances for doubtful accounts are recorded based on customer-specific analysis, general matters such as current assessments of past due balances and economic conditions, and historical experience. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. No single customer represents greater than 10% of net accounts receivable at December 31, 2005, and January 1, 2005.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $13.4 million in 2005 and $16.8 million in 2004, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $24.6 million and $24.8 million, net of accumulated amortization, at December 31, 2005, and January 1, 2005, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years. Costs associated with repairs and maintenance are expensed as incurred.

Exhibit 13 – Page 13

Fair Value of Financial Instruments: The Company’s methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at December 31, 2005, and January 1, 2005. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at December 31, 2005, and January 1, 2005, due to the short-term maturities of these instruments.

Self-Insurance Liabilities: The Company’s self-insurance programs include primarily product liability, workers’ compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company’s claims experience and risk exposure levels for the periods being valued and current conditions. Certain self-insurance liabilities were reduced by approximately $3.5 million in 2005 to reflect changes in expected liabilities. Further adjustments to the self-insurance liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management’s estimate of the fair value of a reporting unit with its carrying value, including goodwill. Management utilizes a discounted cash flow analysis to determine the estimated fair value of the Company’s reporting units. Judgments and assumptions related to revenue, gross margin, operating expenses, interest, capital expenditures, cash flow, and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from management’s estimate and ultimately results in the recognition of impairment charges in the financial statements. The Company utilizes various assumption scenarios and assigns probabilities to each of these scenarios in the discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it would negatively impact the Company’s results of operations and financial position. The annual analysis is performed during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. The 2005 and 2004 annual impairment tests resulted in no impairment.

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets will not be recovered through future operations or sale.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings in the period of change. The ineffective portion of the Company’s cash flow hedges was not material during the years 2005, 2004, and 2003.

Exhibit 13 – Page 14

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

Research and Engineering: Costs associated with research, new product development, and product and cost improvements are treated as expenses when incurred and amounted to approximately $24.4 million in 2005, $25.4 million in 2004, and $21.9 million in 2003.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to approximately $25.8 million in 2005, $22.8 million in 2004, and $20.9 million in 2003.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding and diluted earnings per share includes all dilutive common stock equivalents.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note I. In accounting for these plans, the Company applies the intrinsic value method permitted under Statements of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.

SFAS 123 requires pro forma disclosure of the effects on net income and earnings per share as if the fair value method of valuing stock-based compensation was applied. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option-pricing model. For purposes of this disclosure, the estimated fair value of options is amortized over the applicable compensatory periods.

Exhibit 13 – Page 15

Pro Forma Information (In thousands except per share data)

2005
Net income, as reported			$43,021
Add:	Stock-based compensation expense included in reported net income, net of tax effects		831
Less:	Stock-based compensation expense determined under fair value method, net of related tax effects		(1,654)

Pro forma net income			$42,198

		Basic	Diluted
Earnings per share:
Reported		$1.30	$1.28
Pro forma		$1.27	$1.25

2004
Net income, as reported			$35,052
Add:	Stock-based compensation expense included in reported net income, net of tax effects		161
Less:	Stock-based compensation expense determined under fair value method, net of related tax effects		(632)

Pro forma net income			$34,581

		Basic	Diluted
Earnings per share:
Reported		$1.06	$1.05
Pro forma		$1.05	$1.03

2003
Net income, as reported			$24,779
Add:	Stock-based compensation expense included in reported net income, net of tax effects		446
Less:	Stock-based compensation expense determined under fair value method, net of related tax effects		(807)

Pro forma net income			$24,418

		Basic	Diluted
Earnings per share:
Reported		$0.75	$0.74
Pro forma		$0.74	$0.73

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves are as follows:

(In thousands)	December 31, 2005	January 1, 2005
Balance at beginning of year	$6,335	$6,625
Charges to costs and expenses	5,027	5,486
Deductions	(5,778)	(5,776)

Balance at end of year	$5,584	$6,335

Amounts included in selling and administrative costs amounted to $5.0 million in 2005, $5.5 million in 2004, and $6.3 million in 2003.

Exhibit 13 – Page 16

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments, including those related to intercompany advances that are of a long-term investment nature, are recorded in accumulated other comprehensive income (loss) in shareholders’ equity.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE B FINANCIAL DERIVATIVES

The Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of the financial instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative contracts related to cash flow hedges, with a fair value of $0.9 million and $2.6 million recorded in other current assets at December 31, 2005, and January 1, 2005, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $(4.7 million) in both 2005 and 2004. The Company expects that after-tax gains, totaling approximately $0.6 million recorded in accumulated other comprehensive income (loss) at December 31, 2005, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at December 31, 2005, and January 1, 2005, are not material and are included in accumulated other comprehensive income (loss). Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	December 31, 2005	January 1, 2005
Municipal debt securities	$18,531	$18,865
U.S. corporate debt securities	2,081	1,696
U.S. Treasury & agency securities	11,980	11,831
Other debt securities	4,957	1,412

	37,549	33,804
Less cash equivalents	4,957	1,412

	$32,592	$32,392

The estimated fair value of marketable securities at December 31, 2005, was $5.2 million due in one year or less, $19.0 million due in one to five years, $10.8 million due in five to ten years, and $2.5 million due after ten years. Estimated fair value was based on contractual maturities. Expected maturities and contractual maturities are generally the same.

Exhibit 13 – Page 17

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2005, and January 1, 2005, management determined that substantially all of its unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above amortized cost.

The table below shows gross unrealized losses and estimated fair value of available-for-sale investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	December 31, 2005
	Less than 12 months		12 months or more		Total
(In thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. corporate debt securities	$854	$96	$1,227	$122	$2,081	$218
Obligations of states and political subdivisions	8,383	110	9,765	257	18,148	367
Securities of U.S. Government agencies	4,442	62	7,538	212	11,980	274

Total temporarily impaired securities	$13,679	$268	$18,530	$591	$32,209	$859

	January 1, 2005
	Less than 12 months		12 months or more		Total
(In thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. corporate debt securities	$1,446	$28	$—	$—	$1,446	$28
Obligations of states and political subdivisions	7,059	320	4,993	78	12,052	398
Securities of U.S. Government agencies	4,771	29	3,947	54	8,718	83

Total temporarily impaired securities	$13,276	$377	$8,940	$132	$22,216	$509

NOTE D INCOME TAXES

The Company made income tax payments of $22.8 million in 2005, $21.9 million in 2004, and $1.8 million in 2003. Income tax expense consists of the following:

(In thousands)	2005	2004	2003
Current:
Federal	$16,925	$13,056	$3,908
State	3,651	2,968	1,456
Foreign	347	669	277

	20,923	16,693	5,641

Deferred:
Federal	2,675	46	8,418
State	676	537	491
Foreign	—	—	—

	3,351	583	8,909

	$24,274	$17,276	$14,550

Exhibit 13 – Page 18

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company’s effective income tax rate and the federal corporate statutory rate:

	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.2%	4.4%	3.3%
Other	(3.1)%	(6.4)%	(1.3)%

Effective income tax rate	36.1%	33.0%	37.0%

The Company adjusted certain income tax liabilities during the fourth quarter of 2005 and 2004 to reflect current exposure. These adjustments amounted to approximately $0.4 million in 2005 and $2.1 million in 2004 and accounted for the reduction in effective income tax rate for each year, respectively. The adjustments are included in “Other” in the above reconciliation.

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	December 31, 2005	January 1, 2005
Accrued liabilities	$2,970	$3,653
Bad debt reserves	811	900
Foreign net operating losses	1,249	1,382
Employee compensation and benefits	—	898
Securities valuation	317	—

	5,347	6,833
Valuation allowance	(388)	(388)

Deferred tax assets	4,959	6,445

Property, plant, equipment and intangibles	(28,276)	(27,295)
Employee compensation and benefits	(916)	—
Derivative unrealized (gains) losses	(366)	(1,033)
Securities valuation	—	(70)

Deferred tax liabilities	(29,558)	(28,398)

Net deferred tax liabilities	$(24,599)	$(21,953)

Valuation allowance of $0.4 million is to adjust foreign net operating loss carryforwards to expected future utilization.

The Company has accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $8.8 million at December 31, 2005, that are expected to be permanently reinvested in the business. It is not currently practicable to estimate the tax liability that might be payable on the repatriation of these foreign earnings.

Exhibit 13 – Page 19

NOTE E LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	December 31, 2005	January 1, 2005
Industrial Development Bonds:
Due in 2013 at variable rate of 3.60%	$2,025	$2,025
Notes payable to banks:
Due October 25, 2006 at 3.62% fixed rate	25,000	25,000
Due September 30, 2009 at 4.63% fixed rate	15,000	15,000
Due January 31, 2007 at 4.93% variable rate	41,000	47,000
Due March 15, 2007 at 5.06% variable rate	12,000	15,000

	95,025	104,025
Less current maturities	25,000	—

	$70,025	$104,025

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of approximately $0.6 million at December 31, 2005.

Maturities of long-term obligations for the five-year period ending 2010 are: 2006 - $25.0 million; 2007 - $53.0 million; 2008 - $0, 2009 - $15.0 million, 2010 and thereafter - $2.0 million. Amounts included in current maturities are related to a note payable to bank with an original maturity date of October 25, 2009, containing a first call provision at October 25, 2006, which the Company expects to be exercised.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2005 and 2004. At December 31, 2005, the Company had outstanding letters of credit totaling $2.3 million that will expire between February 28, 2006, and July 1, 2006. The Company expects to renew these letters of credit prior to expiration.

Interest paid was $3.8 million in 2005, $3.0 million in 2004, and $2.9 million in 2003.

The Company has a credit facility with a bank that provides up to $60.0 million of borrowing capacity. At December 31, 2005, the Company had borrowings of $41.0 million under the facility. Borrowings are secured by all trade accounts receivables. The Company utilizes a wholly owned special purpose entity (“SPE”) to securitize the receivables. The SPE has no other purpose other than the securitization and is consolidated in the Company’s financial statements.

The Company had lines of credit aggregating $25.0 million available at December 31, 2005, with $12.0 million borrowed under these lines. Interest on lines of credit is at rates mutually agreed upon at time of borrowing.

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

Exhibit 13 – Page 20

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders’ equity are as follows:

	Unrealized Gains (Losses) on		Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
(In thousands)	Securities	Derivatives
Balance at December 29, 2002	$181	$(61)	$(5,000)	$(4,880)
Net change 2003	(145)	1,541	2,809	4,205

Balance at January 3, 2004	36	1,480	(2,191)	(675)
Net change 2004	(157)	136	1,746	1,725

Balance at January 1, 2005	(121)	1,616	(445)	1,050
Net change 2005	(418)	(1,044)	(1,978)	(3,440)

Balance at December 31, 2005	$(539)	$572	$(2,423)	$(2,390)

Share Repurchases

During 2005, the Company, pursuant to its stock repurchase plan, repurchased approximately 300,000 shares of its common stock for cash in the amount of $7.6 million. No shares were repurchased in 2004. During 2003, the Company, pursuant to its stock repurchase plan, repurchased 1.5 million shares for cash in the amount of $26.7 million.

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $5.2 million in 2005, $6.1 million in 2004, and $6.6 million in 2003. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2006 - $2.0 million; 2007 - $2.2 million; 2008 - $2.0 million; 2009 - $1.9 million; 2010 and thereafter - $5.9 million.

On July 21, 2005, the Company entered into a five-year operating lease agreement on a new facility in Columbus, Mississippi. Beginning in the fourth quarter of 2006, the Company will have annual operating lease commitments of approximately $850,000 related to the lease. The new facility will replace the Company’s existing facility in Columbus, Mississippi. During the construction period, the Company is acting as construction managers under a construction management agreement. In accordance with Emerging Issues Task Force (“EITF”) 97-10, “The Effect of Lessee Involvement in Asset Construction”, during the construction period, the Company has a maximum guarantee of 89.9% of the construction costs to date. As of December 31, 2005, the construction costs to date are approximately $5.4 million. As the likelihood of making any payments on this guarantee is remote, no liability has been accrued. As part of the lease agreement, the Company is subject to an 82% residual value guarantee at the end of the lease term in the event the value of the property has decreased. The maximum potential liability under the residual value guarantee would be approximately $13.6 million should the property become worthless by the end of the lease term. In accordance with Financial Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, the Company has recorded a liability of approximately $393,000 classified in other liabilities, which represents the fair value of the guarantee, based on a probability-weighted calculation of the expected value of the property at the end of the lease term.

Exhibit 13 – Page 21

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

NOTE H EARNINGS PER SHARE

The table below details earnings per share for the years indicated:

	2005	2004	2003
Numerator:
Net earnings (in thousands)	$43,021	$35,052	$24,779

Denominator Reconciliation:
Weighted average shares - basic	33,170,241	32,953,382	32,928,369
Effect of dilutive securities - stock options	557,705	531,879	476,364

Weighted average shares - diluted	33,727,946	33,485,261	33,404,733

Earnings Per Share - basic	$1.30	$1.06	$0.75
Earnings Per Share - diluted	$1.28	$1.05	$0.74

The total number of anti-dilutive securities excluded from the above calculations was approximately 452,100 at December 31, 2005, 192,000 at January 1, 2005, and 747,000 at January 3, 2004.

NOTE I STOCK PLANS

At December 31, 2005, the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of stock equal to and less than the stock’s market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant. The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company’s stock plans follows.

1990 Plan — Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. Shares authorized for grants: 1990 Plan - 501,600.

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

1989, 1996 and 2001 Plans — Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at

Exhibit 13 – Page 22

grant date. These options are immediately exercisable and related compensation expense on the options granted at 50% of market is recognized at date of grant. Shares authorized for grants: 1989 Plan - 540,000; 1996 Plan - 200,000; 2001 Plan - 200,000.

	1990 Plan	1987 and 1994 Plans	1989, 1996 and 2001 Plans
Type	Non-compensatory	Compensatory	Compensatory
Administrator	Compensation & Stock Option Committee	Compensation & Stock Option Committee	Executive Committee
Recipients	District Managers	Employees	Non-employee Directors
Status	Active	Active - 1994 Plan Expired - 1987 Plan	Active - 2001 Plan Expired - 1989 & 1996 Plans

Options Outstanding at Fiscal Year-End	Granted at Market	Granted at Market	Granted at Less than Market	Granted at Market	Granted at Less than Market
Range of exercise prices	$17.06 - $24.75	$14.44 - $27.60	$7.22 - $20.70	$15.38 - $24.81	$7.69 - $11.70

Options outstanding	104,052	1,927,155	215,601	169,776	79,711
Weighted-average exercise price	$22.29	$22.20	$11.53	$21.89	$10.62
Weighted-average remaining contractual life	3.9 years	5.7 years	6.2 years	5.9 years	5.1 years

Options currently exercisable	57,552	1,237,115	214,601	169,776	79,711
Weighted-average exercise price	$20.31	$20.53	$11.49	$21.89	$10.62

A summary of the Company’s weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2005, 2004, and 2003 follows.

	2005		2004		2003
Weighted Average Variables
Volatility	1.0%		1.4%		2.0%
Risk-free interest rates	3.8%		4.0%		3.7%
Dividend yields	2.2%		2.3%		2.6%
Expected option life	5.2 years		7.5 years		6.7 years
Remaining contractual life	5.7 years		5.2 years		5.4 years

	Exercise Price	Fair Value	Exercise Price	Fair Value	Exercise Price	Fair Value
Per share price of options granted during year
At market price	$27.05	$1.87	$23.85	$2.34	$20.27	$1.45
At less than market price	$13.63	$7.59	$11.70	$6.14	$10.11	$4.55

Stock Option Activity	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Total options outstanding
Beginning Balance	2,269,875	$18.82	2,491,187	$17.99	2,499,790	$17.26
Granted	677,966	25.07	244,600	23.10	421,500	18.85
Exercised	(384,196)	15.66	(404,793)	15.79	(325,170)	16.30
Expired	(67,350)	22.97	(61,119)	22.42	(104,933)	19.13

Ending Balance	2,496,295	20.89	2,269,875	18.82	2,491,187	17.99

Shares authorized for grant	8,141,600		8,141,600		8,141,600
Shares exercisable, at year end	1,758,755	19.10	1,907,875	18.32	1,993,787	17.29
Shares reserved for future grants, at year end	668,845		1,280,867		1,466,348

Exhibit 13 – Page 23

NOTE J FOREIGN OPERATIONS

The Company’s foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Far East, and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	2005	2004	2003
Net Sales:
United States Companies
Domestic customers	$618,476	$547,092	$479,414
Export customers	54,310	46,396	40,926

	672,786	593,488	520,340
Foreign Affiliates	48,783	54,707	41,051

	$721,569	$648,195	$561,391

Earnings Before Income Taxes:
United States Companies	$65,459	$50,217	$39,076
Foreign Affiliates	1,836	2,111	253

	$67,295	$52,328	$39,329

Assets:
United States Companies	$483,349	$480,865	$457,727
Foreign Affiliates	21,253	20,695	19,228

	$504,602	$501,560	$476,955

NOTE K ACQUISITIONS

On October 11, 2005, the Company acquired the remaining 40% minority interest in its consolidated affiliate Australian Baldor Pty Limited for cash in the amount of $2.4 million. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $258,000. The results of operations for the remaining 40% interest for the year ended January 31, 2005, were not material to the Company’s consolidated financial statements. Accordingly, pro forma information has not been presented. As of October 11, 2005, Australian Baldor Pty Limited is a wholly owned subsidiary of the Company.

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

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs”. SFAS 151 is an amendment of Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing”. Among other items, SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In accordance with SFAS 151, such items must be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt SFAS 151 no later than January 1, 2006. Management does not expect adoption of SFAS 151 to have a significant impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes

Exhibit 13 – Page 24

Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Among other items,

SFAS 123(R) eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In accordance with SFAS 123(R), the cost will be based on the grant-date fair value of the award and will be recognized over the period for which an employee is required to provide service in exchange for the award. Baldor will adopt SFAS 123(R) on a modified prospective basis beginning January 1, 2006. While the Company is currently evaluating the impact SFAS 123(R) will have on its financial results, management does not expect the impact to differ materially from the pro forma disclosures currently required by SFAS 123 and described herein under “Stock-based Compensation”.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other items, SFAS 154 applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Company’s adoption of SFAS 143 on January 1, 2006, is not expected to have a significant effect on the financial statements.

Exhibit 13 – Page 25

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and Affiliates as of December 31, 2005, and January 1, 2005, and the related consolidated statements of earnings, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and Affiliates at December 31, 2005, and January 1, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Baldor Electric Company and Affiliates’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2006 expressed an unqualified opinion thereon.

\s\ Ernst & Young LLP

Tulsa, Oklahoma

February 22, 2006

Exhibit 13 – Page 26

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Baldor Electric Company and Affiliates maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baldor Electric Company and Affiliates’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Baldor Electric Company and Affiliates maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Baldor Electric Company and Affiliates maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baldor Electric Company and Affiliates as of December 31, 2005, and January 1, 2005, and the related consolidated statements of earnings, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2005, and our report dated February 22, 2006 expresses an unqualified opinion on these statements.

\s\ Ernst & Young LLP

Tulsa, Oklahoma

February 22, 2006

Exhibit 13 – Page 27

Report of Management on Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with accounting standards generally accepted in the United States, applying informed judgments and estimates where appropriate.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent registered public accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent registered public accounting firm, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent registered public accounting firm, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

/s/ John A. McFarland
JOHN A. MCFARLAND
Chairman and Chief Executive Officer

/s/ Ronald E. Tucker
RONALD E. TUCKER
President, Chief Financial Officer and Secretary

Exhibit 13 – Page 28

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). We maintain a system of internal controls that provide reasonable assurance that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and that assets are safeguarded from unauthorized use or disposition.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, assessment of the design effectiveness of the controls, testing of the operating effectiveness of controls, and a conclusion on this assessment. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2005. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included in this report.

/s/ John A. McFarland
JOHN A. MCFARLAND
Chairman and Chief Executive Officer

/s/ Ronald E. Tucker
RONALD E. TUCKER
President, Chief Financial Officer and Secretary

Exhibit 13 – Page 29

Dividends Paid

Baldor’s annual dividend rate for 2005 increased 9% percent over the 2004 rate. There have been three dividend increases in the last five years and 10 increases in the last 10 years.

	2005	2004	2003
1st quarter	$0.15	$0.14	$0.13
2nd quarter	0.15	0.14	0.13
3rd quarter	0.16	0.14	0.13
4th quarter	0.16	0.15	0.14

Year	$0.62	$0.57	$0.53

Ticker

The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Common stock price range

As reported by the NYSE, the high and low composite sale prices per share for the Company’s common stock for each quarterly period during the past two fiscal years is listed below.

	2005		2004
	HIGH	LOW	HIGH	LOW
1st quarter	$28.35	$25.18	$24.70	$22.18
2nd quarter	26.63	23.81	24.21	21.90
3rd quarter	26.47	22.70	24.35	21.32
4th quarter	27.02	23.19	28.75	22.65

Shareholders

At December 31, 2005, there were 4,592 shareholders of record including employee shareholders through participation in the benefit plans.

Certifications

The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Exhibit 13 – Page 30